4-1-02

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X...   Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 1 ON THE AGENDA

Resolution on the election and ratification of the co-option of directors for completion of the 2000/2002 term of office;

Whereas the Board of Directors, owing to the need to remedy the situation deriving from the resignation of two directors, passed a resolution, at its meetings of February 4, 2002 and April 2, 2002, pursuant to the terms and for the purposes of the dispositions of the Commercial Companies Code, to co-opt Mr. Carlos Alberto de Oliveira Cruz and Mr. Patrick Monteiro de Barros as members of the Board of Directors.

The following resolution is hereby proposed:

The ratification of the above referred to co-options, pursuant to the terms and for the purposes of the dispositions of nos. 2 and 3 of article 393 of the Portuguese Commercial Companies Code.

Lisbon, April 2, 2002

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 4 ON THE AGENDA

Resolution on the proposal for the appropriation of net income.

In accordance with the Law and the Company's Articles of Association, 5% of Net Income for the Year is to be paid into the Legal Reserve.

Pursuant to the terms of sub paragraph b) of no. 1 of article 30 of the Company's Articles of Association, at least 40% of its annual Distributable Net Income shall, with the approval of shareholders, be distributed to them in the form of dividends, without prejudice to the General Meeting's right to reduce or not pay a dividend, if the resolution is passed by a qualified majority of two third of the votes cast.

According to information provided by the Board of Directors, its policy, with the exception of the appropriation of net income for the year 2000, has been to propose an annual dividend of not less than 40% of Distributable Net Income, excluding the profits made by subsidiary companies which have not been distributed to the Company, if permitted by Portugal Telecom's economic and financial situation. Alterations to this policy require the approval of shareholders participating at a General Meeting, as referred to in the Company's Articles of Association above and which occurred at the Annual General Meeting of April 24, 2001 in which a resolution not to pay a dividend was passed.

Distributable Net Income is obtained by deducting the amount of Euro 15,369,780 to be paid into the Legal Reserve plus the amount of Euro 86,133,340 of non distributed net income from the subsidiary companies from Net Income for the Year of Euro 307,395,598, i.e. in Euros:

307,395,598 – 15,369,780 – 86,133,340 = 205,892,478

40% of the Distributable Net Income, would therefore be, in Euros:

0.40 x 205,892,478= 82,356,991.20

The Board of Directors did not consider it opportune to pay a dividend in 2001, owing to the amount of investment currently being made, the need to maintain debt at adequate levels and the policy of reinforcing the Company's shareholders' equity. The Board of Directors, considers that the former practice of making a dividend payment should be resumed this year.

The Board of Directors considers that, owing to the reasons deriving from the actual proposal, in addition to the appropriation of Euro 15,369,780 to the Legal Reserve, the remaining part of the Net Income should be appropriated as follows:

- The amount of Euro 125,428,500 comprising a gross dividend per share (or ADS) of Euro 0.10 to be paid as a dividend;
- The amount of the undistributed net income realised by subsidiaries and the remainder of Euro 166,597,318, to Retained Earnings.

1) In conclusion, and pursuant to the terms of article 30 of the Company's Articles of Association, the Board of Directors hereby submits the following proposal for the appropriation of net income to its shareholders:

•	Legal Reserve	15,369,780
•	Dividends	125,428,500
•	Retained Earnings	166,597,318
		307,395,598

2) In due consideration of the fact that it is not possible to determine the number of own shares (whose rights have been suspended pursuant to the terms of articles 324, no.1, sub paragraph a), and 325.-B, no. 1, of the Commercial Companies Code) in the company's share portfolio upon the date of the payment of dividends, without limiting the company's capacity to intervene in respect of the liquidity of its securities and the practical necessity of the dividend per share to be fixed prior to the date of payment, the Board of Directors also proposes, as a clarification to the appropriation of net income defined in no 1, that:
   (a) a gross unit dividend of Euro 0.10 will be paid on each issued share, pursuant to the calculation criteria used for the preparation of the proposal;
   (b) The amount corresponding to shares which, on the first day of the payment of dividends, belong to the company itself or to companies thereon dependent will not be paid and shall be carried over to a new account.

Lisbon, March 12, 2002

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 6 ON THE AGENDA:

Resolution on the fixing of the amount of the Board of Director's issue of bonds and other securities pursuant to the terms of no. 3 of article 8 and sub paragraph e) of no. 1 of article 15 of the company's articles of association.

On the basis of the dispositions of no. 3 of article 8 of the articles of association and the company's eventual investment requirements and the expediency of providing the company's management with flexibility up until the time of the next Annual General Meeting.

The following resolution is hereby proposed:

That a resolution be adopted to fix at Euro 750,000,000 or respective counter-value in another or other currencies, as at the date of issue, the amount referred to in no. 3 of article 8 of the company's articles of association, for the company's issue, at the discretion of its Board of Directors, of any kind of bonds or other securities, either in isolation (as regards the company) or together with one or more companies in whose respective voting stock Portugal Telecom SGPS, S.A. has a direct or indirect controlling interest of more than 50%, without prejudice to their own issues, excluding convertible bonds and bonds or other securities exchangeable for Portugal Telecom SGPS, S.A. shares, and bonds providing an entitlement to subscribe for Portugal Telecom, SGPS, S.A. shares, in respect of which the limits approved on a case by case basis by the general meeting will apply, even if issued by a subsidiary company.

Lisbon, 12 March 2002

BOARD OF DIRECTORS

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 7 ON THE AGENDA:

Resolution on the acquisition and alienation of the company's own shares

Considering the general commercial companies regime on the acquisition and alienation of a company's own shares and, in general terms, the expediency of the company's being in a position to exploit the possibilities pertaining to these types of operations;

Considering that the same interest also exists in respect of dependent companies, which may be bound, notably pursuant to the terms of their own issue of securities, to acquire or alienate company shares, for which a provision must also be made, without prejudice to the contents of no. 3 of article 319 of the Portuguese Commercial Companies Code;

Considering, finally, that the adequate implementation of plans allocating rights to acquire company shares to board members and Portugal Telecom's senior staff, including its subsidiary companies, requires an extension to the period of application of the authorisation to alienate its own shares, in addition to recommending that such an alienation be realised, on an interim basis, to a dependent or other entity, notably a financial institution bound by contract to the execution of such a plan.

The following resolution is proposed:

1) That a resolution approving the acquisition of its own shares by the company, or any current or future dependent companies, subject to the discretion of the acquirer's board of directors and pursuant to the following terms, be approved:

a) **Maximum number of shares to be acquired**: up to five per cent of the share capital, less any alienations, without prejudice to any eventual lower limit resulting from imperative law and also without prejudice to the quantity required for compliance with the acquirer's fulfilment of obligations, as required by law, contract or the issue of securities and subject, if appropriate, to a subsequent alienation of the shares in excess of the said limit as required by law;

b) **Period during which the acquisition may be realised:** eighteen months from the date of this resolution;

c) **Forms of acquisition**: any form of acquisition to be realised on the stock market or any form of acquisition for, or for the purpose of, fulfilling an obligation required by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the company or a company thereon dependent, pursuant to the terms of the respective issue conditions or contracts entered into in respect of such a conversion;

d) **Minimum and maximum considerations for acquisitions:** the acquisition price shall be between a minimum of 10% below the price resulting from the average closing prices of Portugal Telecom, SGPS, SA shares on the Lisbon Stock Exchange, in the thirty working days immediately preceding the date of the operation, and a maximum of 10% above this price;

e) **Time of acquisition:** at the discretion of the acquiring company's board of directors, taking into consideration the securities market situation and the expediencies or obligations of the acquirer of the company or other company thereon dependent, to be realised on one or more occasions in accordance with the proportion defined by the referred to body.

2) That a resolution approving the alienation of own shares which have been acquired, at the discretion of the alienating company's board of directors and pursuant to the following terms, be passed:

a) **Minimum number of shares to be alienated:** the minimum legally defined block for the company's shares at the time of the alienation or a lesser number which is sufficient to fulfil the obligations assumed by the alienating company when the alienation is realised to fulfil such an obligation;

b) **Period during which the alienation may be realised:** eighteen months from the date of this resolution;

c) **Forms of alienation**: alienation to be realised on a stock exchange or an over-the-counter transaction in the case of specific entities appointed by the alienator's board of directors, in due respect for the principle of shareholder equality, as required by law, without prejudice, in the event of an alienation required to fulfil an obligation or resulting from the issue of other securities by the company or company thereon dependent, or contracts related with such an issue, to being realised in conformity with the respective terms and conditions;

d) **Minimum price:** the minimum alienation price may not be less than the official price of the shares on the Lisbon Stock Exchange on the working day immediately preceding the date of the operation, without prejudice, in the event of an alienation for fulfilling an obligation or arising from the issue of other securities by the company or company thereon dependent, or contracts related with such an issue, to being realised in conformity with the respective terms and conditions;

e) **Time of alienation:** at the discretion of the alienating company's board of directors taking into consideration the securities market situation and the expediencies or obligations of the alienator, company or other company thereon dependent, to be realised on one or more occasions in the proportions defined by the referred to board of directors.

3) **Acquisition and alienation pursuant under the plan for the allocation of acquisition rights**: in addition to the dispositions of the preceding numbers, that a resolution approving the acquisition or alienation of shares acquired to further the stock option plans for members of Portugal Telecom's board of directors and senior staff, including its subsidiary companies be passed, with such an acquisition being realisable pursuant to the terms of no. 1) of this resolution and the alienation being realised on the stock exchange pursuant to the general terms of no. 2) or an over-the-counter transaction on behalf of the plan's beneficiaries, in conformity with the respective terms and conditions or on behalf of a subsidiary company or other entity, notably a financial institution bound by contract to the furtherance of the plan.

Lisbon, March 12, 2002

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 8 ON THE AGENDA:

Resolution on the acquisition and alienation of the company's own bonds and other securities

Considering the expediency of the company and that of other companies thereon dependent, of being in a position, as currently required by law, to benefit from the possibilities pertaining to operations on their own bonds;

Taking into account the characteristics of the bonds currently issued by the company and the expediency of providing for those which may be issued in the future, pursuant to a normal framework of financial management and notably in connection with the issue of convertible or exchangeable securities to be realised by a dependent company.

The following resolution is proposed:

1) That the acquisition of the company's own bonds, in any form, pursuant to the following terms, in any case in which approval is required by law and subject to the discretion of the board of directors, be approved:

   (a) **Maximum number of bonds to be acquired**: total amount of each issue;

   (b) **Period during which the acquisition may be realised**: eighteen months from the date of this resolution;

(c) **Forms of acquisition**: any form of acquisition on the stock exchange in which the bonds are listed or an over-the-counter acquisition, in addition to cases of conversion in respect of convertible bonds;

(d) **Minimum and maximum considerations of acquisitions:** the acquisition price shall be between a minimum of 10% less than the value resulting from the average closing prices of Portugal Telecom bonds on the Lisbon Stock Exchange, in the thirty working days immediately preceding the date of the operation and a maximum of 10% above the referred to price;

In the case of an acquisition made in connection with or for the fulfilment of the issue conditions attached to other securities, or a contract related with such an issue, the price shall be the price resulting from the terms of the said issue or contract;

(e) **Time of acquisition:** at the discretion of the board of directors, taking into consideration the market situation and the expediencies or obligations required by law, contract or the issue of other securities, leading to the acquisition, to be paid on one or more occasions in conformity with the proportions defined by the referred to board of directors.

2) That a resolution approving the alienation of the company's own bonds which have been acquired, subject to the discretion of the board of directors and pursuant to the following terms, except for cases of conversion or redemption and cases involving the competence of the board of directors, be passed

(a) **Minimum number of bonds to be alienated:** the minimum block legally fixed at the time of the alienation for the company's bonds and other securities or a lesser number sufficient to fulfil the obligation assumed, as required by law, contract or the issue of other securities;

(b) **Period during which the alienation may be realised**: eighteen months from the date of this resolution;

(c) **Forms of alienation**: alienation of any kind in the form of sale or an exchange to be realised on a stock exchange, or an over-the-counter transaction for specific entities appointed by the board of directors (in due respect, in the case of bonds convertible into shares, for the principle of shareholder equality, as required by law) or in the event of an alienation made in connection with or for the fulfilment of obligations assumed, as required by law, the issue of other securities, or a contract notably a contract related with the issue of convertible or exchangeable securities or with the respective conversion, pursuant to the respective terms and conditions thereof;

(d) **Minimum price**: the minimum price of the alienation shall not be less than the official price of the bonds on the Lisbon Stock Exchange on the working day immediately preceding the date of the operation;

(e) **Time of alienation:** at the discretion of the board of directors, taking into consideration the market situation and the expediencies or obligations assumed on one or more occasions in the proportion to be defined by the board of directors.

Lisbon, March 12, 2002

Board of Directors

ANNUAL GENERAL MEETING

PORTUGAL TELECOM, SGPS, S.A.

April 23, 2002

BOARD OF DIRECTOR'S PROPOSAL

ITEM 9 ON THE AGENDA:

Resolution on alteration of no. 2 of article 19, nos. 1 and 2 of article 20 and sub-paragraph a) of no.1 of article 26 of the articles of association.

Considering that the environmental framework evidences the acceleration of various factors, in which competition requires adequate levels of competitiveness and market studies show that investors prefer models in which there is a separation between supervisory and control functions, characteristic of a "Board of Directors" and a company's day-to-day for which an "Executive Committee" is responsible;

Considering that such studies also indicate capital market preference for companies in which not only executive management is entrusted to Directors with established professional credentials who are independent from shareholders but also in which the privileges of shareholders are reduced to a minimum or do not exist;

Considering that the conformity of the articles of association with such an evolution can be processed without eliminating the nature of the determining power of the "*Golden Share*" and will harmonise the organisational scheme of Portugal Telecom SGPS, SA's Board of Directors and Executive Committee with the trend being followed by subsidiary companies.

The following is proposed:

That no. 2 of article 19, nos. 1 and 2 of article 20 and sub-paragraph a) of no. 1 of article 26 be altered as follows:

ARTICLE NINETEEN

1. **Two -** For the election of the Chairman of the Board of Directors, the majority referred to in the preceding number shall include the majority of "A" share votes.

ARTICLE TWENTY

One - The Board of Directors may delegate the running of the Company's day-to-day affairs to an Executive Committee comprising three, five or seven members.

Two -The Board of Directors shall choose the members of the Executive Committee which shall be chaired by the Chairman of the Board of Directors, if a member thereof, or, this not being the case, with the Chairman being elected by a proposal of the Chairman of the Board of Directors.

ARTICLE TWENTY-SIX

One - The company shall be bound/committed:

> **a)** By the signature of two members of the Board of Directors of whom one shall be the Chairman of the Board of Directors, the Chairman of the Executive Committee or a Director to whom, either has delegated such authority.

Lisbon, March 12, 2002

Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: April 11, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations

CONSOLIDATED REPORT - 2001

CONTENTS

HIGHLIGHTS 3

STATEMENT TO SHAREHOLDERS 5

MANAGEMENT REPORT 8

1. BUSINESSES EVOLUTION 8
2. CAPITAL MARKET 29
3. EMPLOYEES 31
4. RESEARCH AND DEVELOPMENT 33
5. SOCIAL AND ENVIRONMENTAL IMPACT 34
6. INFORMATION SYSTEMS AND EURO 36
7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 38
8. CORPORATE GOVERNANCE 52
9. PROSPECTS 73

CONSOLIDATED FINANCIAL STATEMENTS 75

REPORT OF INDEPENDENT AUDITORS 155

APPENDIXES 159

BREAKDOWN OF CONSOLIDATED OPERATING REVENUES 160
OPERATING DATA BY BUSINESS SEGMENT 161
PT MANAGEMENT 165
INFORMATION TO SHAREHOLDERS 169

Consolidated Operating Revenues
Euro million


24%
3,172
4,190
4,906
1999 P
2000 P
2001 P
CAGR


17%
4,155
5,146
5,727
1999 F
2000 F
2001 F
CAGR

Consolidated Operating Revenues Structure


2000 P
PT Multimédia 5%
Other 4%
Telesp Celular 16%
PT Comunicações 47%
TMN 24%
PT Prime 4%


2001 P
PT Multimédia 12%
Other 3%
PT Comunicações 45%
Telesp Celular 12%
TMN 24%
PT Prime 4%


2001 F
PT Multimédia 10%
Other 3%
PT Comunicaçõ 38%
Telesp Celular 25%
TMN 20%
PT Prime 4%

EBITDA Structure
Euro million


1,648
1,855
10% Telesp Celular
29% TMN
1% PT Prime
56% PT Comunicações
1% Outras
3% PT Multimédia
2000 P
2001 P


1,958
2,124
22%
25%
1%
49%
1%
2%
2000 F
2001 F

"P": Proportional consolidation of Telesp Celular corresponds to an economic interest of 41.23% in 2000 and 2001
"F": Full consolidation of Telesp Celular

HIGHLIGHTS

Customers / Accesses	2001	2000	1999 *in million*	Δ %
PT's Total Customers	16.5	13.4	10.7	23.3
Portugal	10.2	8.8	7.5	15.7
International Market (1)	6.3	4.6	3.2	38.1

Employees	2001	2000	1999 *number*	Δ %
PT Employees	20,887	18,539	19,969	12.7
Portugal	17,822	15,054	16,188	18.4
International Market (1)	3,065	3,485	3,781	(12.1)
Productivity				
Fixed Main Lines per Employee - Portugal	418	390	319	7.2
Fixed and Mobile Lines per Employee - Portugal	714	601	450	18.8

*in million, except **

Consolidated Results	2001 Proportional Euro	2000 Proportional Euro	2001 Fully Euro	2000 Fully Euro
Operating Revenues	4,906	4,190	5,727	5,146
EBITDA	1,855	1,648	2,124	1,958
Operating Income	1,064	817	1,168	937
Other Expenses (Income)	616	131	1,028	180
Consolidated Net Income	307	540	307	540
Earnings per Share (2) * (Euro)	0.25	0.43	0.25	0.43

*in %, except **

Margins and Ratios	2001 Proportional Euro	2000 Proportional Euro	2001 Fully Euro	2000 Fully Euro
EBITDA Margin (Consolidated)	37.8	39.3	37.1	38.1
Net Margin (Consolidated)	6.3	12.9	5.4	10.5
Net Debt/(Net Debt + Shareholders' Equity)	53.3	44.8	53.9	46.1
EBITDA/Net Interest * (no. x)	7.7	7.6	7.1	7.6
Total Investment * (million)	3,274	3,384	3,837	3,665
Capex (3) * (million)	1,047	1,093	1,316	1,347
EBITDA - Capex (3) * (million)	807	554	808	611

in million

Financial Data	2001 Proportional Euro	2000 Proportional Euro	2001 Fully Euro	2000 Fully Euro
Net Assets	15,891	11,675	17,636	13,216
Net Debt	5,318	3,545	5,456	3,732
Shareholders' Equity	4,667	4,362	4,667	4,362
Share Capital	1,254	1,202	1,254	1,202

Notes:

Proportional consolidation of Telesp Celular corresponds to an economic interest of 13.92% in 1999 and of 41.23% in 2000 and 2001.

(1) Fully and proportionately consolidated companies.

(2) Adjusted the number of shares to 1,254,285,000 in accordance with the capital increase in May and June 2001.

(3) Not including goodwill.

Main Figures by Business Area

PT Comunicações
(Fixed Telephone - Portugal)

Euro million

	2001	2000	Δ %
Operating Revenues	2,423	2,167	11.8
Operating Income	655	573	14.5
Net Income	274	149	84.6
EBITDA	1,045	1,024	2.1
EBITDA Margin (%)	43.1	47.2	(4.1) p.p.
Capex	327	312	4.8

PT Prime
(Data and Business Solutions)

Euro million

	2001	2000	Δ %
Operating Revenues	268	224	19.4
Operating Income	1	12	(94.6)
Net Income	(27)	8	n.s.
EBITDA	27	35	(24.0)
EBITDA Margin (%)	10.0	15.7	(5.7) p.p.
Capex	67	68	(2.0)

TMN
(Mobile Business - Portugal)

Euro million

	2001	2000	Δ %
Operating Revenues	1,394	1,063	31.2
Operating Income	392	260	51.0
Net Income	271	171	58.9
EBITDA	538	391	37.8
EBITDA Margin (%)	38.6	36.8	1.8 p.p.
Capex	283	353	(19.7)

Telesp Celular (1)
(Mobile Business - Brazil)

Euro million

	2001	2000	Δ %
Net Operating Revenues	1,402	1,644	(14.7)
Operating Income	177	208	(15.2)
Net Income	(519)	122	n.s.
EBITDA	459	533	(14.0)
EBITDA Margin (%)	32.7	32.5	0.2 p.p.
EBITDA Margin excluding handsets (%)	38.9	45.4	(6.5) p.p.
Capex	458	432	6.0

PT Multimédia
(Multimedia Business)

Euro million

	2001	2000	Δ %
Operating Revenues	626	248	152.5
Operating Income	(27)	(93)	71.4
Net Income	(117)	(106)	(10.3)
EBITDA	43	(45)	n.s.
EBITDA Margin (%)	6.8	(18.1)	24.9 p.p.
Capex	144	104	38.2

Values above include intra-group transactions.
(1) Assuming the full consolidation of Telesp Celular.

STATEMENT TO SHAREHOLDERS



Francisco Murteira Nabo
Chairman
Portugal Telecom Group

Portugal Telecom's operating performance in 2001 represented a solid achievement.

The Group, with its diversified business portfolio ranging from fixed communications to multimedia, increased its customer base during the year by three million to 16.5 million customers, of which 61% are subscribers to the Group's highly dynamic mobile service offerings.

PT Comunicações has retained an overall share of more than 90% of fixed telephone services after two years of experience with full liberalisation of the market as a result of effective pricing policies and innovative service offerings. PT Comunicações' development of new structures to handle customer relationships, its quality of service and its corporate image have also contributed to its leading position in key segments of its business: residential, SOHO and small and medium sized enterprises.

PT Comunicações has succeeded in maintaining its EBITDA margin above 40%, as a result of effective cost rationalisation, notwithstanding the full liberalisation of the Portuguese market.

PT Prime reinforced its position as the benchmark operator for the top corporate sector, making a decisive contribution to the Group's success in the new competitive environment. Committed to a strategy of differentiating itself from its competitors based on the innovateness, quality and reliability of its services, PT Prime has retained its customer base and added new customers from among the largest Portuguese companies.

The performance of PT Prime's data transmission services particularly its broadband and corporate Internet services based on Webside solutions has been highly dynamic. These services are supported by the installation of the largest Internet Data Centre in Portugal.

The mobile market in Portugal continues to show strong growth, notwithstanding the high level of penetration already achieved. TMN has increased its market leading position to a share of 50% for new subscribers (net) and more than 50% for traffic. TMN's commercial policies have enabled it to expand its customer base by around 33% while also consolidating its position with contract customers and corporate subscribers for its "Corporate" product/service solutions.

TMN increased its operating revenues by 31% and EBITDA by 38% and improved its EBITDA margin to 39%.

Its launch of the GPRS service and the "My TMN" platform, which allowed a broad range of services to be personalised via WAP and SMS, will enable TMN to exploit its size and achieve future expansion in the data and Internet business areas.

In the case of Brazil, Telesp Celular has made a significant contribution to the development of the mobile market in São Paulo, achieving more than 5 million customers at year-end and a market share of 65%. The company strengthened its growth potential by promoting the migration of analogue customers to its digital service and increasing its penetration of the corporate market with packages such as Telesp Celular Empresas.

Reductions in traffic levels and use per customer has been offset by cost cutting measures and ensured an EBITDA margin of around 33%. Telesp Celular's EBITDA margin has been steadily on the increase since May.

PT took its first steps to consolidate its position in the mobile sector in Brazil through its acquisition of Global Telecom, which operates in the Brazilian States of Paraná and Santa Catarina. Global Telecom already enjoys important synergies with Telesp Celular, particularly as a result of the launch of the Baby pre-pay phone, which contributed to Global Telecom's good performance in terms of net subscriptions, which represented 64% of net additions in the market. The company expanded its customer base by 86% last year and achieved one of the highest growth rates achieved by the B Band operators in the Brazilian market.

The agreement reached between Portugal Telecom and Telefónica to create a holding company to manage the mobile assets of the two companies in Brazil will allow important synergies to be achieved and increase overall operational performance and constitute an important source of future growth.

The Group's multimedia businesses recorded high growth, with 1.8 million total customers or an increase of more than 28% over last year. Netcabo, the broadband Internet service, tripled its number of customers over last year to 62,000. TV Cabo launched an experimental interactive digital television service in conjunction with Microsoft with the aim of promoting Internet access and developing the e-commerce market. The Sapo portal succeeded in maintaining its dominant position in the domestic market, with a 10 percentage point increase in reach to around 60% at the end of 2001.

PT Multimédia took a controlling interest in Lusomundo, providing it with access to some of the best available Portuguese language multimedia content. The synergies resulting from the supply of such content on PT Group service delivery platforms are expected to be significant.

Solid operating performance in the Group's different business areas increased Consolidated Operating Revenues to Euro 5,727 million. EBITDA increased by 8.5% over last year to Euro 2,124 million. Net Income, which was adversely affected by the negative impact of the euro's devaluation against the dollar, was Euro 307.4 million.

There was a 32.2% increase in the EBITDA-Capex indicator resulting from the exploitation of infrastructure solutions using state-of-the-art technology and rationalisation of the Group's investment programme.

PT strengthened its financial structure via a significant debt restructuring programme. Refinancing operations in 2001 totalled Euro 3.2 billion and culminated with the issuance of Euro 550 million of convertible bonds in December. The average cost of the debt was reduced and debt maturity increased. Most Telesp Celular and Global Telecom debt is indexed to the Brazilian Real.

This performance has enabled us to maintain one of the strongest ratings in the European telecommunications sector. Financial strength and business growth, particularly in the Portuguese market, have been recognised by the market. Notwithstanding extremely adverse conditions and the highly volatile capital market conditions, PT shares outperformed the DJ Stoxx stock market index for European telecommunications in 2001 by 22 percentage points and the domestic PSI-20 index by 16 percentage points

These results derive from the professionalism and commitment of our workers and the confidence our shareholders have placed in myself and my management team, and last but by no means least, from the continuing support of customers who believe in the quality of our services. In recognition of this fact, I should particularly like to express a final word of gratitude to all that have contributed to the results achieved last year. We shall, as a team, continue to contribute to the development of the Portugal Telecom's Group, as a benchmark Portuguese corporate actor.

Francisco Luís Murteira Nabo

MANAGEMENT REPORT

1. Businesses Evolution

PT Comunicações

PT Comunicações, S.A. ("PT Comunicações"), notwithstanding full liberalisation of the telecommunications market, has successfully maintained a market share of around 92% in total traffic originated and 98% of the main lines, after two years of full competition. Differentiation and a competitive offer in terms of pricing, innovation and quality, in conjunction with structuring effective customer relationships structures are the key factors behind its customer retention strategy.

The principal regulatory developments in 2001 pertained to the fixed telephone service's liberalisation process, notably the provision of a carrier pre-selection facility for all types of traffic, number portability and local loop unbundling. By year-end, there were 355,000 main lines with a carrier pre-selection capability and there was a customer recovery rate of approximately 24%.

The local loop unbundling process was gradually implemented and the reference internet access offer, incorporating various regulatory resolutions (involving charges on interconnection) has become more stable. The interconnection regime was consolidated via the approval of the 2001 Interconnection Reference Offer proposal, submitted by PT Comunicações. The Telecommunications regulator issued new Internet access conditions, replacing the former internet access model, based on revenue sharing and the ownership on traffic by fixed telephone service providers with a new access model based on call origination and the transfer of traffic ownership to Internet Service Providers (ISP).

The aggressiveness of the pricing policy, even for conventional services, resulted in an average annual nominal reduction of 2.9% in fixed telephone service charges. This was 7.3% in real terms (i.e. CPI-7.3%) in comparison to a cap of CPI-4%. 2001 also saw the start of negotiations for a Universal Service Convention, which is expected to form the framework for future telephone service pricing.

PT Comunicações has launched a wide range of innovative price plans for different customer segments with the aim of increasing price flexibility and competitiveness. Reference should be made to the highly discounted Prime Rate and Vantagem Nacional and Marconi Prime Rate, Vantagem and Valor Internacional rates, for domestic and international traffic, respectively, for the corporate SME segment. The Preço Único no País (Single Nationwide Charge) of Euro 6.23 cents is for customers with monthly bills of more than Euro 100. Option Plans are SME packages combining the various price plans offered in this segment.

In the residential market, reference should be made to the Local+ and Família e Amigos (Family and Friends) fixed discounts on pre-selected numbers in addition to the Relação+, Relação Internacional, Marconi Star, Marconi Alegro Internacional and Marconi Partner (various international traffic discounts) price plans. PT Primeira Vez allows new customers to pay for the installation charge in monthly instalments and also includes an offer of free airtime.

There was an average annual reduction of 16.5% in charges for interconnection traffic in 2001 with reductions of 30% in call originations and 28% in call terminations.

In line with the new market environment, PT Comunicações has continued to develop its portfolio of ISDN based services to SMEs and SOHO customers, notably Internet access, comprising integrated solutions such as NetBiz, Cyberkit RDIS ("RDIS"=ISDN) and CyberLAN RDIS for small LANs, including a variety of internet/intranet solutions and firewalls. ISDN and Voice Mail services for the residential market have been heavily promoted and a single voice mail box for both fixed and TMN mobile traffic has been created.

2001 saw the launch of the ADSL service, beginning with the launch of a ADSL service on a wholesale basis in the Lisbon and Oporto metropolitan areas covering 75% and 60% of those cities, respectively. Coverage has been extended to other zones in the country and total coverage throughout Portugal of 50% is expected to be achieved by year-end 2002. Demand for this service has developed slowly with only 3,300 ADSL installations having been made in 2001.

In customer care terms, the call centre operating model and structure were combined with sales channels (retail outlets and sales team) in the Contact Centre, with the aim of optimising resources, promoting quality with respect to customer services/enquiries and improving procedural efficiency. PT Comunicações' virtual shop, part of the Group's plan to increase the use of the web, is an example of this, performing an important role in building customer relationships and benefiting from an additional 24 hour communication channel to the company.

PT Comunicações' customer base at the end of 2001 amounted to 4.3 million main lines of which 67% were residential customers, 17% SOHOs and SMEs, 9% large corporate customers (handled by PT Prime) and 3% operators. There was a 22.5% increase in ISDN main lines over the previous year, resulting in a penetration rate of 18.6%. 1.3 million main lines had Voice Mail facilities, representing an increase of 28.5% and an overall penetration rate of 34.6%.


PT Comunicações' Customers
Other 4%
Operators 3%
SME 6%
Large Corporate Customers 9%
SoHo 11%
Residential 67%

Last year saw a 114% increase in the capacity of leased lines (equivalent to 64 kbps) to operators. This reflected the high quality of service provided (98.5% of installed capacity is digital) and accurate market pricing.


Fixed Line Originated Traffic Breakdown
(Minutes)
2%
2%
8%
34%
54%
2%
8%
7%
40%
43%
International
Other
Fixed-Mobile
Internet
F-F National
2000
2001

2001 saw an 8% increase in the total use of the fixed line network in minutes, with a 2.6% increase in originating traffic per main line/day to 11.0 minutes. There was a 22.8% increase in Internet traffic, representing around 40% of the total originated traffic. The domestic voice traffic fell 16.8% due to increased use of mobile phones. There was a 33.1% increase in traffic originating from or terminating on other operators.

PT Comunicações launched a series of projects in 2001 designed to increase revenues, improve quality of service and rationalise procedures and costs. This was particularly notable in the areas of infrastructure operations and information systems, under the name Projecto em Linha, which has a three-part structure:

- Linha Crescente targetes revenue increases and business development, with the launch of new products and specific campaigns;
- Linha Digital focuses on organisations converting to digital technology, promoting paperless offices, web-based strategies and procedural simplifications;
- Linha Segura concentrates on improving service quality and customers' perception of quality of services, network operation and maintaining efficiency.

Work continued on infrastructure rationalisation, development and modernisation to stimulate market development.

Global capacity of fibre-optic transmission at year-end was 163,000 kilometres of twisted pairs (20,000 kilometres of cable), of which 32,000 kilometres of twisted pairs (4,000 kilometres of cable) were used on main lines and 131,000 kilometres of twisted pairs (16,000 kilometres of cable) on the core network. Expansion of the core transmission network was achieved through the installation of new SDH (Synchronous Digital Hierarchy) structures and extensions to existing structures, comprising a capacity increase of approximately 86,000 lines equivalent to 2Mbit/s.

DWDM (Dense Wavelength Division Multiplexing) technology, which is installed on the long distance network, was released in 2001 on the Lisbon-Oporto link and on international connections with Spain. The first FITL (fibre in the loop) solutions for improving the quality of customer service/enquiries and increased local loop digitalisation were also implemented.

In terms of information systems and network management, work was carried out updating the supporting technological platform for the fault management and network registry system. The new network access registry was also completed and is functional. The support system interface with the registry and the operating of the core network was also completed with a view to increasing the degree of automation of procedures involved in supplying leased lines.

Development work was also carried out on the existing network infrastructures to make them into a Next Generation Network.

Next Generation Network is a network structure better equipped to meet future traffic demand. It enables the transport of all voice and data services over the same ATM or IP packet switching infrastructure, increases the speed and reduces installation costs of future convergence services (voice, data and video).

Capital expenditure of Euro 327 million, or 13.2% of PT Comunicações' operating revenues, were made in the overall infrastructure developments.

A new employee reduction programme was approved at year-end, pursuant to which we reduced our workforce by 962 employees. PT Comunicações now has 10,296 employees, enabling it to achieve a ratio of 418 main lines per worker, ranking it as one of the most efficient European wireline operators.

PT Comunicações increased its operating revenues in 2001 by 11.8% over 2000, to Euro 2,423 million. EBITDA was Euro 1,045 million, representing an EBITDA margin of 43.1%, derived from changes in the ownership of fixed-to-mobile traffic.

PT Prime

PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime") is the Group's front-end commercial company for top corporate customers, which provides integration of voice and data solutions with information systems, Internet, e-commerce, business-to-business or B2B, and the outsourcing of corporate communications networks and services.

It has, as a leading operator in this market segment, increased its customer base by supplying customised state-of-the-art telecommunications solutions, based on the high quality and reliability of its services, expertise and competitive pricing policy.

Notwithstanding a more aggressive approach by its competitors in the form of lower prices, PT Prime has succeeded in minimising market share losses and has adopted a successfully strategy in this area. This has played a decisive role in enabling the Group to maintain its current share of the fixed telephone service in a fully liberalised market.

In 2001, PT Prime won major communications networks and information technology solutions contracts from several of the most important Portuguese institutions and companies.

The company supplied the communications network for the Santa Casa da Misericórdia de Lisboa on-line gaming system and signed an agreement with ANA-Aeroportos de Portugal, S.A. for the development of integrated telecommunications services and information technologies, to be offered at airports.

The Netautarquia service, enabling Local Councils to provide services to citizens via the Internet, was launched as part of the e-government program and to further the objectives defined in the Information Society Operating Plan.

The range of broadband (ATM) services was expanded with a new Internet access offer in the form of Broadweb. An interface enabling data transmission between the ATM and Frame Relay network was also developed. In terms of infrastructure, the IP/ATM backbone was also expanded with the aim of satisfying the broadband and Internet requirements of the corporate market and other operators and an Iberian ATM Broadband Service in partnership with Telefónica Data was launched. Geographical expansion to the Spanish market is expected to increase the competitiveness of domestic companies.

The growth of the data communications service in 2001 was steady with a 26.6% increase in the total number of accesses over the preceding year. Frame relay accesses and ATM based broadband connections, with increases of 65.5% and 42.4%, respectively, posted particularly high growth.

There was a 23.2% growth in the total number of leased lines to end users (capacity equivalent to 64 kbps) notwithstanding substitution from other services, notably IP and ATM network based services. Digital lines represented 89% of the total leased lines to end users.

The development of corporate Internet services was further enhanced by Webside, a complete corporate Internet and Web service, with, inter alia, the launch of Design, Security, Prime Housing, Prime Servers, Prime Office, Wireless Prime Office and Access On.ADSL services. The Access On.ADSL service initiated the commercial start-up of ADSL based broadband Internet access in the greater Lisbon and Oporto areas.

PT Prime´s services were supported by the installation of the largest Corporate Internet Data Centre in Portugal, with permanent technical teams for the operation, maintenance and management of equipment and networks and sophisticated monitoring and alarm signalling tools. The increase in internet capacity sold to corporate customers was 2.4 times higher than in the previous year.


Business Development
Leased Lines Capacity (equiv. 64K)
23%
Corporate Web Capacity Sold
136%
Broadband
42%
Frame Relay
66%
Data Communication Accesses
27%
Growth 01/00 (%)

B2B e-commerce business saw the launch of two portals by Tradecom associates, which are supported by its technology: eConstroi and PMELink. eConstroi is a vertical portal for the civil construction and public works sector, encompassing 21 of the 25 largest civil construction companies in Portugal. PMELink is an SME business centre created in partnership with BES and Caixa Geral de Depósitos. A partnership for setting up a vertical portal for the health sector was also signed with the Espírito Santo and Mello groups.

The MyPT programme was launched in 2001. This is a PT programme aimed at increasing the use of the web in which PT Prime was given the task of integrating and harmonising the Group's information systems and corporate network. PT Prime has also developed and begun to implement a Customer Relationship Management (CRM) programme to improve customer portfolio management.

PT Prime has been ISO 9001 certified. This standard encompasses the PT's activities as a whole and certifies the global customer service quality.

PT Prime was awarded the Media Capital, Accenture and Diário Económico "+ Digital 2001" prize for the telecommunications sector. The prize is awarded to companies creating higher value for themselves and society in general via the use of the Internet and Web-based technologies.

There was a 19.4% increase in PT Prime's operating revenues to Euro 268 million over 2000, derived from the growth of broadband, web-based and systems integration businesses. EBITDA totalled Euro 27 million, equivalent to an EBITDA margin of 10%. Infrastructures and business development involved capital expenditure of Euro 67 million or 24.9% of revenues.

Mobile Businesses

PT was one of the principal forces behind the consolidation of the Brazilian mobile market in 2001.

PT, in January, through its subsidiary Telesp Celular Participações, S.A. ("Telesp Celular"), acquired 49% of ordinary shares and all preference shares in the three holding companies that control Global Telecom, S.A. ("Global Telecom"), representing an indirect economic interest of 83%.

PT and Telefónica, S.A. ("Telefónica") also entered into a strategic agreement in January 2001 for the creation of a 50-50 joint venture to manage all of their respective assets in the Brazilian mobile market. The joint venture company will include Telesp Celular and Global Telecom (PT), Tele Sudeste Celular and Tele Leste (Telefónica), and Celular CRT Participações, S.A. ("CRT Celular"), in which both partners have holdings.

The joint venture's coverage area represents a market of around 94.5 million inhabitants comprising 11.6 million customers. The zone has significant growth potential owing to the fact that the mobile penetration rate is 20.5 customers per 100 inhabitants while the zone accounts for around 71.3% of Brazilian GDP. The joint venture will be the largest mobile phone operator in South America and will enable significant synergies in terms of operations, supplies and commercial activities to be achieved.


Customers and Market Share
of Joint Venture Operators in Brazil
65%
5.104
35%
862
62%
3.028
69%
1.785
63%
822
Customers
Market Share
Telesp Celular
Global Telecom
TeleSudeste
Celular CRT
TeleLeste
Portugal Telecom
Telefónica

PT, through its wholly-owned subsidiary TMN, is the leading provider of mobile telephone services in Portugal, and will also be one of the principal mobile operators in Brazil after the formation of the mobile joint venture with Telefonica. PT also owns mobile assets in Morocco, Botswana, Angola, Cape Verde and Macao.

PT's domestic and international mobile business, at the end of 2001, encompassed a population of more than 100 million inhabitants, including approximately 10.1 million customers, representing 61.4% of PT's total customer base.

TMN

The mobile service in Portugal continued to enjoy strong growth, having achieved around 8.2 million active mobile telephone cards at the end of 2001 or a penetration rate of 79%, above the average for Western Europe (74%). The Portuguese mobile market is estimated to have grown 22.4% during the year, with a further 1.9 million net additions.



TMN Customers
('000)
36%
2,115
Net Adds
689
2,939
Net Adds
825
3,905
Net Adds
966
1999
2000
2001

TMN - Telecomunicações Móveis Nacionais, S.A. ("TMN") further strengthened its market lead with more than 50% of traffic, 49.7% of net additions and 47.9% of active mobile telephone cards. TMN's customer base grew by an additional 966,000 customers in 2001. This was an increase of 17.1% from the previous year, to 3,905 active mobile telephone cards, or a 32.9% growth in the total number of mobile subscribers.

TMN also increased its number of contract and corporate customers. There was a 39.6% increase in contract customers (net) over the last year, in comparison to a 13.2% increase in the number of pre-paid customers. The launch of its "Corporate" products targeted at the business segment made a significant contribution towards this performance.

The portfolio differentiation of products and services for this segment included the offer of Corporate Packages with free minutes for use by multiples cards associated with the same account and the launch of VIP Empresas, a service offering special discounts for calls made to ten pre-selected fixed or mobile numbers. TMN also launched its FIT Minutes Package, comprising a single corporate airtime package in which each company's mobile phones have a specific airtime limit with split billing for calls made over that limit.


2001
Market Shares
49.7%
51.4%
52.8%
53.8%
47.4%
51.3%
45.2%
46.5%
47.6%
47.9%
43.8%
Active Subscribers
Net Adds
Traffic
Q1
Q2
Q3
Q4

The pioneering FrotaLink (SLV - Vehicle Location Service) developed in partnership with PT Multimédia and PT Inovação and supported by GPS and the GSM network was also introduced in Portugal. This service enables the real-time location/tracking of vehicles on Portuguese territory and within Europe.

TMN has promoted Upgrade and Hi-Pack discounted solutions with a view to retaining brand loyalty of pre-pay customers. These customer loyalty programmes have been enormously successful and have enabled TMN to reduce churn to 23.5%, or 2.6 percentage points down from last year's figures. There was also a 30.5% increase in upgrades over 2000.

As part of its on-going commitment to innovation, TMN launched the first mobile telephone call vouchers in Portugal called Alô TMN. It also re-introduced the Clube 0936 idea, under a new name - Pontos TMN - which converts the value of bills and amounts credited to cards into points to be exchanged for products, services or articles from a collection unavailable for retail sale. It has also created a new type of pre-pay for the over 65s in the form of the PAKO Sénior product which provides users with several specific benefits.

The TMN WAP service was launched in May 2000, with more than 544,000 customers, of which more than 197,000 were active users at year-end 2001. Customers can personalise a wide range of texting or voice services via WAP on the MyTMN platform. WAP subscribers have access to e-mail, agendas, stock market information, location services, Easy Messaging, on-line ticket purchases and a chat service.

With the introduction of GPRS (General Packet Radio Service), data transmission is expected to record strong growth in the future as customers become familiar with the service and the added benefit of more services at faster speeds. Increases in transmission speed are also likely to increase interest in and use of the MyTMN platform.

GPRS is a mobile communications technology enabling information to be sent in "packages", which uses the same data transmission protocol as the Internet. The new technology enables dataflow using mobile phones to be optimised in terms of time and cost. TMN succeeded in achieving national GPRS coverage in 2001 and is currently targeting the corporate segment.

Average monthly use by TMN customers totalled 137.4 minutes per card a month. This is 0.7 minutes (0.5%) down from 2000, notwithstanding the large increase in the number of customers. Around 48% of customers regularly use the SMS service. An average of 59 text messages were sent per customer each month in 2001 as compared to 43 in 2000. Data revenues totalled 5.9% of service revenues - 2.3 percentage points up from 2000. December's ratio was 7.2%.


2001 Costs per Subscriber Evolution
(Euro)
92.4
77.5
61.9
63.1
16.4
17.1
16.6
16.2
CCPU
SAC
Q1
Q2
Q3
Q4

There was a 2.7% fall in average monthly revenues per user (ARPU) to Euro 30.1, reflecting the reduction in average revenues per minute. Efficient cost cutting measures were also introduced. Cash cost per customer (CCPU) recorded a decrease of 4.8% over 2000 to Euro 16.6.

SAC (subscriber acquisition and retention costs) also improved during the year, having fallen by 0.2% over 2000, to an average annual value of Euro 72.2, although falling to Euro 62.5 in the second half of 2001 (down 26.0% over first half). This was a direct result of tightened cost controls, a reduction in equipment subsidies, improved operating performance and customer loyalty incentives.

TMN, in terms of infrastructure and quality of service, continued to improve accessibility, coverage and network quality, incorporating state-of-the-art technological innovations 217 roaming agreements in a further 123 countries/regions were signed. There was also a 19% increase in the number of stations, resulting in a capacity of 45 channels per thousand customers. Work also began on adapting the network to UMTS technology and installing specific components, setting network parameters to create GPRS capacity and installing new platforms to launch new services.

Capital expenditure was Euro 283 million or approximately 20.3% of operating revenues. TMN employed 1,194 workers at year-end, with an 11.5% improvement in its "customers per worker" productivity ratio to 3,271 during 2001.

TMN's performance in 2001 increased operating revenues by 31.2% to Euro 1,394 million and EBITDA by 37.8% to Euro 538 million, increasing the EBITDA the margin to 38.6%.

Telesp Celular

There were around 7.9 million mobile customers in the State of São Paulo, Telesp Celular's area, at the end of 2001, representing a penetration rate of more than 21%, in comparison to 17% for Brazil as a whole.

Last year saw growth of around 15% in the São Paulo mobile market as a result of the low penetration rate, notwithstanding the less positive economic climate. The crisis in Argentina, the economic slowdown, the energy crisis and the events of September 11 contributed to a macroeconomic environment with high interest rates and the devaluation of the Brazilian real.

Telesp Celular, in anticipating greater future competition, is endeavouring to improve its market position by expanding its customer base and encouraging analogue customers to migrate to the digital service. These measures were particularly in evidence in the first half of 2001. Major cost rationalisation was also enforced in the second half of the year.

Telesp Celular had more than 5.1 million customers at the end of 2001, representing an increase of 18.6% in comparison to the previous year. There were 802,000 (net) new subscribers, estimated to be around 77% of net subscriptions in the State of São Paulo.

Market share of the total customer base increased to 65% (up 2 percentage points from 2000). The increase in market share in coverage Area 1, with approximately 3.2 million customers, was 3 percentage points; whereas in coverage Area 2, market share comprising 1.9 million customers remained at 64%.

There was a 36.3% increase in the number of digital network customers to 93% of the total (81% in 2000). The number of contract customers fell to 27% of the total (10 percentage points down from 2000) to 1.4 million. Telesp Celular continued to develop and diversify pre-paid products (notably Peg&Fale Gol!, Baby Style and Baby MTV), with 3.7 million customers at year-end (38.4% up from year-end 2000).



Telesp Celular Subscribers
('000)
33%
2,893
Net Adds
1,089
4,302
Net Adds
1,409
5,104
Net Adds
802
1999
2000
2001

The significant increase in pre-paid customer making fewer calls, and the impact of the macroeconomic situation in Brazil resulted in a 6% reduction in traffic per customer, which, in conjunction with an 4.4% drop in average price per minute also had the effect of reducing ARPU to R$ 44 compared with R$ 52 in 2000.

Strategic repositioning, started in May 2001, was based on several measures focused on profitable and sustainable growth, customer value, changes to working procedures and the prioritisation of marketing operations targeted at return on investment.

2001 was marked by the launch of Telesp Celular Empresas, developed for corporate customers. Telesp Celular Empresas caters for the corporate customer's specific requirements with customised products and services and a differentiated customer services/enquiries service. These tailored services helped to increase the number of contract customers in the last quarter.


2001 Key Data
33.8%
169
32.1%
34.5%
135
130
27.9%
75
45
42
43
45
Q1
Q2
Q3
Q4
ARPU (Real)
SAC (Real)
EBITDA Mg (%)

The second half of 2001 saw an improvement in SAC to an average annual amount of R$ 127.

Telesp Celular continued its leadership in terms of innovation with its development of WAP services. More than 2.0 million Telesp Celular customers had WAP handsets, of which 35% were effective WAP users, by the end of 2001. It enabled pre-paid cards to be credited via WAP, launched the first Brazilian "mobile payment" service, formed a partnership with the Apontador portal for the supply of WAP based location services and launched its Galileo service, a travel agency geared to the corporate sector.

In technological terms, Telesp Celular recently began to invest in setting up 2.5G services. It was a pioneer in offering higher bandwidth Internet services to its Brazilian customers, enabling an up to tenfold increase in access speeds of data transmission capacity and innovative solutions in mobile banking, remote surveillance, telemetry solutions, etc. The services were launched on 12 December 2001.

The above references to service developments, increased coverage and network capacity (sites, stations and service platforms) involved capital expenditures of R$ 962 million or 32.6% of net revenues. Telesp Celular expanded its distribution channels and customer services/enquiries points in 2001 and the quality of its network of shops was certified. The company employed 1,711 workers by year-end, corresponding to 2,293 customers per worker (29% up from last year).

Telesp Celular's operating revenues increased by 6.1% to R$ 2,946 million. It also increased EBITDA by 7.9% to R$ 964 million, with a slightly improved EBITDA margin of 32.7% up on last year.

Global Telecom

There was an increase of around 34% in the number of mobile service customers in the States of Santa Catarina and Paraná, Global Telecom concession areas, to 2.5 million. The service's penetration at the end of 2001 was estimated at 16.5%.

As a whole, Global Telecom outperformed the mobile market in Brasil. The company increased its total number of customers by approximately 399,000 to 862,000, representing a growth of 86% in 2001 which was one of the highest in terms of B band operators. It had an estimated market share of 35% (an increase of 10 percentage points). Global Telecom accounted for 64% of net additions in 2001.

Growth has mainly resulted from the pre-paid service, which accounts for around 63% of Paraná and Santa Catarina the customer total. A contributing factor was the May launch of Telesp Celular's pre-paid Baby product, which benefited from major brand recognition. The product was an immediate success with around 233,000 net additions for 2001, i.e. 58% of total new customers. Baby's successful launch illustrates the synergies existing between Global Telecom and Telesp Celular enabling the respective technical and commercial structures to be maximised.



Global Telecom Subscribers
('000)
131%
862
Net Adds
399
463
Net Adds
301
162
1999
2000
2001

Global Telecom entered into an agreement with Telesp Celular enabling its customers to use SMS roaming services in the State of São Paulo. It also entered into an agreement with TIM Sul enabling customers with handsets using different technologies to text message each other. This is the first agreement between two operators in Brazil with different digital technologies: TIM uses TDMA and Global uses CDMA.

A new value-added service was launched called 102 GuiaGlobal. This provides access to information and services, such as stock market listings, emergency telephone numbers, restaurant and hotel bookings, etc. New WAP services were also launched.

The huge increase in its customer base, particularly pre-paid, reduced ARPU to R$ 40 in which an additional contributing factor was the Brazilian macroeconomic situation. Cash costs per customer were also reduced by around 45% to R$ 50 and SAC was reduced by 16% to R$ 239, continuing to decrease steadily during the course of the year. Costs still, however, remain at high levels and need to be reduced further.

Global Telecom's distribution network expanded to 843 sales outlets, including 20 of its own shops. Global Telecom has also committed heavily to expanding its network, with an increase of a further 64 customer service representatives, providing customers with better coverage This is an obvious benefit in terms of customer services/enquiries.

The company employed 827 workers at the end of 2001. This represents 1,042 customers per worker, a figure which Global Telecom is aiming to improve.

In network development terms, reference should be made to the installation of a further 205 base stations during the year and Global Telecom's increase in the population coverage, to 72%. The WAP service is now completely available. The services and functionalities provided to customers required the installation of new technology and/or new service platforms.

Capital expenditure mainly geared to infrastructure and distribution network expansion was R$ 413 million or 97% of revenues. There was a 72.7% increase in operating revenues to R$ 426 million. EBITDA was negative R$ 100 million, in line with expectations for a start-up company.

Other Mobile Operations

Botswana

Mascom Wireless Botswana (Proprietary) Limited ("Mascom Wireless") increased its customer base by 50.9% to 220,000 by the end of the year, due to the expansion of its pre-paid services. Pre-paid customers represented 97% of total customers. The company leads the market in Botswana with a share of around 67%.

Mascom reduced international tariffs to the same level as the fixed network operator, with a view to increasing international price competitiveness. Its price charging policy has also been designed to retain loyalty of contract customers, largely made up of corporate clients. It has launched "bulk SMS advertising" for this sector, enabling direct interconnections to be made between corporate PABXs and the mobile network.

There was a slowdown in network growth in 2001 when capacity was increased and service platforms expanded. A new Call Centre and Help Desk were also set up.

Mascom's ARPU was Euro 22, with operating revenues of Euro 53 million. EBITDA was Euro 15 million, equivalent to a margin of 28.3%.

Morocco

Médi Télécom, S.A. ("Médi Télécom"), commenced operations in March 2000 and ended 2001 with a total number of 1,113,000 mobile telephone cards in use and an estimated market share of 38%. Although pre-paid customers accounted for 94% of total customers, there was also an increase in the proportion of contract customers during the period, owing to loyalty campaigns and new services on offer.

Special reference should be made, in terms of new product launches, to the "MédiJahizFun" and "MédiJahizClub" pre-paid products with tariff plans particularly geared to young customers and communications on the Médi Télécom network, respectively. The "Meditel Duo" product for the corporate market was also launched. This enables two channels, one business and one personal, to be in use on the same card, with two contracts and two bills, "E-Fact", (with electronic billing) and "SMS enterprise".

The distribution network was expanded by the inclusion of two new distributors: "Liberty Tel" and "Ave Phone". Médi Télécom had more than 791 sales outlets (59% up from 2000) by year-end 2001, with a presence in almost 100 locations. The company expanded its network and improved its quality to a level exceeding the conditions required in the tender specification. The network meets international standards in terms of service quality and security, covering more than 80% of the population, with more than 1,100 BTs in service.

Capital expenditures on network expansion and services amounted to Euro 182 million. ARPU was approximately Euro 18 and operating revenues Euro 163 million. EBITDA was negative Euro 5 million.

PT Multimédia

PT - Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia") is the leading Portuguese in the Pay-TV, Internet and media business market. It succeeded in increasing its number of customers by 28.2% over last year to around 1.8 million at the end of 2001, having posted operating revenues of Euro 626 million and EBITDA of Euro 43 million (equivalent to a 6.8% margin). Capital expenditure of Euro 144 million was around 22.9% of revenues.



PT Multimédia Customers
('000)
33%
1,034
1,437
1,842
Internet
+62%
Cable
+16%
DTH
+76%
1999
2000
2001

Pay-TV

The growth of Pay-TV remained at high levels during the year. There was a 22.1% increase in the number of customers over last year to around 1.2 million, representing a cable penetration rate of 45.2%. TV Cabo Portugal, S.A. ("TV Cabo") succeeded in achieving a total market share of 87% (84% just for cable television).

Approximately 936,000 cable and 224,000 satellite customers enjoy access to a broad, diverse range of products. There was a 48.6% increase in the number of premium channel customers to 736,000, representing a pay-to-basic ratio of 63.4%. The number of "homes passed" totalled 2.3 million.

Television programming content was enhanced with the introduction of the SIC Notícias and SIC Radical channels, following agreements entered into with SIC, National Geographic and NTV.

Cable based broadband Internet access - Netcabo - tripled its number of customers over last year to 62,000 subscriptions. The installation of the service was simplified by the launch of Kit Netcabo, a plug&play solution enabling customers to purchase a modem at a 36% discount and install it with the use of a script and supporting video, with additional benefit of a customer support hotline.

TV Cabo launched an experimental interactive digital television service (IDTV), based on the Microsoft technology platform on 7 June 2001. The service is currently available only in the Lisbon area but will be expanded to cover all houses equipped with bi-directional (i.e. interactive) facilities. Around 63% of "homes passed" were equipped with such facilities (more than 1.4 million houses) at the end of 2001.

Content and services for IDTV customers have been continuously improved. Video-on-demand, t-commerce, games, leisure activities, news themes and discussion forums are all currently available.

Various measures to cut costs were developed in 2001 and include the simplification of the operating structure, re-negotiation of programming supply contracts and greater exploitation of Group synergies, TV Cabo's customer reception/enquiries services are now being handled by PT Contact, the Group company which specialises in call centre management.

The development of infrastructures and services required capital expenditures of Euro 106 million, totalling 37% of revenues.


Operating Data
ARPU
Euro 19.3
Euro 17.6
Homes Passed
2,286
2,175
Two-Ways Capabilities
1,439
672
Subscribers ('000)
Cable Subscribers
1,160
950
Premium Subscribers
736
495
2000
2001

The launch of new services and an improved pay-to-basic ratio resulted in a 10.3% growth of TV Cabo's ARPU to Euro 19.3. There was also a 42.9% increase in operating revenues to Euro 278 million with EBITDA increasing by 40.5% to Euro 41 million, corresponding to a margin of 14.6%, similar to the year 2000 figure.

Internet and Portals

PT Multimédia.com - Serviços de Acesso à Internet, SGPS, S.A. ("PT Multimédia.com") recorded a significant growth in its Internet customer base for 2001. It had around 616,000 "dial-up" customers at year-end or a 31.9% growth over last year. Traffic generated by such customers amounted to 36.7 million hours.


SAPO Portal
60.7%
50.3%
171
94
Page Views/month (million)
Sapo Reach (%)
Dec. 2000
Dec. 2001

Netpac2, a new paid product for the Internet was launched in October. Its success has halted the declining trend in paying customers. The pre-paid package can be credited at any ATM and includes e-mail, capacity for home pages, games, possibility of on-line cost control signals and an Internet training course.

The ADSL service, targeted at residential and SOHO customers, was launched under the commercial name NetFast. Uptake for this type of broadband Internet access has been slow, with PT Multimédia.com having 2,500 customers for this service at year-end.

The Sapo.pt portal continues to lead the domestic market. During the period between December 2000 and December 2001 the number of page views increased by 81% to 171 million. In December 2001, there were 2 million monthly unique visitors. The reach of the Group's portal increased since December 2000, from 50.3% to 60.7% this year.

This is the result of the launch of innovative channels and services and the reformatting of currently existing channels with the aim of improving responsiveness to users' needs. The number of shopping outlets available rose to 95 at year-end. Lusomundo.net was integrated into Sapo.pt with a view to exploiting the synergies existing between the two business areas. Sapo, with the objective of consolidating its position as the benchmark multi-platform portal, has launched its own WAP (Sapo Mobile) portal for customers of all cellular operators in Portugal, provided that they key in the mobile.sapo.pt address. Around 22 Sapo Mobile channels were part of the TMN WAP portal at year-end. The Sapo TV portal, currently comprising 20 channels/functionalities, has been developed for IDTV.

PT Multimédia.com achieved an 6.8% increase in operating revenues to Euro 58 million in 2001 with EBITDA of Euro negative 13 million (compared with negative Euro 65 million in 2000), as a result of the recession in the advertising market and "dotcom" crisis, notwithstanding its cost cutting efforts (38.6% down on last year).

Media and Audiovisual

Lusomundo - SGPS, S.A. ("Lusomundo") is the leading media company in Portugal. It is active in newspapers, magazines, and radio and specialises in news services, cinemas and film distribution. In 2001, growth in revenues from film distribution and film and video rights (games and DVD) offset the negative impact of the fall in advertising in the Group's principal media: Diário de Notícias (DN), Jornal de Notícias (JN) and Rádio TSF.

The Group's cinema chain in Portugal (Lusomundo and Warner Lusomundo), comprising of 120 theatres, recorded 8.6 million spectators in 2001. Ticket sales in Spain were 6.1 million, as against 4.1 million in 2000, a 47.8% increase. There was an increased level of activity in film distribution with the release of 76 new films.



Tickets Sold
('000)
8,459
8,582
6,070
4,106
Portugal
Spain
2000
2001

The video and videogames sector performed well as a result of good market sales in Portugal for DVDs and Sony's PlayStation II.

The average circulation of "JN" and "24 Horas" increased by 1.3% and 28.4% respectively in 2001. The Portuguese version of National Geographic with an average circulation of close to 80,000 was successfully launched. JN retained its position as the most widely read daily newspaper in Portugal while DN is competing for third position. Rádio TSF has recovered its leading market position in the top segment radio audience.

Lusomundo achieved a 8.2% increase in operating revenues over the preceding year to Euro 291 million. There was a 32.3% increase in revenues from the audiovisual sector in comparison to a 2.8% fall in media revenues resulting from the 6.5% fall in advertising. EBITDA was Euro 23 million, corresponding to an 8.0% margin.

2. Capital Market

Stock Exchange Performance in 2001

2001 was a highly volatile year in financial markets and particularly so in the TMT (telecoms, media and technology) sector. Notwithstanding the fact that the US Federal Reserve has reduced interest rates 11 times in 2001 (-475 basis points) and the European Central Bank 4 times (-150 basis points) permitting a slight market recovery at the start of the year, a number of factors, including the slowdown of the US economy and in the Eurozone, the political-economic crisis in Argentina and the events of September 11 in the US, contributed to poor performances on the principal world stock markets.

The telecommunications sector was adversely effected by several factors, including the high debt levels of several companies as a result of the cost of UMTS licences in Europe, an increase in credit risks and resulting downgrading of credit ratings. Successive profit warnings issued by TMT companies have had a negative effect on the sector worldwide.

Notwithstanding the relatively poor performance of markets and the European telecommunications sector (down 30.4%), in general, PT was less affected in terms of its stock market performance than many European operators. Among principal European telecommunications companies, reductions in share prices were recorded by British Telecom (down 55.8%), KPN (down 53.4%), France Telecom (down 51.2%) and Deutsche Telekom (down 39.9%).


PT Performance vs. European Telecoms, TEF, FT, BT, DT and KPN
160
140
120
100
80
60
40
20
0
Jan-01 Feb-01 Mar-01 Apr-01 May-01 Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01
PT
European Telecoms
TEF
FT
BT
DT
KPN

After September 11, most markets, and particularly the telecommunications sector (up 37.0%), made good recoveries up until the end of the year. Special mention should be made of the 138.9% appreciation in the price of KPN shares, 59.8% for France Telecom, 43.8% for Telefónica, 33.1% for Deutsche Telecom and 30.6% for PT, with TMT shares being used as a hedge for other sectors directly affected by the events of September 11.

PT shares on the domestic market fell by 8.4%, closing the year at Euro 8.75, although this level of performance outperformed the DJ Stoxx index for European telecommunications by 32%. Falls in the PSI 20 and PSI 30 indices of 24.7% and 20.2% respectively in the same period were much more marked than the fall in PT's share prices.



PT Shares Performance vs. PSI20 Index
130
120
110
100
90
80
70
60
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
PT - BVLP
PSI20

A daily average of around 6.2 million PT shares were traded in 2001, accounting for 45% of the overall trading volume on the Lisbon and Oporto Stock Exchange. PT continued to be the company with the highest liquidity in the domestic market.

Reference should also be made to the fact that PT continues to be the domestic company accounting for the largest proportion of stock market trading (currently 19% of the PS I20 and 23% of the PSI 30).

The performance of PT ADSs on the New York Stock Exchange was slightly worse, closing the year at US$ 7.61 (down 13.7%), reflecting, in part, the euro's depreciation against the dollar.

An average daily number of 580,000 ADSs was traded in 2001. 52.4 million ADSs remained outstanding.

Capital Increases

PT increased its share capital twice in 2001. The first increase, comprising an incorporation of reserves, took place on May 29 through the issuance of 24,035,000 new ordinary shares (2% of share capital) with a nominal value of Euro 1 each. The 24,035,000 shares were allocated free-of-charge to current shareholders via the application of a factor of 0.02 on each share held, i.e., one share for each fifty held.

The second share capital increase of Euro 28,500,000 took place on June 20 in the form of payments in kind, through the issuance of new ordinary shares with a nominal value of Euro 1 each. This share capital increased was subscribed for at the price of Euro 9.40 per share by CINVESTE – SGPS, S.A., and comprised an assignment of the amounts owed to the company by PT Multimédia, as a consequence of the Lusomundo acquisition.

Portugal Telecom's share capital, after these operations, was Euro 1,254,285,000.

Own Shares

The company was, once again, authorised by its General Meeting of April 24, 2001 to acquire its own shares in amounts up to 5% of its share capital.

PT acquired 6,960,277 of its own shares at an average price per share of Euro 8.25 euros and sold 7,901,944 of its own shares (1,009,902 pursuant to the stock options plan) in 2001 at an average price per share of Euro 8.85, having made capital gains of approximately Euro 2.5 million, in conformance with the LIFO criteria.

PT did not hold any of its own shares in its securities portfolio at the end of the year and date of this report.

3. Employees

PT considers its human resources to be a strategic factor in terms of the Group's ability to differentiate from competition in a fully liberalised market. This explains the Company's focus on training, employment of key staff, career management and retaining staff loyalty and responsibility.

In a context of efforts to utilize resources more effectively, training has been increasingly selective and targeted at critical issues such as strategic and commercial management. PT has committed itself to the recruitment of high-qualified staff and young qualified staff. Individual career paths have been managed to provide greater flexibility in terms of compensation and prospects for professional Development.

PT has increasingly earned a reputation as a benchmark organisation employing the best students from the finest Portuguese universities as well as professionals with strategic competencies critically important for the Group.

PT was one of the first companies to launch an Objectives and Incentives System in 1998. The system, which was originally targeted at managers, has been progressively broadened to include intermediate management and other key staff. It is based on the principle of providing compensation in line with the fulfillment of individually assigned objectives. The system has had a marked impact on the Group's performance and individual and team motivation.

The Group's personnel structure has been progressively altered over the last few years in parallel with structural changes to the Group's business portfolio and growth trends, with a focus on the Group's more dynamic businesses and on technological evolution. The Group has committed itself to increased intra-Group mobility and major staffing rationalisation in more mature businesses with the aim of maximising cash flows over the medium to long term.

Employees per Business Area

	2001	2000	Δ 2001/2000	
			N.	%
PT Comunicações	10,296	11,021	(725)	(6.6)
PT Prime	882	781	101	12.9
TMN	1,194	1,019	175	17.2
Telesp Celular	1,711	1,856	(145)	(7.8)
PT Multimédia	3,927	1,479	2,448	165.5
Other	2,877	2,383	494	20.7
TOTAL	**20,887**	**18,539**	**2,348**	**12.7**
Portugal	17,822	15,054	2,768	18.4
International	3,065	3,485	(420)	(12.1)

The Group employed 20,887 workers at the end of 2001. This was an increase of 2,348 employees over last year, as a result of the increase in the number of workers in the multimedia business area, following the acquisition and full consolidation of Lusomundo, involving 2.6 thousand workers. Excluding Lusomundo, there would have been a reduction of 287 employees.

PT Comunicações launched another staff reduction programme involving 962 workers at year end. 865 of this reduction took the form of mutually agreed terminations of employment contracts with the remainder comprising pre and early retirements. The reduction allowed PT Comunicações to reduce its workforce to less than 10.3 thousand, with main lines per worker increasing to 418.

Notwithstanding having taken on additional staff, TMN increased its "cards per worker" indicator by 12% to 3,271. Telesp Celular, as a result of the increase in its customer base and a reduction of number of employees, increased this ratio by 29% to 2,983.

4. Research and Development

PT Group's R&D activities are the responsibility of Portugal Telecom, Inovação, S.A. ("PT Inovação") which is focused on developing the Group's businesses through applied research, engineering services and solutions and services development, both domestically and overseas.

PT Inovação formed a subsidiary in São Paulo, Brazil, as a joint venture with Telefónica, to provide for local requirements and enable it to increase critical mass in terms of core competencies and its capacity to penetrate the Brazilian market.

PT Inovação supported various principal Group businesses in 2001. It implemented projects related with a new services/enquiries service, network supervisory and management systems and access networks particularly relating to the introduction of SDH on the network access for the transport of UMTS for PT Comunicações. The unified messaging service launched by PT Comunicações under the commercial name of Voice Mail FM was based on solutions developed by PT Inovação.

PT Inovação has been working with PT Prime on the development of the network and services based on its IP backbone. Reference should be also made to the development and coming into service of a telematic solution for the Santa Casa da Misericórdia (Totoloto on-line) network.

In terms of mobile communications, reference should be made to supporting operations for TMN's commercial provision of the WAP-Porto2001 service, the Loc@cel platform for the development of location services and the Frotalink, vehicle location service.

The iTVclic system was developed for TV Cabo, as a tool to permit the insertion and management of interactive IDTV links. Testing to integrate and validate the functionalities of IDTV boxes were also performed.

Reference should also be made to research and participation in R&D projects under the IST and EURESCOM programmes, in addition to those developed in partnership with domestic R&D institutes, particularly the Instituto de Telecomunicações (IT). PT Inovação is engaged on around 40 projects dealing with technological areas considered to be vital for business development, notably those related with intelligent networks, IP, mobility and convergence, agents, e-commerce and security.

5. Social and Environmental Impact

PT makes an important contribution to economic and social cohesion, to sectors of society with special needs, culture and the environment as a result of its size, the services its provides and its activities geared to developing an information society in Portugal.

PT Comunicações provides discounted telephone service subscriptions to retired customers and pensioners with a family income of less than the national minimum wage. Around 350,000 customers benefited from this measure in 2001. TV Cabo also provides this customer segment with a specific programme package at lower rates.

Since 1998, PT has been providing an Economy Package under its fixed telephone service pricing policy. The package ensures this Economy Package residential customers will not pay any increases in real terms. Around 1.3 million customers benefited from this Economy Package in 2001.

As part of its continuing efforts to make a decisive contribution towards the development of an information society in Portugal, PT Prime has developed its NetEscolas and Comunicações para os Universitários - "Communications for University Students" (RCU) programmes, providing special conditions to promote Internet usage. The first programme enables primary and secondary schools students to use the Internet at nominal prices and the second provides university students with communications services and facilitates subscription to PT services. PT was also the first organisation to promote flat Internet rates.

Products, services and specific projects have been developed for customers with special needs for more than ten years.

PT Comunicações has continued to further the Programa Aladim-RDIS ("ISDN Aladdin Project") for handicapped customers, the 118Braille Service - providing visually impaired customers with free access to the 118 Information Service and Serviço TeleAlarme. The latter service provides support in the home for people at risk, co-ordinated by PAII - Programa de Apoio Integrado a Idosos ("Integrated Programme for the Aged") and provided by the Portuguese Red Cross, as part of the protocol agreed between PT

Comunicações and the two organisations. These three services were considered to be model services in a worldwide study carried out by AT Kearney.

Reference should also be made to the second stage of the PORCIDE/THINK Project, with PORCIDE2, which will integrate additional handicapped teleworkers. Teleworkers are provided with support for the first six months of activity and then work in a self employed capacity in such areas as Help Desks, translation, Web page design, monitoring of processes and transcription. The project has won several prizes for innovation and its social impact.

Text telephones with special features for deaf customers or customers with speech impairments were also commercialised. The telephones were included on the list of technical aids for the handicapped. and are eligible for a 100% subsidy. Emergency terminals for customers at risk were also marketed. An agreement was reached with the Ministério da Administração Interna ("Ministry of Internal Administration-Home Office") to provide the 112 National Emergency Service with text telephones.

Several activities designed to promote and disseminate new technologies for the integration and education of handicapped children and children suffering from serious illnesses were also developed.

Reference should also be made to PT's impact on sport and culture through its sponsorship policy including, among other activities, participation in Porto 2001, Capital of Culture, as the official sponsor and Portugal Telecom Concerts.

Preserving natural resources and minimizing any negative effects on the environment have been an ongoing concern in all Group activities.

PT Comunicações continued to develop its Environmental Management System in 2001 as part of an on-going improvement process to minimise the environmental impacts deriving from its business activities and its ISO 14001 Environmental Certification application. The Company sent around 858 tonnes of ferrous and non-ferrous metals, 131 tonnes of paper and board, 45 tonnes of plastics, 258 tonnes of wood and 386 tonnes of other wastes for recycling during the year. It has maintained its procedure involving the return of all types of batteries used on infrastructures.

Pursuant to this policy and environmental concerns, reference should be made to the 14th Plenary Session of the ETNO EWG (Environmental Working Group) in Lisbon, organised by PT Comunicações and which was considered a milestone in this area.

Paper and toner bins have been placed next to all equipment throughout PT Prime offices, as in the case of similar actions taken by other Group companies, and an agreement has been reached with Lisbon City Council to collect and sort them.

TMN retained its policy of introducing landscape friendly "tree type" tower masts and installed containerised underground BTS stations in more sensitive environmental zones, in order to make this part of its infrastructure more inconspicuous.

With the same objective in mind, TMN has, whenever possible, made use of already existing infrastructures for new network mast support and installation while doing its best to minimise their effect on the environment by painting them in the colors of their surroundings.

Work continued to be performed on the study of non-ionising radiation given off by base stations, in order to measure radio emission levels and certifying conformity with Council Recommendation 1999/519/CE of July 12,1999.

Telesp Celular and Global Telecom have also taken steps to measure Base Station radiation levels in order to certify conformity with WHO (World Health Organisation) and Anatel (Brazilian Regulator) recommendations on the exposure of populations to electromagnetic fields, in line with work which has been performed in this area internationally.

The technique of installing camouflaged base stations in environmentally sensitive areas and tree masts painted in the surrounding colors has also been adopted by Médi Télécom in Morocco and Mascom in Botswana.

6. Information Systems and Euro

Information Systems

The operation and development of the Group's information technology is the responsibility of PT Sistemas de Informação, S.A. ("PT Sistemas de Informação"), which operates in areas involving convergence of information technology and communications and providing namely services to the Group.

PT Sistemas de Informação's activities in 2001 included the Group's CRM (Customer Relationship Management) projects, notably in PT Prime and PT Comunicações (where several functionalities of a

Sales Force Automation module were developed) Telepac and Telesp Celular. These functionalities had an immediate impact on the satisfaction of customers and the effectiveness of sales forces.

PT Group also launched a Web utilization program. The aim of this project is to improve internal efficiency and effectiveness through the use of the Web and its technologies as a primary vehicle for communication between the company and stakeholders. This process, which is innovative in Portugal, is also expected be useful in developing a new business area in the corporate market with major growth potential. The Group made an organised and systematic endeavour in 2001 to make extensive use of the Internet in the day-to-day business of Group companies. The MyPT programme was launched in most companies.

With a focus on improving back-office activities, work continued on the implementation of diverse ERP (Enterprise Resource Planning) modules adopted by the Group (SAP), including a Human Resources module in PT Prime, a Supply Chain Management (SCM) module in PT Comunicações and a Collection Management (RMCA) module in TMN. This latter module has been implemented by the first time in Portugal. Work also began on extending SAP to Lusomundo.

PT Sistemas de Informação has supported PT Comunicações in its launch of a portability project which allows users to change operator while keeping the same number. The know-how and experience acquired has been extended to other Group companies, particularly TMN.

Transition to Euro

The Group's transition to the euro involved a four stage implementation plan, beginning in 1997. The year 2001 saw the third stage of the programme, comprising the conversion of the Group's internal reference currency to euros in lieu of the escudo. The overall process was completed by the end of October, notwithstanding the complexity of the Group's existing systems. This was in advance of the initially forecast completion date of January 1, 2002 for this stage.

The last stage comprised the use of both currencies for payments up to February 28, 2002. The escudo was completely eliminated on March 1, 2002, both for payments and as the reference currency for the filing of accounts.

In terms of Information Systems, the process proceeded according to plan. The only truly problematic part involved the SAP system, as a result of delays in hardware supplies.

The conversion of prices and tariffs within PT Group companies and the re-denomination of its share capital into euros were also successfully completed.

A large number of general and specific training courses for the various companies were organized and concentrated on information systems and the retail network. Internal and external communications events were organised. Special mention should be made of training and communication as a strategic consideration in companies such as TMN and PT Comunicações, as a consequence of their size and large number of contact points.

Most of the Group's companies submitted their figures in euros on the Internet site by October 1, 2001. PT Comunicações and TMN displayed specific information on the euro on their sites starting in December, notably an explanation of tariffs, bills and the euro transition process with PT Group companies.

PT Comunicações succeeded in adapting public payphones to accept the euro.

7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Report. The Consolidated Financial Statements of Portugal Telecom, SGPS, S.A. ("Portugal Telecom") and its subsidiaries (collectively "The Company" or "the Group") are presented in Euro, and have been prepared in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP") which differ in certain respects from generally accepted accounting principles in the United Sates of America ("US GAAP").

The Company's consolidated financial statements and results of operations for the year ended December, 31 2001 reflect strategic investments made in areas such as the multimedia and cellular business areas, both in Portugal and Brazil.

The audited Financial Statements of Portugal Telecom include the results of Telesp Celular Participações on a fully consolidated basis. However, given the level of Portugal Telecom's economic interest in Telesp Celular Participações, we also present financial information using the proportional consolidation method based on Portugal Telecom's 41.23% interest in Telesp Celular Participações in 2000 and 2001.

The Euro amounts were translated into United States Dollars ("US$"), using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001, of Euro 1 to US$ 0.8901. The United States Dollars amounts are included solely for the convenience of readers.

Profitability

The Company's Consolidated Operating Revenues for the year ended December, 31 2001 reached Euro 5,726.6 million (US$ 5,097.2 million) and Consolidated Operating Income totaled Euro 1,167.8 million (US$ 1,039.4 million). If Telesp Celular Participações had been proportionally consolidated, Consolidated Operating Revenues would have been Euro 4,906.4 million (US$ 4,367.2 million) and Consolidated Operating Income would have been Euro 1,063.9 million (US$ 947.0 million) for the year ended December, 31 2001, representing a 17.1% and 30.2% increase over 2000, respectively. The Company's Consolidated Net Income totaled Euro 307.4 million (US$ 273.6 million) and Earnings per share (A DS) were Euro 0.25 (US$ 0.22) in 2001.

The Company's Business Segments

Consolidated EBITDA (operating income + amortization and depreciation) for the year ended December, 31 2001 totaled Euro 2,124.0 million (US$ 1,890.6 million). If Telesp Celular Participações had been proportionally consolidated EBITDA would have been Euro 1,854.5 million (US$ 1,650.7 million), representing an increase of 12.6% over 2000. Excluding the devaluation of the Brazilian Real, consolidated EBITDA would have amounted to Euro 1,900.7 million (US$ 1,691.8 million), representing an increase of 15.4% (+ Euro 253.3 million) over the same period of last year.

The major contributors to this increase were TMN (+Euro 147,7 million) and PT Multimédia (+Euro 87.5 million).

(thousand)

	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
PT Comunicações	1,044,845	1,023,613	1,044,845	1,023,613	930,017
PT Prime	26,777	35,263	26,777	35,263	23,834
TMN	538,442	390,731	538,442	390,731	479,267
Telesp Celular Participações	189,100	219,960	458,604	533,445	408,203
PT Multimédia	42,566	(44,942)	42,566	(44,942)	37,888
Other Businesses	12,756	22,833	12,755	20,144	11,354
EBITDA	1,854,486	1,647,458	2,123,989	1,958,254	1,890,563

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41,23%

Considering Telesp Celular Participações proportional consolidation, consolidated operating revenues would have been Euro 4,906.4 million (US$ 4,367.2 million), representing an increase of 17.1% over 2000. Excluding the devaluation of the Brazilian Real, consolidated operating revenues would have been to Euro 5,047.8 million (US$ 4,493.0 million), representing an increase of 20.5% (+ Euro 858.3 million) over the same period of last year.

This increase was primarily due to the increase in operating revenues from PT Multimédia (+ Euro 377.9 million), TMN (+ Euro 331.9 million) and PT Comunicações (+ Euro 256.1 million). The increase in operating revenues from PT Comunicações is mainly due to the change of ownership of wireline-to-mobile traffic from the mobile operators to the wireline operators.

(thousand)

	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
PT Comunicações	2,423,393	2,167,274	2,423,393	2,167,274	2,157,062
PT Prime	267,920	224,323	267,920	224,323	238,476
TMN	1,394,376	1,062,521	1,394,376	1,062,521	1,241,134
Telesp Celular Participações	578,010	677,810	1,401,784	1,643,819	1,247,728
PT Multimédia	625,787	247,845	625,787	247,845	557,013
Other Businesses	(383,056)	(190,259)	(386,686)	(199,531)	(344,189)
OPERATING REVENUES	4,906,430	4,189,514	5,726,574	5,146,251	5,097,224

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Consolidated Net Income

The Company's Consolidated Net Income in the year ended December 31, 2001 totaled Euro 307.4 million (US$ 273.6 million). This result includes the following extraordinary items:

- Capital gains (net minority interests) resulting from the sale/exchange of financial assets, mainly in PT Multimédia's Group, of Euro 327.1 million,
- Non-cash losses, amounting Euro 94.2 million, resulting from the recognition of the exchange rate losses relating to derivative instruments used by the Company to hedge currency risk, which in accordance with IAS 21 complemented by the efficiency criteria established by IAS 39, were recognized in the profit and loss statement;
- The positive contribution of Euro 95.3 and 45.5 million resulting, respectively, from the recognition of deferred taxes, in accordance with dispositions of Accounting Directive ("DC") n° 28; and the change in the amortization criteria for the assets acquired in year 2001, which were amortized as from the month of its acquisition;
- The costs of work force reductions program in PT Comunicações of Euro 183.9 million;

- The negative contribution of new companies (Global Telecom, Lusomundo and BUS) and Médi Télécom, as a start up company, of Euro 310.1 million.

Excluding these extraordinary items, Consolidated Net Income in the year ended December, 31 2001, would have amounted approximately to Euro 428 million (US$ 383 million).

(thousand, except for**)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
OPERATING INCOME	1,063,900	816,969	1,167,781	936,778	1,039,442
Other Expenses (Income), net	616,029	130,427	1,028,444	180,093	915,418
INCOME BEFORE INCOME TAXES	447,871	686,542	139,337	756,685	124,024
Provision for Income Taxes	(178,118)	(258,602)	(174,596)	(258,627)	(155,408)
CONSOLIDATED NET INCOME BEFORE MINORITY INTERESTS	269,753	427,940	(35,259)	498,057	(31,384)
Loss/(Income) Applicable to Minority Interests	37,638	112,387	342,650	42,269	304,993
CONSOLIDATED NET INCOME	307,391	540,327	307,391	540,327	273,609
Earnings per share and ADS** (euro/US$)	0,245	0,450	0,245	0,450	0,218

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

(**) Earnings per share reflect the increase in share capital from Euro 1,202 million to Euro 1,254 million, through the issuance of 52.5 million shares.

The consolidated net income before income taxes and minority interests totaled Euro 139.3 million (US$ 124.0 million) and income taxes totaled Euro 174.6 million (US$ 155.4 million). If Telesp Celular Participações had been proportionally consolidated, the consolidated net income before income taxes and minority interests would have been Euro 447.9 million (US$ 398.6 million) and income taxes totaled Euro 178.1 million (US$ 158.5 million). The effective tax rate, as a percentage of income before income tax is 39.8% and resulted from the combined effect of the non taxable capital gains, the amount of tax losses in certain companies of the Group and the amount of Goodwill amortization.

Consolidated Operating Revenues

The Company's Consolidated Operating Revenues were Euro 5,726.6 million (US$ 5,097.2 million) in 2001, an increase of 11.3% over 2000. If Telesp Celular Participações had been proportionally consolidated, operating revenues would have increased from Euro 4,189.5 million in 2000 to Euro 4,906.4 million (US$ 4,367.2 million) as increase of 17.1%.

This 17.1% increase was primarily due to the increases in operating revenues from PT Multimédia (+Euro 366.2 million), PT Comunicações (+Euro 228.2 million) and TMN (+Euro 177.6 million). The current structure of the PT Group's revenues reflects its strategy of focusing on new and high-growth potential businesses such as mobile, multimedia and data services. Together these businesses represented up to 52% of total operating revenues, 49.5% in the same period last year.

(thousand)

CONSOLIDATED OPERATING REVENUES	2001 *	2000 *	2001	2000	2001
	Euro	Euro	Euro	Euro	US$
PT Comunicações	*2,184,649*	*1,956,431*	*2,184,649*	*1,956,431*	*1,944,556*
Services Rendered	2,150,903	1,917,434	2,150,903	1,917,434	1,914,519
Sales	33,746	38,997	33,746	38,997	30,037
PT Prime	**215,862**	**176,803**	**215,862**	**176,803**	**192,139**
Services Rendered	207,075	167,871	207,075	167,871	184,317
Sales	8,787	8,932	8,787	8,932	7,822
TMN	**1,171,880**	**994,263**	**1,171,880**	**994,263**	**1,043,090**
Services Rendered	1,007,904	842,359	1,007,904	842,359	897,135
Sales	163,976	151,904	163,976	151,904	145,955
Telesp Celular Participações	**574,129**	**677,815**	**1,401,175**	**1,643,819**	**1,247,186**
Services Rendered	482,404	484,866	1,178,725	1,175,883	1,049,183
Sales	91,725	192,949	222,450	467,936	198,003
PT Multimédia	**592,822**	**226,672**	**592,822**	**226,672**	**527,671**
Services Rendered	428,191	220,208	428,191	220,208	381,133
Sales	164,631	6,464	164,631	6,464	146,538
Other Businesses	**167,088**	**157,530**	**160,186**	**148,263**	**142,582**
Services Rendered	147,200	147,044	140,298	137,777	124,879
Sales	19,888	10,486	19,888	10,486	17,703
	4,906,430	**4,189,514**	**5,726,574**	**5,146,251**	**5,097,224**

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

PT Comunicações

Consolidated operating revenues from PT Comunicações increased by 11.7 % to Euro 2,184.6 million (US$ 1,944.6 million) in 2001, from Euro 1,956.4 million in 2000. PT Comunicações increased revenues resulted mainly from the change of ownership of wireline-to-mobile traffic from the mobile operators to the wireline operators occurring in the fourth quarter of 2000 (+Euro 284.3 million). This was partially offset by the change in the wireline's traffic structure – with a high growth of Internet traffic -, the change of Internet access calls and the expansion and development of competition.

PT Prime

Operating revenues from PT Prime increased by 22.1% to Euro 215,9 million (US$ 192.1 million) in 2001 from Euro 176.8 million in 2000. The revenues of data communications and leased lines continue to have a major impact on this business, representing 58.8% of total PT Prime revenues, 10.0 percentage points less than the previous year (68.8%). The reduction in this portion of PT Prime's revenues proportion resulted mainly from the development of new activities, such as corporate web and outsourcing and net solutions.

TMN

Consolidated Operating Revenues from TMN reached Euro 1,171.9 million (US$ 1,043.1 million) in 2001, a 17.9% increase compared to Euro 994.3 million in 2000. This increase is mainly due to the growth of active customers (+ 33% over the last year). Excluding the impact of the change in the accounting treatment of wireline-to-mobile traffic, operating revenues from TMN's revenues would have been Euro 1,382.5 million (US$ 1,230.5 million), representing an increase of 31.8% over the same period last year (Euro 1,049.0 million).

Telesp Celular Participações

Consolidated Operating Revenues from Telesp Celular Participações reached Euro 1,401.2 million (US$ 1,247.2 million) in 2001. If Telesp Celular Participações had been proportionally consolidated, operating revenues would have been Euro 574.1 million (US$ 511.0 million). Excluding the devaluation of the Brazilian Real, operating revenues would have increased to Euro 714.5 million (+5.4%), reflecting mainly an increase in mobile services of Euro 115.5 million offset by a decrease in equipment sales of Euro 78.8 million.

PT Multimedia

Consolidated Operating Revenues from PT Multimédia increased by 161.6% to Euro 592.8 million (US$ 527.7 million) in 2001 from Euro 226.7 million in the same period last year. This increase was largely a result of the full consolidation of Lusomundo's revenues (+Euro 290.6 million) and the increase of the cable television revenues (Euro 71.5 million).

Consolidated Operating Costs and Expenses

In 2001, consolidated operating costs and expenses reached Euro 4,558.8 million (US$ 4,057.8 million). If Telesp Celular Participações had been proportionally consolidated, consolidated operating costs and expenses would have been Euro 3,842.5 million (US$ 3,420.2 million) compared with

Euro 3,372.5 million in 2000, representing an increase of 13.9%. These operating costs and expenses do not include work force reduction program costs.

The increase in total consolidated operating costs was primarily due to increases in costs of telecommunications, other general and administrative expenses, wages and salaries and post retirement benefits.

Wages and Salaries

Wages and salaries, including employee benefits and social charges, increased by 15.6% to Euro 668,6 million (US$ 595.2 million) compared to 2000. If Telesp Celular Participações had been proportionally consolidated, wages and salaries would have increased by 17.5% to Euro 633.4 million (US$ 563.8 million) in 2001 from Euro 538.9 million in 2000, representing 11.0% of consolidated operating revenues. This growth was primarily due to the entrance of new companies in the PT Multimédia Group (+Euro 57.1 million), mainly Lusomundo (+Euro 55.9 million), and the full consolidation of PT Sistemas de Informação (+ Euro 15.4 million).

Post Retirement Benefits

If Telesp Celular Participações had been proportionally consolidated, costs for post retirement benefits would have increased by 25.2% to Euro 140.2 million (US$ 125.2 million) 2001 from Euro 112.0 million in the same period last year. This increase was primarily a result of the low financial return of the assets' pension funds and the increase in the interest cost. These costs do not include curtailment costs related to our work force reduction program, which are treated as an extraordinary item.

Costs of Telecommunications

Costs of telecommunications increased by 51.9% to Euro 715.1 million (US$ 636.5 million) compared to 2000. If Telesp Celular Participações had been proportionally consolidated, cost of telecommunications would have increased by 64.9% to Euro 618.2 million (US$ 550.3 million) in 2001 from Euro 375.0 million in 2000. This increase of Euro 243.2 million was primarily due the change of ownership of wireline-to-mobile traffic from mobile operators to wireline operators (+Euro 128.3 million) and the growth in mobile-to-mobile traffic to other mobile operators (+Euro 87.3 million).

Depreciation and Amortization

Depreciation and amortization decreased 6.4% to Euro 956.2 million (US$ 851.1 million) in 2001. If Telesp Celular Participações had been proportionally consolidated depreciation and amortization would have decreased by 4.8% to Euro 790.6 million (US$ 703.7 million) in 2001 from Euro 830.5 million in 2000. This reduction resulted basically from the change in the amortization criteria for the assets acquired in year 2001, which were amortized as from the month of its acquisition (- Euro 74.9 million). The decrease was partially offset by the full consolidation of Lusomundo (+Euro 13.5 million) and the growth in TMN (+Euro 32.5 million) due to the high level of investment in this business.

Provisions for Doubtful Receivables, Inventories and Other

Provisions for doubtful receivables, inventories and others decreased by 30.7% to Euro 130.7 million (US$ 116.3 million). If Telesp Celular Participações had been proportionally consolidated, the decrease would have been 36.9% to Euro 87.6 million (US$ 78.0 million) in 2001 from Euro 138.9 million in 2000. This reduction results mainly from the assessment of the estimated risks in the collection of accounts receivable in PT Comunicações, from which, resulted in a minor level of provisions, due to a minor maturity of the accounts receivable and to the agreements settled with entities and external operators to receive at medium term.

Other Operating Costs, Net

Other principal costs include other general and administrative expenses and costs of products sold. Other general and administrative expenses increased by 17.7% to Euro 997,1 million (US$ 887.6 million) in 2001. If Telesp Celular Participações had been proportionally consolidated, such expenses would have increased by 25.0 % to Euro 828.2 million (US$ 737.1 million) in 2001 from Euro 662.5 million in the same period last year. The increase was primarily due to an increase in specialized work and subcontracts related, basically to the full consolidation of Lusomundo (Euro 50.7 million) and PT Sistemas Informação (+ Euro 20.6 million).

Costs of products sold amounted to Euro 619.8 million (US$ 551.7 million) in 2001. If Telesp Celular Participações had been proportionally consolidated, cost of products sold would have increased by 8.5% to Euro 462,4 million (US$ 411.6 million) in 2001 from Euro 426.1 million in 2000 and represented 9.4% of consolidated operating revenues (10.2% in 2000). The increase in cost of products sold was mainly due to the full consolidation of Lusomundo (+Euro 71.3 million) and the increase in the number of mobile handsets sold by TMN (+ Euro 6.4 million), and was partially offset by the decrease in the number of the mobile handsets sold by Telesp Celular .

Taxes other than Income Taxes

Taxes other than income taxes amounted to Euro 87.0 million (US$ 77.5 million) in 2001. If Telesp Celular Participações had been proportionally consolidated, taxes and other income taxes would have increased by 5.8% to Euro 66.9 million (US$ 59.5 million) in 2001 from Euro 63.2 million in the same period last year. The increase was mainly due to the increase in indirect taxes related with fees payable of in the form of fees owed to telecommunications regulators.

Other Expenses, Net

Other expenses net include primarily interest and related expenses/income, equity in earning of affiliated companies, the costs of our work force reduction program and extraordinary items.

Interest and Other Financing Expenses/Income

Interest and related expenses/income (basically, net interest expenses, goodwill amortization, foreign exchange gains or losses and other financial gains and costs) were Euro 717.3 million (US$ 638.5 million). If Telesp Celular Participações had been proportionally consolidated, they would have totaled Euro 570.7 million (US$ 508.0 million) in 2001 and Euro 333.8 million in 2000. This is largely due to the increase in indebtedness in connection with Brazilian investments and to the increase in goodwill amortization (+Euro 52.8 million). This increased is also a result of non-cash losses arising from the recognition of exchange rate losses relating to our derivative instruments used to hedge currency risks, in accordance with IAS 21 (as amended by IAS 39) (+Euro 94.2 million).

Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies amounted to a loss of Euro 381.3 million (US$ 339.4 million) in 2001. If Telesp Celular Participações had been proportionally consolidated losses of affiliated companies would have been Euro 198.6 million (US$ 176.8 million), as compared with a loss of Euro 48.2 million in the previous year, reflecting mainly the increase in losses of Médi Télécom (+Euro 7.0 million) and Global Telecom (+Euro 128.2 million).

Work Force Reduction Program Costs

Workforce reduction program costs decreased to Euro 183.9 million (US$ 163.7 million) in 2001 from Euro 252.7 million in the previous year, reflecting the advanced stage of the Work Force Reduction Program in the wireline business, through pre and early retirement arrangements, mutual agreements and suspended contracts.

Extraordinary Items

Extraordinary items decreased to Euro 218.9 million (US$ 194.9 million) in 2001 from Euro 496.4 million in the same period last year. If Telesp Celular Participações had been proportionally consolidated extraordinary items would have been Euro 296.9 million in 2001. Extraordinary items 2001 included the gains obtained on disposals of investments in PT Multimédia.com (Euro199.5 million) and Telefónica (Euro 112.3 million) and the gain obtained by PT Multimédia amounting to approximately BRL 90.0 million, corresponding to the capital gain relating to the acquisition of a 17.9%

interest in UOL. Additionally, extraordinary items also include a loss of Euro 54.7 million, due to an extraordinary amortization of Global Telecom Goodwill.

Cash Flow

Cash Flow (defined as consolidated net income plus depreciation and amortization and increase in provisions) reached Euro 2,389.6 million (US$ 2,126.9 million). If Telesp Celular Participações had been proportionally consolidated in 2001, cash flow would have been Euro 2,015.7 million and would have represented 41.1% of consolidated operating revenues.

(thousand)

CONSOLIDATED CASH FLOW	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
Net Income	307,390	540,328	307,390	540,328	273,608
Depreciation and Amortization	943,255	930,338	1,111,234	1,121,572	989,109
Increase/(decrease) in Provisions	860,876	424,931	1,070,254	519,164	952,633
Deferred taxes	(95,795)	-	(99,317)	-	(88,402)
CASH FLOW	**2,015,726**	**1,895,597**	**2,389,561**	**2,181,064**	**2,126,948**

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Financial Position

Consolidated Balance Sheet

The Consolidated Balance Sheets as of December 31, 2000 and 2001 are as follows:

(thousand)

CONSOLIDATED BALANCE	31.12.01*	31.12.00*	31.12.01	31.12.00	31.12.01
	Euro	Euro	Euro	Euro	US$
Total Current Assets	3,511,466	1,641,273	3,628,143	2,032,631	3,229,410
Investments, Net	1,947,177	1,290,748	2,000,267	1,295,262	1,780,438
Fixed Assets, Net	4,500,547	4,368,516	5,491,279	5,446,155	4,887,787
Intangible Assets, Net - Other	4,754,163	3,810,972	4,934,428	3,878,778	4,392,134
Other Non-Current Assets	415,954	68,440	319,752	68,440	284,612
Non - current Deferred Taxes	238,746	-	500,532	-	445,524
Intangible Assets - Post Retirements Benefits	523,108	494,973	761,854	494,972	678,126
TOTAL ASSETS	**15,891,161**	**11,674,922**	17,636,255	**13,216,238**	**15,698,031**
Current Liabilities	2,555,991	2,722,014	3,240,037	3,154,176	2,883,957
Medium and Long Term Debt	5,387,452	2,661,442	5,428,298	2,815,209	4,831,728
Accrued Post Retirements Liability	1,809,669	1,487,976	1,810,044	1,487,976	1,611,120
Deferred Income - Post Retirement Benefits	22,955	26,247	22,955	26,247	20,432
Non - current Deferred Taxes	577,332	-	577,332	-	513,883
Other Non-Current Liabilities	438,669	234,044	670,852	257,430	597,126
TOTAL LIABILITIES	**10,792,068**	**7,131,723**	11,749,518	**7,741,038**	**10,458,246**
MINORITY INTERESTS	**432,310**	**181,083**	1,219,954	**1,113,084**	**1,085,881**
TOTAL SHAREHOLDERS' EQUITY	**4,666,783**	**4,362,116**	4,666,783	**4,362,116**	**4,153,904**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**15,891,161**	**11,674,922**	17,636,255	**13,216,238**	**15,698,031**

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest in Telesp Celular of 41.23%

Total assets amounted to Euro 13,216.2 million at the end of 2000 and Euro 17,636.3 million (US$ 15,698.0 million) in 2001. If Telesp Celular Participações had been proportionally consolidated, total assets would have been Euro 15,891.2 million and would have represented an increase of Euro 4,216.2 million over 2000. This increase resulted mainly from (Euro million):

- Current Assets 1,870.2
- Intangible Assets, net 943.2
- Investments, net 656.4

Current assets, assuming Telesp Celular Participações was proportionally consolidated, reached Euro 3,511.5 million (US$ 3,125.6 million) in 2001 and Euro 1,641.3 million in 2000. The increase of Euro 1,870.2 million resulted mainly from: (i) the increase in cash (+Euro 915.7 million) as a result of the issuance of Exchangeable bonds amounting to Euro 550 million in December 2001; and (ii) the recognition of deferred taxes (+Euro 539.6 million).

The increase in intangible assets (Euro 943.2 million), considering Telesp Celular Participações proportionally consolidated, resulted mainly from the goodwill with the acquisition of Lusomundo (+Euro 558.3 million), PTM.Com (Euro 173.3 million) and BUS (Euro 174.5 million).

Net Investments, considering Telesp Celular Participações proportionally consolidated, amounted to Euro 1,947.2 million, and represents an increase of Euro 656.4 million. This increase reflects mainly the subscription of Floating Rates Notes issued by Global Telecom (Euro 810 million).

Total liabilities increased to Euro 11,749.5 million (US$ 10,458.2 million) as of December 31, 2001. If Telesp Celular Participações had been proportionally consolidated, total liabilities would have increased to Euro 10,792.1 million (US$ 9,606.0 million) as of December 31, 2001 from Euro 7,131.7 million in 2000. Medium and long term debt increased by Euro 2,726.0 million as a result of loans obtained to finance the acquisition of Global Telecom by Telesp Celular Participações, the refinancing of Global Telecom's debt (a company accounted for pursuant to the equity method), the investments made by PT Multimédia bussiness in Brazil, the full consolidation of Lusomundo's debt and the issuance of Exchangeable bonds amounting to Euro 550 million.

The increase of Euro 304.7 million in shareholder's equity at December 31, 2001 reflects the 2.3% share capital increase (+Euro 267.9 million), net income for the year (Euro +307.4 million). This was partially offset by the effect of currency translation adjustments basically related with Brazilian investments (-Euro 270.4 million).

Investment

During 2001, PT made investments totaling Euro 3,836.7 million (US$ 3,415.0 million). If Telesp Celular Participações had been proportionally consolidated, total Investment would have been Euro 3,274.3 million (US$ 2,914.5 million). The major contributors to this amount were Telesp Celular Participações (Euro 1,204.4 million), PT Multimédia (Euro 1,197.8 million), and TMN (Euro 283.3 million), reflected strategic investments made both in Portugal and Brazil.

(thousand)

CONSOLIDATED INVESTMENTS	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
PT Comunicações	326,669	313,221	326,669	313,221	290,768
PT Prime	107,288	358,336	107,288	358,336	95,497
TMN	283,335	352,575	283,335	352,575	252,196
Telesp Celular Participações	1,204,673	1,166,301	1,767,158	1,447,433	1,572,947
PT Multimédia	1,197,787	941,481	1,197,787	941,481	1,066,150
Other Businesses	154,504	251,936	154,504	251,936	137,525
	3,274,256	3,383,850	3,836,741	3,664,982	3,415,083

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Financial Investments

During 2001, the company continued its investments in selected strategic markets, basically in the mobile business and multimedia businesses, both in Portugal and Brazil.

In the Brazilian market investments were made in: (i) the PT Multimédia business (Euro 345.6 million or US$ 307.6 million), with a capital increased in Zip.Net/UOL (Euro 172.2 million), the subscription of exchangeable bonds issued by UOL (Euro 112.2 million) and the acquisition of a 33% economic interest in Idealyse and loans granted to this affiliate (Euro 61.2 million); and (ii) the Telesp Celular Participações business (Euro 1,015.9 million or US$ 904.3 million), with the acquisition of Global Telecom (Euro 205.9 million, assuming proportional consolidation of Telesp Celular Participações) and the subscription of Floating Rate Notes issued by Global Telecom (Euro 810 million).

Investment in the PT Multimédia business also included the financial investment in connection with the acquisition of 58.04% of Lusomundo's share capital (Euro 272.3 million or US$ 242.4 million).

(thousand)

CONSOLIDATED FINANCIAL INVESTMENTS	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
PT Comunicações	-	1,417	-	1,417	-
PT Prime	40,556	290,249	40,556	290,249	36,099
TMN	-	-	-	-	-
Telesp Celular Participações	1,015,876	988,183	1,309,289	1,015,468	1,165,398
PT Multimédia	1,054,277	837,681	1,054,277	837,681	938,412
Other Businesses	116,444	172,835	116,444	172,835	103,647
	2,227,153	2,290,365	2,520,566	2,317,650	2,243,556

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Capital Expenditures

Capital expenditures reached Euro 1,316.2 million in 2001 (US$ 1,171.5 million). If Telesp Celular Participações had been proportionally consolidated, capital expenditures would have been Euro 1,047.1 million (US$ 932.0 million). Capital expenditures were mainly geared towards PT Comunicações (Euro 326.7 million or US$ 290.8 million) and TMN (Euro 283.3 million or US$ 252.2 million)

(thousand)

CONSOLIDATED CAPITAL EXPENDITURES	2001 * Euro	2000 * Euro	2001 Euro	2000 Euro	2001 US$
PT Comunicações	326,669	311,804	326,669	311,804	290,768
PT Prime	66,732	68,086	66,732	68,086	59,398
TMN	283,335	352,575	283,335	352,575	252,196
Telesp Celular Participações	188,797	178,116	457,869	431,964	407,549
PT Multimédia	143,510	103,800	143,510	103,800	127,738
Other Businesses	38,060	79,104	38,060	79,104	33,878
	1,047,103	1,093,485	1,316,175	1,347,333	1,171,527

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Financing

The Company's total net debt (including mainly bank loans and bonds) was Euro 5,456.1 million (US$ 4,856.5 million) as of December 31, 2001. If Telesp Celular Participações had been proportionally consolidated, total net debt would have been Euro 5,318.3 million (US$ 4,733.8 million), as compared to Euro 3,544.7 million as of December 31, 2000.

(thousand)

LOAN STRUCTURE	31.12.01 *		31.12.00*		31.12.01		31.12.00		31.12.01
	Euro	%	Euro	%	Euro	%	Euro	%	(US$)
SHORT TERM	1,198,952	18.2	1,235,633	31.7	1,319,291	19.6	1,389,021	33.0	1,174,301
· Bonds Loans	197,025	3.0	49,880	1.3	197,025	2.9	49,880	1.2	175,372
· Bank Loans	267,732	4.2	911,651	23.4	360,076	5.3	1,044,487	24.8	320,504
· Other Loans	734,195	11.1	274,102	7.0	762,190	11.3	294,655	7.0	678,425
MEDIUM AND LONG TERM	5,387,452	81.8	2,661,442	68.3	5,428,298	80.4	2,815,209	67.0	4,831,728
· Exchangeable Bonds Loans	1,059,035	16.1	509,415	13.1	1,059,035	15.7	509,415	12.1	942,647
· Other Bond Loans	2,724,699	41.4	1,124,699	28.9	2,724,699	40.4	1,124,699	26.8	2,425,255
· Bank Loans	1,410,266	21.4	1,014,500	26.0	1,451,112	21.5	1,168,267	27.8	1,291,635
· Other Loans	193,452	2.9	12,827	0.3	193,452	2.9	12,827	0.3	172,192
Total Indebtedness	6,586,404	100.0	3,897,075	100.0	6,747,589	100.0	4,204,230	100.0	6,006,029
Cash and short term investments	1,268,067	19.3	352,333	9.0	1,291,473	19.1	472,251	11.2	1,149,540
NET DEBT	5,318,337	80.7	3,544,742	91.0	5,456,116	80.9	3,731,979	88.8	4,856,489

*Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41.23%

Total net debt increased by Euro 1,773.6 million (total Indebtedness by Euro 2,689.3 million) mainly due to the acquisition by Telesp Celular Participações of Global Telecom, the refinancing of Global

Telecom's debt (a company accounted for pursuant to the equity method), the investments made by the PT Multimédia bussiness in Brazil and the full consolidation of Lusomundo.

If Telesp Celular Participações had been proportionally consolidated, at December 31, 2001, cash and short term investments would have amounted to Euro 1,268.1 million (US$ 1,128.7 million), compared with Euro 352.4 million as of December 31, 2000, an increase of Euro 915.7 million.

Ratios

The following ratios show the profitability and financial condition of the Company:

RATIOS	2001 *	2000 *	2001	2000
EBITDA/Net Interest (no. times))	7.8	7.6	7.1	7.6
Net Debt/(Net Debt + Equity)	53.3%	44.8%	53.9%	46.1%
Equity/(equity + long term liabilities)	37.2%	49.7%	37.0%	48.7%
Equity/(liabilities + minority interest)	41.6%	59.7%	36.0%	49.3%
EBITD Margin (EBITD/Operating Revenues)	21.7%	19.5%	20.4%	18.2%
EBITDA Margin (EBITDA/Operating Revenues)	37.8%	39.3%	37.1%	38.1%
CAPEX-EBITDA (thousand euros)	807,386	553,962	807,789	610,895

* Considering proportional consolidation of Telesp Celular Participações, based on an economic interest of 41,23%

EBIT=Operating Income
EBITDA=EBIT+Depreciation and Amortization

The economic ratios show significant improvement of operational performance in 2001. The financial ratios reflect the evolution of the liabilities previously described, namely the ones concerning the debt.

8. Corporate Governance

This chapter has been specifically included in the Portugal Telecom, SGPS, S.A. ("PT") 2001 Annual Report under the terms of a CMVM (Securities Market Commission) resolution. PT had previously inserted a similar "Corporate Governance" chapter. The chapter has been prepared in accordance with the terms of the model set out in the Appendix to CMVM Regulation no. 7/2001 of 20 December, published in Diário da República no. 299, 2nd series of December 28, 2001.

Disclosure of Information (I)

Organisational Chart and Competencies of Company Bodies and Departments (I - 1)

PT Group's organisational model is made up of business units, service units and a corporate department.

Business units are responsible for sales and the provision of services, P&L, management, business strategy, resource management and operating performance.

Service units are responsible for achieving economies of scale in terms of staff and infrastructure sharing (by standardising procedures and promoting the efficient management of respective infrastructures), development of competencies (sharing know-how and implementing best practices) and increasing negotiating power (ensuring greater influence, speedier response times and higher quality).

The corporate department deals with business co-ordination by implementing corporate strategy and business development, regulations and technology, M&A, Corporate Finance, IR, Control, Talent Management, Corporate Image and Legal Counsel.


PT SGPS
Corporate Department
(2)
PT Comunicações
PT Prime
PT Móveis
PT Multimédia
Service Units
(1)

(1) PT Inovação, PT Sistemas de Informação, PT Contact, PT Associação de Cuidados de Saúde.

(2) Business Strategy and Development, Regulatory Management, Technological Strategy, Corporate Finance, Investor Relations, Consolidation and Control, Corporate Development and Management Control, Internal Audit, Physical Working Areas and Information Systems Planning, Key Staff and Organisational Excellence, Image and Communication, Legal Counsel, General Secretariat and Chairman's Office.

PT's Corporate Department reports to the Executive Committee. The following describes the units and their respective competencies:

- Business Strategy and Development (EDC): to support the Board of Directors in making strategic decisions of the highest order on the direction of the Group's structure and performance, in addition to directing and promoting the Group's business development;
- Regulatory Management (GRC): to influence the regulatory environment with the aim of maximising PT's business and exploiting new opportunities in a competitive environment;

- Technological Strategy (ETC): to identify the impact of technological inefficiency on PT's business and propose new platforms to be adopted to facilitate technological convergence and network resources, and to optimise operation and maintenance;
- Finance (FNC): to optimise the use of PT Group's financial resources;
- Investor Relations (RIC): to ensure adequate relations with the financial community (investors, shareholders and market regulatory bodies), via the provision of financial and corporate information on PT, with the aim of maximising shareholder value;
- Consolidation and Control (CCC): to manage all accounting and financial information of relevance to PT;
- Corporate Development and Management Control (DCC): to ensure fluidity and coherence in terms of PT's planning process and control, to stimulate and evaluate the performance of its companies and consolidate an investment process geared to PT's business development needs;
- Internal Audit (AIC): to ensure the high quality, efficiency and effectiveness of the internal control systems of PT companies;
- Area Planning (PEC): to ensure optimal use of physical space and associated property cost in all PT Group companies, on the basis of a consistent, sustained approach;
- Information Systems Planning (SIC): to ensure the efficiency of the provision of information system services to PT and promote synergies between different companies and business units;
- Key Staff and Organisational Excellence (QCC): to attract, motivate, develop and retain the best professionals and ensure the existence of capacities for the performance of critical functions;
- Image and Communication (ICC): to promote the internal and external coherence and consistency of PT's image with customers, general public, opinion-makers and other stakeholders;
- Legal Counsel (AJC): to provide legal counsel to Board of Director's resolutions;
- Secretariat General (SGC): to provide administrative support to PT's Board of Directors and other statutory bodies and ensure communication with the company's various bodies and outside institutions;
- Office of the Chairman of the Board of Directors of PT (GPCA): to provide all administrative, logistical and functional support to the Chairman of the Board of Directors and Executive Committee.

PT's Board of Directors is responsible for managing the company's activity and its competencies, as defined in the company's articles of association. The company's day-to-day affairs are the responsibility of an Executive Committee.

The Statutory Audit Board is responsible for inspecting corporate actions. It is made up of a chairman, two acting and one alternate members, all of whom are elected by the General Meeting for three year periods, one of whom is an acting member and the alternate a statutory auditor or representative of a Statutory Audit Company.

The Board of the General Meeting is made up of its respective Chairman, a Deputy Chairman and a Secretary. A General Meeting is called and directed by the Meeting's Chairman or, in the event of his absence or inability to attend the meeting, the Deputy-Chairman. All members are elected for a three year period by the General Meeting.

Evolution of PT Share Prices (I - 2)

PT performed on average better than other European telecommunications operators despite the relatively poor performance of markets and the European telecommunications sector (down 30.4%).

PT shares on the domestic market fell 8.4% to Euro 8.75 at year-end, although outperforming the DJ STOXX index for European telecommunications by 32%. The PSI 20 and PSI 30 indices, over the same period, fell more sharply than PT by 24.7% and 20.2% respectively.

PT is still the one of the largest domestic companies on the stock market (currently accounting for 19% of the PSI 20 and 23% of the PSI 30). It has the highest domestic market liquidity with a volume of trading representing 45% of the total of the Lisbon and Oporto Stock Exchange.

The evolution of PT's share prices in 2001 is set out in the following graph, which identifies the events of relevance to the company.



PT Performance vs. European Telecoms
160
140
120
100
80
60
40
Announcement of the acquisition of 83% of GT
PT announces JV with Telefónica
2001 fixed telephone service tarriffs
Shareholders approve 2.3% PT's share capital increase to be subscribed by Cinveste, and exchangeable bonds issue
Release of 2000 year-end results
PT AGM: Approval of all the proposals
Release of Q1 2001 results
Inc. of capital reserves: Ex-date:Jun 20 Rights subscription: from Jun 25 to Jul 9
Annoucement of the exchange offer for TCP shares
Shareholders meeting convocation to approve share capital increase for the exchange offer for TCP shares
Annnouncement of the 2% capital increase through the incorporation of capital reserves
Release of 2001 first half results
Release of 9M 2001 results
Withdrawal of the exchange offer for TCP shares
Exchangeable bonds issue (Euro 550 million)
TMN and OniWay annouce roaming agreement
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
PT
European Telecoms

Dividend Policy (I - 3)

Dividend policy is exclusively the responsibility of PT's Board of Directors, in due compliance with Portuguese legislation and the company's articles of association. In accordance with PT's articles of association, at least 40% of its Distributable Net Income (calculated in accordance with generally accepted accounting principals in Portugal, after deducting losses brought forward from previous years and 5% for the legal reserve, up to one fifth of its share capital and in consideration of other legally imposed limits), must be distributed to shareholders as dividends, without prejudice to the General Meeting, by a qualified resolution of two thirds of the votes cast, having the right to reduce or not pay a dividend. The majority of Class A share votes is entitled to veto the distribution of dividends exceeding 40% of Distributable Net Income.

According, however, to the Portuguese Commercial Companies Code, PT may not make dividend payments if such payment leads to a situation in which the amount of its shareholders' equity is less than the sum of its share capital and legal or similar reserves, including the reserve equivalent to the book value of its own shares, the share premium issue reserve and concession reserve.

Payments to the shareholder, as part share of its profit, are due 30 days after the profit allocation resolution.

Shareholders whose shares, on the respective payment date, are registered in a book-entry securities account in their name are entitled to receive dividends. Currently, the trading of shares is no longer suspended for the four working days immediately prior to the date for the payment of dividends. The shares are now traded by the Securities Clearing Exchange with the right to a dividend up until the day before the date of the respective payment. The shares, however, can be traded on the stock exchange, without the right to a dividend, from the third working day prior to and including the date of payment of the dividend, owing to the fact that at the time of the physical settlement of such operations (third working day), the securities will be recorded in the accounts of the Securities Clearing Exchange without the right to a dividend thus avoiding trading interruptions.

Unclaimed dividends shall be forfeited to the State when titleholders thereto or owners of the respective shares have not collected or attempted to collect the income or have not evidenced any legitimate and unequivocal claim thereto, by any other means, for a period of five years (Decree Law no. 187/70 of April 30).

Ordinary shares and A shares confer the same right to dividends.

It is the current intention of the Board of Directors to propose an annual dividend of not less than 40% of Distributable Net Income, provided that this is permitted by the company's economic and financial situation, excluding profits made by subsidiary companies which have still not been distributed to PT. PT's Board of Directors will submit any proposed alterations to its dividends policy for the approval of the Annual General Meeting which normally takes place in April.

In its proposal for the appropriation of net income for 2000, the Board of Directors, for the first time since the beginning of the privatisation process in 1995, did not pay a dividend, owing to the amount of investment currently being made, the need to maintain debt at adequate levels and the policy of reinforcing the company's shareholders' equity. The Board of Directors, at the time in question, and as a means of compensating shareholders for the non payment of dividends for the year 2000, considered that it should increase share capital through the incorporation of reserves available. It submitted the appropriate proposal to the General Meeting which approved the allocation of shares in the proportion of one new share for each fifty shares held on April 24, 2001.

Stock Allocation or Acquisition Plans (I - 4)

PT's Stock Option and Incentive Plans were in force as at December 31, 2001.

- **PT Stock Option Purchase**

PT's Annual General Meeting approved the creation of a Stock Option Plan for PT and subsidiary companies' Directors and senior staff on April 21, 1998.

The plan's essential objectives were to create shareholder value, retain the loyalty of key staff and stimulate their performance over the medium to long term. The Plan allocates rights to purchase PT shares over a 5 year period subject to the fulfillment of certain performance criteria to be defined by the Board of Directors.

The Plan, for PT and subsidiary companies Directors and senior staff, had 144 members at the end of 2001 with membership having been established in conformity with the criteria previously defined by the Board of Directors.

The purchase price of the stock option shares is the average closing prices of PT shares on the Lisbon and Oporto Stock Exchange over the 20 working days immediately preceding the share allocation date. The price may be adjusted, pursuant to the terms of the Plan's regulations whenever PT performs any financial operations which may affect the value of its shares, with the aim of neutralising the effect of such operations. The current option price is Euro 9.39.

The options can be taken up in stages, within a three month period from the end of each of the plan's anniversaries (June 8), in the following percentage blocks: 1999 - 0%; 2000 - 10%; 2001 - 20%; 2002 - 30%; 2003 - 40%. Options which are not taken up in the respective maturity year, either in full or part, may be exercised on a sole occasion within a three month period beginning from the Plan's last anniversary. There are no special incentives for taking up options.

The Plan is managed by the Board of Directors or appointee and may, at any time, based on the approval of the Wages Committee, be altered, suspended or terminated.

The number of shares necessary to provide for the number of options allocated at the end of 2001 was 1,545,179. The number of shares necessary to provide for options to be taken up in 2001 was 321,976 at the beginning and 308,793 shares at the end of the period.

- **PT Incentive Plan**

An Extraordinary General Meeting of PT approved the creation and implementation of a new Options Plan for the Purchase of PT shares for members of the Board of Directors and senior staff of Group companies, on September 27, 1999.

The Plan was designed to retain key managers and encourage the continuous improvement of individual and corporate performance. It essentially comprises the free allocation of shares, based on a positive evaluation of individual performance and share purchase options, at the end of each three year period of office.

It is also for members of PT's Board of Directors and Eligible Executives (members of Executive Committees of Group companies) at the discretion of the Board of Directors or its Chairman, the Chairman of the Board of Directors or Executive Committees of listed companies in which PT has a direct or indirect holding of more than 50% or respective management control and, exceptionally, in justified cases, for persons, not being Eligible Executives, to whom the Chairman of the Board of Directors considers he should allocate the shares and options available under the Plan. There were 35 Incentive Plan members at the end of 2001.

It is the responsibility of PT's Board of Directors or its Chairman, in addition to the Chairman of the Incentives Supervisory Committee, to decide on the allocation of shares and options, pursuant to the terms of the respective regulations, either on their own initiative or under a proposal submitted by the Boards of Directors of Group companies. Shares and options are allocated on a single occasion with the Chairman of the Board of Directors being entitled to increase the allocation of the number of shares and options to a specific participant on the basis of his/her new functional responsibilities. A membership contract is provided for each allocation.

Depending on the positive evaluation of individual performance, PT will allocate a specific number of free shares to each participant, at the end of each of his/her three years of office. The decision is set out by contract and defined on a case by case basis by the Chairman of the Board of Directors, pursuant to the limits set by the Supervisory Committee. 861,312 shares were allocated under the Plan in 2001.

Participants are awarded a specific number of options to be allocated at the end of each year of his/her term of office, to be defined, on a case-by-case basis, by the Chairman of the Board of Directors, pursuant to the limits set by the Supervisory Committee under the terms of a membership contract.

The share price for taking up the options is the simple average of PT share prices on the BVLP (Lisbon and Oporto Stock Exchange) in the 15 days prior to the date of the beginning of the Plan, which value may be adjusted pursuant to the terms of the Incentive Plan's regulations. The current share price is Euro 11.38.

The options attributable to a given year may be taken up in full or in part, within three months of each anniversary of the date of the signing of the Plan. Options which are not fully or partly taken up in the respective maturity year may be taken up, in full, on a single occasion within three months from the date of the Plan's last anniversary or other date to be defined. There are no special incentives for the acquisition of shares.

The Chairman of the Board of Directors delegates a Director/CFO with the authority to perform all acts and administrative formalities. Alterations to or suspensions/terminations of the Incentive Plan's regulations shall be made by a resolution of the General Meeting under a proposal of the Chairman of the Board of Directors.

The allocated number of options to be taken up in 2001 was 2,624,468 shares.

Use of New Technologies (I - 5)

PT has been steadily increasing its use of new technologies, notably the Internet and e-mail, for sending information to the financial community and its customers. E-mail is preferred for sending such information as relevant facts, press releases, reports and accounts, presentations, all documentation pertaining to General Meetings and any type of reply or clarification of issues raised with the company.

All publications and communications, press releases, reports and six monthly and annual reports, Form 20-F, quarterly financial information, presentations and information on the Company's products, services and business are available on the PT Home Page at www.telecom.pt.

As part of its preparation for General Meetings, the PT site will display the notice calling the meeting, as from the time of its respective publication, in addition to the voting forms to be used in the case of votes by mail with an advance notice of fifteen days prior to the date of the General Meeting.

Investor Relations (I - 6)

Investor Relations was created in March 1995 to ensure a satisfactory relationship with shareholders, investors and analysts, in addition to the financial markets in general and the stock exchanges in which the company is listed and its respective regulatory entities - CMVM and SEC in particular.

This department regularly prepares announcements and press releases on quarterly, half yearly and annual results in addition to any other matters of relevance. It also provides all information to the financial community in general – shareholders (institutional and retail) and analysts.

The PT representative for Market Relations is Mr. Vitor José Gama Sequeira.

Any interested party may contact the Investor Relations Division at the following address or using the following contact points:

Avenida Fontes Pereira de Melo, 40 - 8°
1069 - 300 Lisbon (Portugal)
Tel: + (351) 21 500 1701
Fax: +(351) 21 355 6623
E-mail: pt.ric@netcabo.pt or vitor.j.sequeira@telecom.pt

Voting Rights and Shareholder Representation (II)

Shareholders intending to participate in a General Meeting must ensure that their shares are recorded in a book-entry securities account fifteen days before the date of the respective meeting, and that such shares remain recorded or registered in the name of the shareholder until, at least, up to the time of the closing of the General Meeting. Each Euro 500 of share capital is entitled to one vote.

Shareholders not having a sufficient amount of share capital to make up the Euro 500 may form groups and arrange to be represented by one of the group members with a view to making up the number of shares required to exercise their voting rights.

Shareholders may arrange to be represented at General Meetings, provided that their representative is a member of the Board of Directors, or spouse, ascendant or descendant, or by another shareholder, with a signed letter addressed to the Chairman of the Board of the General Meeting being considered sufficient as an instrument of representation.

Shareholders entitled to voting rights may, in conformity with article 22 of the Portuguese Securities Code, vote by proxy in the form of a declaration signed by the shareholder, containing an unequivocal voting statement in respect of each of the items on the agenda of the meeting. There is no rule in the company's articles of association prohibiting votes by mail.

The voting statement must be accompanied by a legible photocopy of the shareholder's identity card and, if the shareholder is a collective body, must be signed by the person representing it and the signature notarised in such a capacity. The voting statements, accompanied by the above referred to elements must be inserted and sealed inside an envelope and addressed to the Chairman of the Board of Directors and delivered by hand to the company's registered office or received therein by registered mail up to three or four days prior to the date of the General Meeting.

Holders of ADRs (each ADR represented by one ordinary share) are entitled to the same rights as ordinary shareholders.

The proposals to be submitted to the General Meeting by the Board of Directors, their legally required accompanying reports and other preparatory information, in addition to the wording of the proposed statutory alterations, may be viewed by shareholders, at the company's registered office within a period of fifteen days prior to the General Meeting, as required by law. This same information shall be sent by mail, fax or e-mail.

Corporate Rules (III)

Code of Ethics (III - 1)

PT's Board of Directors approved the Group's Code of Ethics on December 18, 2001.

The Code has been designed to describe and formalise expected standards of behaviour that conform with the Group's principles and values, promote the sharing of such principles and values among employees and the adopting of an uniform standard of behaviour that will sustain the growing trust among PT's employees, shareholders, customers and suppliers.

The PT Board's Governance Committee is responsible for supervising the application of the Code which applies to all employees.

The Code focuses in two areas: values and standards of behaviour.

The values that form the framework for our operations are honesty, integrity, dignity, good manners, professional diligence, impartiality and equity, the duty of loyalty and compliance with legislation.

The standards of behaviour comprise, among others, the following issues: responsibility of employees, geared to furthering the company's objectives, subject to risk and budget tolerance limits; interpersonal relationships; improvement and professional merit; confidentiality and professional secrecy; conflicts of interest; trading in securities; performing of unlawful activities; private trading by employees; use of Group companies' resources; customer relationships; commercial conditions; contacts with the press and advertising; supplier relationships, competitors, shareholders and regulatory bodies.

These standards may be viewed on the company's home page at www.telecom.pt.

Risk Management and Control (III - 2)

Risk management in a highly dynamic globalised environment is increasingly the responsibility of all PT Group employees.

PT, as such, has continued to implement Projecto Odisseia ("Project Odyssey") which was implemented in 2000 with the principal objective of defining an Integrated Internal Control System, for creating a Risk-Awareness Culture. The project's approach is based on the integrated management of business risks and essentially involves risks related to competition, technological evolution, regulations, tax, the failure to recruit/retain talent, partnerships, financial markets, decision-critical information and other matters dealing with the performance of such operations as empowerment, information technology, integrity and finance.

The project, which is currently at its development stage in principal PT Group companies, will make it possible to:

- identify and quantify risk factors to increase the efficiency and effectiveness of control mechanisms;
- provide information on mechanisms to avoid, control and prevent fraud;
- create a risk control system to systematically identify, evaluate and monitor Group business risks;

- identify officers in charge of risk management ("risk-owners");
- decentralise the risk management process, facilitating the access of business units to risk and control information;
- create a risk management culture, establishing a common language to identify, prioritise and control the risks to be faced by PT Group.

The fact that several risks could possibly be unknown at the present or considered immaterial will not prevent them from being relevant in the future. Such risks affect the Group's operations, revenues, results, assets, liquidity and resources and consequently its shareholder value.

The principal competitive risk factor is a significant downturn in PT's major revenue source which is the fixed telephone service, as a result of the rapid increase in competition from mobile and other services provided by operators. PT believes that the high rate of technological development will intensify competition, both from current competitors and new operators.

Aspects associated with competition in different business areas were discussed in chapter 1 of this report (Business Developments).

Risks associated with technological evolution are made relevant by the need to invest in increasingly competitive businesses (terrestrial mobile service, multimedia and the Internet) which are subject to sudden and sometimes unpredictable technology changes. PT considers innovation management to be critical and acknowledges that it is not able to accurately predict the effect of technological changes on the Group's business or its capacity to offer competitive products and services.

Risks associated with technological evolution are dealt with by PT SGPS's "Technological Strategy" department.

Regulatory changes, to the extent that they pose both a danger and an opportunity in terms of PT Group's competitiveness in business areas are considered to be a risk factor to be monitored.

The sector's regulatory bodies in Portugal are fundamentally ANACOM (Autoridade Nacional de Comunicações), formerly ICP, European Commission via the Commission's Directorate General for Commerce and the Directorate General for Commerce and Competition.

The issues which have been kept under closest scrutiny are: fixed telephone service charges; tariff rebalancing; the maintenance of a cost accounting system; the sending of periodic reports to ANACOM; compliance with specific quality of service indicators; interconnection charges; leased lines charges; universal service obligations; interconnection; number portability, operator pre-selection and numbering; local loop unbundling; Portugal Telecom's fixed network concession; Marconi's sub-concession; the terrestrial mobile licences held by TMN, essentially GSM, GPRS and UMTS; the cable television licences held by TV Cabo; the licences and registration for the data services held by PT Prime; Internet and associated services.

ANATEL is the Brazilian telecommunications supervisory organisation under the terms of the General Telecommunications Law and 1997 Regulations of the National Telecommunications Agency in Brazil. The risk factors to which greatest attention has been paid in Brazil are associated with concessions and authorisations; compliance with specific telecommunications legislation; interconnection; tariff regulations; liberalisation of the mobile services market, principally acquisitions and mergers between mobile operators and the expansion of PT's operations in Brazil.

The joint venture with Telefónica was designed as part of a strategy to leverage opportunities limiting risk, such as regulatory restrictions and obligations imposed on PT that place it at a competitive disadvantage.

In addition to ANATEL, PT is also subject to the general legislative framework in Brazil, in which decisions having an impact on PT Group business could be taken.

Another example of the impact of regulatory measures on the PT Group are the new tariffs imposed by the Moroccan Government on the amounts that Médi Télécom (in which PT Group and Telefónica have a holding of 30.5% each) must pay the public operator Maroc Telecom for call terminations on its infrastructure.

Regulatory risk management is dealt with by PT SGPS' "Regulatory Management" Department.

Fiscal risks take the form of independent interpretations of the application of fiscal regulations which differ from the official version, notably in respect of the potential liability for the payment of "occupancy charges" on public thoroughfares, as a result of the procedures implemented by certain Town Councils.

There is a risk of failing to obtain/retain talent and to employ persons with the right qualities, properly motivated and in the right position. PT Group considers the management of persons with high levels of talent or growth potential to be critical. Owing to increased competition, PT has not only developed strategies to retain its talent but is also studying the possibility of reinforcing its team with talented persons working for its competitors and from other sectors.

Management of the risk of failing to obtain/retain talent is dealt with by PT SGPS' "Key Staff and Organisational Excellence" department.

Strategic partnerships can result in alliances, joint ventures, or other types of efficient, effective relationships having a positive effect on competitiveness. If we choose the wrong partner this could affect our reputation and objectives; cause low productivity owing to the failure to communicate or to cultural differences with a partner even if it is an appropriate partner in terms of business objectives; result in an irregular distribution of resources, compromise the partnership relation should owing to a lack of common interest; and fail to exploit the advantages of partner relationships.

The monitoring of this risk involves a clear, explicit understanding of such issues as risk sharing, economies of scale, access to market segments, access to technologies, geographical access, funding and management tool constraints.

Due diligence associated projects to understand the degree of coherence between partners' strategic objectives, the degree of compatibility between partners and their staff, methodologies, systems and data, duration of the partnership and legal form of making the partnership operative are undertaken by PT in its decisions to form partnerships in order to reduce risk.

Currently, the most significant strategic Group partnerships are with Banco Espírito Santo, Caixa Geral de Depósitos, Telefónica, Bradesco and Unibanco.

Financial market risks can take the form of lower income from overseas investments, particularly Brazil, as a result of financial market variables, notably interest and foreign exchange rates.

By December 31, 2001, PT Group had arranged for a series of financial derivatives with the objective of managing its interest and foreign exchange rates risk exposure due to financial market variations. This type of financial instrument is only used after a careful analysis has been made of the attached risks and benefits and after consulting a series of specialised institutions. The operations must be approved in advance by the Executive Committee and require the permanent monitoring of financial markets and the Company's various positions. The fair value of such instruments is regularly assessed during the course of the year with the objective of identifying receivables or payables and the possibility of cancelling the contract.

PT Group has entered into interest rate swaps with financial institutions with the aim of diversifying interest rate risks or taking advantage of special conditions to move fixed to variable rates.

PT entered into interest rate swaps and restructured its existing portfolio with the aim of increasing the proportion of its variable to total debt owing to the macroeconomic environment at the beginning of 2001 and interest rate forecasts. It succeeded in benefiting from the marked reduction of rates in Europe and the US occurring in 2001. At year-end and in the expectation that the downturn in interest rates was coming to an end, it cancelled its interest rate swaps taken out at the beginning of the year and consequently diminished its proportion of variable rate debt.

PT Group also entered into cross currency swaps of Brazilian Reais for euros with the objective of reducing its assets exposure in Brazilian Reais.

Financial markets risks is dealt with by PT SGPS' "Finance" Department.

On May 17, 2001 the Executive Committee approved the mission, articles and operating model of Internal Audit which reinforced the effort to create a risk management culture. Internal Audit is intended to be a management partner of PT Group companies, verifying how the risks of the Group's business are being considered at all levels and how the internal control and risk management system are operating, with the objective of creating value for the Group.

Internal Audit (AIC) co-ordinated the process of identification and prioritisation of principal Group business risks in 2001. Its resources have also targeted risk management audits covering the risks considered to be most critical.

Voting Limitations and Special Rights (III - 3)

In accordance with the company's articles of association votes cast by an ordinary shareholder, either on his/her/its own account or using the services of a representative, either in his/her/its own name or as the representative of another shareholder, shall not be counted when exceeding ten per cent of the company's total voting stock.

In addition to its ordinary shares, PT's share capital is also made up of 500 class A shares, which are held by the State and confer special rights, resulting from articles 14 no. 2 and 19 no. 2 of the company's articles of association.

Pursuant to the terms of these articles, the following items shall not be approved by the General Meeting, if opposed by the majority of class A shares:

- election of the Board of the General Meeting and members of the Statutory Audit Board;

- appropriation of net income for the year, which shall only be applicable in respect of the approval of dividends whose percentage exceeds the minimum of 40% of the distributable profit fixed in sub-paragraph b) of article 30 of the articles of association;
- any alterations to the articles of association and share capital increases, in addition to limitations on or the suppression of preference rights and the fixing of parameters for the share capital increases to be decided by Board of Directors, pursuant to the terms of article 4 nos. 3 and 4 of the articles of association;
- the issue of bonds or other securities, the fixing of the value of those which may be authorised by the Board of Directors, pursuant to the terms of article 8 no. 3 of the articles of association, in addition to limitations on or the suppression of preference rights on the issue of bonds convertible into shares and the fixing of parameters for the issues of these kinds of bonds by the Board of Directors, pursuant to the terms of article 8 nos. 3 and 4 of the articles of association;
- authorisation for the company to create and maintain branches, regional offices or any other form of representation in any location on national territory or overseas, in addition to, with the authorisation of the General Meeting, moving its registered office within the municipal district of Lisbon or to a neighbouring municipal district;
- authorisation from the General Meeting for shareholders who either directly or indirectly perform an activity which is in competition with the activity of the companies under the control of PT to hold more than ten per cent of the company's share capital;
- approval of the general objectives and fundamental principles of company policies;
- definition of the general policy principles for investments in companies, pursuant to the terms of article 3 no. 2 of the articles of association and deciding on respective acquisitions and alienations, when the said principles require authorisation from the General Meeting in advance;
- the election of one third of the total number of directors, including the Chairman of the Board of Directors.

Lastly, there are no shareholders' agreements.

Board of Directors (IV)

Characterisation of Board of Directors (IV - 1)

Portugal Telecom's Board of Directors may comprise an odd number of between 15 and 23 Directors, who shall be elected on the basis of the majority of the votes cast at the General Shareholders' Meeting. The quorum for a Board of Director's meeting shall be a simple majority of Directors, all of whom shall have the same voting rights and in which all of the resolutions passed by the Board of Directors shall be taken by majority vote. The Chairman shall have the casting vote in the event of a tie.

A Director's term of office shall be three years, in which the year of election shall be considered a full calendar year. There are no restrictions on the re-election of Directors. PT's Board of Directors, whose composition is set out in the appendix, currently comprises 23 members.

The independent members of the Board of Directors were individually elected under a joint proposal submitted by the private shareholders and the State at the General Meeting of April 27, 2000, without the indication of any kind of representation. The Board is made up of highly experienced management professionals in the telecommunications sector.

The following is a list of the functions of members of the Board of Directors in other companies:

- Francisco Luís Murteira Nabo, Chairman of the Boards of Directors of PT Comunicações, PT Móveis, TMN, PT Multimédia, PT Prime SGPS and Telesp Celular Participações; Non-Executive Director of BES; Deputy Chairman of the General Board of the Portuguese Industrial Association; Member of the Economic and Social Council.
- Miguel António Igrejas Horta e Costa, Chairman of the Board of Directors of PT Internacional; Deputy Chairman of the Board of Directors of Telesp Celular Participações; Non-Executive Director of BES Investimento and Telefónica
- Norberto Veiga de Sousa Fernandes, Deputy Chairman of the Board of Directors of PT Multimédia and Telesp Celular Participações; Director of PT Comunicações, PT Móveis, TMN and PT Prime SGPS; Chairman of the Board of Directors of PT Inovação.
- Estanislau José Mata Costa, Chairman of the Board of Directors of Previsão; Director of Telesp Celular Participações.
- Francisco José Azevedo Padinha, Chairman of the Board of Management and Director of Telesp Celular Participações, Deputy Chairman of the Board of Directors of PT Internacional.
- Eduardo Augusto Marques Henriques Martins, Chairman of the Board of Directors of TV Cabo Macau; Deputy Chairman of the Board of Directors of PT Internacional.
- Carlos Jorge Lemos Antunes, Chairman of the Executive Committee of PT Comunicações; Chairman of the Board of Directors of Marconi.
- Eduardo Perestrelo Correia de Matos, Chairman of the Board of Directors of PT Brasil; Deputy Chairman of the Board of Directors of PT Internacional; Director of Telesp Celular Participações.
- Victor Manuel Pereira Dias, Director of Tradingpor.
- Pedro Amadeu de Albuquerque Santos Coelho, Chairman of the Board of Directors of Simarc; Director of Telesp Celular Participações.
- Manuel António Ribeiro Serzedelo de Almeida, Chairman of the Executive Committee of BES Investimento; Chairman of the Board of Directors of BES Investimento do Brasil; Non-Executive Manager of Parfil, Non-Executive Director of Urfil, Companhia Cervejas Estrela and Sapec; Non-

Executive Director of Espírito Santo Financial (Portugal) SGPS and BES; Non-Executive Director of Monteiro Aranha.

- Carlos Alberto Oliveira Cruz, Deputy Chairman of Caixa Geral de Depósitos.
- João Manuel de Mello Franco, Chairman of the Board of Directors of Engimais, Imopolis and José de Mello - Residenciais e Serviços.
- Fernando Maria da Costa Duarte Ulrich, Deputy Chairman of the Board of Directors of BPI SGPS; Deputy Chairman of the Board of Directors of Banco BPI; Non-Executive Director of Portugal Previdente; Chairman of the Board of Directors of BPI Vida and BPI Fundos.
- Zeinal Bava, Deputy Chairman of the Board of Directors of PT Internacional; Director of Telesp Celular Participações.
- Paulo Jorge da Costa Gonçalves Fernandes, Chairman of the Board of Directors of PT Sistemas de Informação; Director of Telesp Celular Participações.
- António Viana Baptista, Director of Telefónica; Member of the Executive Committee of Telefónica; Executive Chairman of Telefónica DataCorp., Telefónica Carriers'Carrier and Telefónica Fixa Latinoamericana.
- Iriarte José de Araújo Esteves, Chairman of the Executive Committee of TMN and PT Móveis; Deputy Chairman of the Board of Directors of PT Internacional; Director of Telesp Celular Participações.
- Joaquim Aníbal Freixial de Goes, Director of BES, Pararede, Crediflash, Espírito Santo Data Informática.
- Luís Augusto da Silva, Chairman of the Board of Directors of Cinveste SGPS.
- Israel Vainboim, Director of Unibanco Holding and Unibanco AIG Seguros; Chairman of the Board of Directors of Itaparica; Deputy Chairman of the Board of Directors of Unibanco Leasing; Director of AIG-Life, Souza Cruz, Alcoa Latim America, E-bit and Connectmed; Member of Unibanco's International Advisory Board; Member of the Advisory Board of the Association of Investment Banks and Association of Leasing Companies.
- Fernando Abril-Martorell, Managing Director of Telefónica Group.

Executive Committee (IV - 2)

Pursuant to the terms of its articles of association, the company's current management is the responsibility of an Executive Committee comprising 5 or 7 directors and chaired by the Chairman of the Board of Directors. The decisions of the Executive Committee are taken by majority vote in which all members have the same voting rights with the chairman having the casting vote in the event of a tie.

The following is a list of the areas of responsibility of members of the Executive Committee and reporting responsibilities of the Corporate Department and PT Group Companies:

Francisco Luís Murteira Nabo

- Areas of responsibility: Global Co-ordination, External Representation, Image and Communication;

- Corporate Department Units: SGC, ICC, GPCA.

Miguel António Igrejas Horta e Costa

- Areas of responsibility: Commercial Businesses, Multimedia Businesses, Legal Counsel;
- Corporate Department Units: AJC;
- Group Companies: PT Multimédia and PT Internacional.

Norberto Veiga de Sousa Fernandes

- Areas of responsibility: Businesses Co-ordination, Technological Strategy, Regulatory Strategy;
- Corporate Department Units: ETC, GRC;
- Group Companies: PT Comunicações, PT Prime SGPS, PT Móveis and PT Inovação.

Estanislau José Mata Costa

- Areas of responsibility: Management Control, Internal Audit;
- Corporate Department Units: CCC, DCC, AIC;
- Group Companies: Previsão and PT/ACS.

Pedro Amadeu de Albuquerque Santos Coelho

- Areas of responsibility: Market and Competition, Security, Working Areas Management;
- Corporate Department Units: PEC;
- Group Companies: Simarc and Fundação Portuguesa das Comunicações.

Zeinal Bava

- Areas of responsibility: Corporate Finance, Relations with Financial and Capital Market, Financial Operations;
- Corporate Department Units: FNC, RIC;
- Group Companies: Portugal Telecom International Finance.

Paulo Jorge da Costa Gonçalves Fernandes

- Areas of responsibility: Business Strategy and Development, Key Staff, Information Systems;
- Corporate Department Units: EDC, QCC, SIC;
- Group Companies: PT Sistemas de Informação.

In order to implement Executive Committee decisions, a Senior Management Committee (CAD Comissão de Alta Direcção) was appointed in April 2000. This committee is made up of members of PT's Executive Committee and the Chairmen of the Executive Committees of principal Group companies. It currently comprises 12 members and its composition is set out in the appendix to this report.

The corporate mission of the Senior Management Committee is to consider the issues in respect of the evolution of PT Group activities and notably as regards the commercial positioning of the different companies, synergistic gains and evolution of PT Group business. It meets on the last Thursday of each month.

Board of Director's Control (IV - 3)

The Board of Directors has delegated the Executive Committee with the authority to deal with the company's day to day affairs and has given it full powers, without prejudice to its ability to delegate any of its competencies herein given, with the exception of the matters listed below:

- co-opting of directors;
- calling of General Meetings;
- annual report, to be submitted for the approval of the General Meeting;
- provision of sureties and personal or real guarantees by the company, for which the Board of Directors is exclusively competent without prejudice to the disposition of sub-paragraph h) of no. 1 of article 15 of PT's articles of association;
- change of company's registered office;
- company demerger, merger and conversion plans, to be submitted to the General Meeting;
- planned share capital increases by the company, to be submitted to the General Meeting;
- alterations to the articles of association, to be submitted to the General Meeting;
- definition of general objectives and fundamental principles of company policy and strategic options, notably technology to be used, network development and provision of services, to be submitted to the General Meeting;
- important expansions or reductions of the company's activity and important changes to the company's organisation;
- general policy principles for investments in companies;
- activity plans, budgets and annual investment plans;
- definition of the amount of issue of bonds or other securities which may eventually be decided by the Executive Committee to be annually proposed to the General Meeting.

The Board of Directors shall meet in ordinary session once per month on dates to be set by its Chairman, although extraordinary meetings may be held pursuant to the terms of the company's articles of association. The Board of Directors met on ten occasions in 2001.

The Chairman of the Executive Committee, gives instructions for information to be provided to the Board of Directors on the issues discussed, in addition to Executive Committee decisions. In general, all relevant matters are brought to the attention of the Board of Directors.

Internal Control Committees (IV - 4)

The Board of Directors created two committees staffed by non executive directors on April 27, 2000.

The Careers Evaluation, Remuneration and Development Committee, comprising the directors Manuel António Ribeiro Serzedelo de Almeida, João Manuel de Mello Franco and Eduardo Augusto Marques Henriques Martins is responsible for proposing the remuneration package of members of the Board of

Directors; preparing an annual appraisal on the performance of the chairman of the Board of Directors with a view to submitting a proposal on his annual variable remuneration and advising the chairman of the Board of Directors on decisions pertaining to the annual performance of members of the Executive Committee and CEOs. The committee meets whenever considered necessary.

The Governance Advisory Committee comprising the directors Victor Manuel Pereira Dias and Helder Neves Seabra meets whenever necessary to consider the need to submit a proposal to the Board of Directors on any alterations to its operation or the nomination of new members and to supervise the application of the Company's Code of Ethics and Values.

Portugal Telecom's Wages Committee was created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It is made up of the following members: Armando Manuel Marques Guedes, Augusto Athayde d'Albergaria and Victor Manuel Batista de Almeida.

Last but not least, reference should be made to the Telecommunications Customer Ombudsman which is a supporting and advisory body to the Board of Directors with the mission of considering issues associated with negotiating practices, disputes, appeals, complaints or suggestions from PT Group company customers. The ombudsman is appointed by the Executive Committee for a three year period, which is automatically renewable. The ombudsman chosen is a citizen of certified professional reputation, integrity and independence. The PT Telecommunications Customer Ombudsman is currently José Manuel Matos Pereira. In the performance of his functions, the Ombudsman enjoys total independence from the PT Group' statutory bodies and services, in due compliance with the limits imposed by law and the Customer Ombudsman Regulations.

Variable Remuneration (IV - 5)

The variable remuneration of Directors, which fundamentally involves bonuses, is contingent upon the company's performance and the evolution of its share prices. The variable remuneration includes the allocation of free shares as described in the already referred to Incentives Plan.

Remuneration of Directors (IV - 6)

The fixed and variable remuneration of executive and non-executive directors for 2001 is set out in the following table:

(Euro '000)	Remunerations	
	Fixed	Variable
Executive Directors	3,147	3,464
Non Executive Directors	973	726

9. Prospects

PT enjoys a leading domestic market position with a fully comprehensive, diversified range of products and services with limited exposure in emerging markets and a solid financial structure. The market has acknowledged the benefits of a growth strategy based on the above, which has resulted in the good operating performance of most business areas, and the future growth potential of PT's investments in the Brazilian market.

PT will be consolidating this strategy in the future. It will pursue a selective investment policy, expand its operating costs and investment rationalisation to all business areas and drive returns on its investments in the Brazilian mobile market. The promotion of productivity and efficiency at all levels will be the way forward to ensure the maximum return and cash-flow generating levels.

PT intends to retain its leadership in the fixed network business by retaining customer loyalty on the basis of the quality of its offer, price competitiveness and strong brand image. Cost rationalisation will allow it to continue to maximise cash flow from this business area which accounted for around 50% of Group EBITDA in 2001.

TMN will exploit the growth momentum of the domestic mobile market, by increasing its margins based on the growth potential of data services and their positive impact on ARPU with strict control of SAC and costs in general.

PT Multimédia will increase the margins of different market segments in which it operates, exploit its installed infrastructure and dominant position in the Pay-TV market, reduce programming costs, simplify all operating structures and integrate different business platform media, leveraging Group synergies.

Improving return on assets in Brazil will entail greater operating efficiency by Telesp Celular and Global Telecom, improving margins via cost control and investment rationalisation. Foreign exchange risks should, at the same time, be minimised. The joint venture with Telefónica will be important in terms of the synergies and economies of scale brought to PT's operations in Brazil and future contribution to PT's growth in Brazil.

PT will continue to reinforce and improve the training of its personnel, attract key staff to the Group and promote management efficiency, cohesion and team spirit. The objectives and incentives system shall comprise an important instrument to simultaneously increase levels of responsibility and results orientation at different management levels.

Such actions are expected to reinforce the Group's strength and competitiveness, ensure high levels of growth and return and create more value for PT shareholders.

Lisbon, March 12, 2002

Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Amounts stated in Euros - EUR and U.S. Dollar - US$)

	Notes	December 31, 2001 US$	December 31, 2001 EUR	December 31, 2000 EUR
Current Assets:				
Cash and cash equivalents		460,578,913	517,446,257	360,320,368
Short-term investments and cash equivalents	5	688,961,167	774,026,701	111,930,965
Accounts receivable-trade, net:				
Third parties	6	983,698,467	1,105,155,002	1,032,667,875
Accounts receivable-other, net:				
Third parties	7	331,472,258	372,398,897	298,670,688
Affiliates	7	17,087,558	19,197,346	7,279,057
Inventories, net	8	117,494,204	132,001,128	106,590,477
Deferred Taxes	29	524,784,708	589,579,495	-
Prepaid expenses and other current assets	9	105,332,739	118,338,096	115,171,378
Total current assets		3,229,410,014	3,628,142,922	2,032,630,808
Investments, net	10	1,780,437,996	2,000,267,381	1,295,262,086
Fixed Assets, net	11	4,887,786,946	5,491,278,447	5,446,153,993
Intangible Asset - Post Retirement Benefits	30.3	678,126,585	761,854,381	494,972,117
Intangible Assets, net - Other	12	4,392,134,416	4,934,428,060	3,878,778,475
Non-Current Deferred Taxes	29	445,523,117	500,531,532	-
Other Non-Current Assets, net	7	284,611,724	319,752,527	68,440,388
Total assets		15,698,030,798	17,636,255,250	13,216,237,867
Current Liabilities:				
Short term debt and current portion of medium and long-term debt	13	1,174,300,628	1,319,290,673	1,389,021,384
Accounts payable-trade:				
Third parties		486,606,891	546,687,890	493,448,052
Affiliates		11,703,055	13,148,026	374,722
Accounts payable-other:				
Third parties	14	522,171,500	586,643,635	695,178,862
Affiliates		624,669	701,796	845,142
Accrued expenses	15	419,346,921	471,123,380	332,225,507
Taxes payable	16	136,698,341	153,576,386	148,379,121
Deferred Taxes	29	38,601,756	43,367,887	-
Deferred income	17	93,903,444	105,497,634	94,702,734
Total current liabilities		2,883,957,205	3,240,037,307	3,154,175,524
Medium and Long-Term Debt	13	4,831,727,834	5,428,297,757	2,815,208,636
Accrued Post Retirement Liability	30.3	1,611,119,982	1,810,043,795	1,487,975,623
Deferred Income - Investment Subsidies	3.(l)	56,175,037	63,110,928	113,718,370
Deferred Income - Post Retirement Benefits	30.3	20,432,037	22,954,766	26,246,746
Non-Current Deferred Taxes	29	513,882,872	577,331,617	-
Other Non-Current Liabilities	18	540,951,093	607,741,931	143,712,720
Total liabilities		10,458,246,060	11,749,518,101	7,741,037,619
Minority Interests	19	1,085,881,093	1,219,954,042	1,113,083,754
Shareholders' Equity:				
Share capital	20	1,116,439,079	1,254,285,000	1,201,750,000
Capital issued premium	20	1,913,327,807	2,149,565,000	1,934,200,000
Treasury shares		-	-	(10,076,165)
Legal reserve	20	114,657,793	128,814,507	101,790,290
Other reserves and retained earnings		1,576,969,622	1,771,676,915	1,263,771,286
Cumulative foreign currency translation adjustments		(841,098,904)	(944,948,774)	(669,645,699)
Net income		273,608,248	307,390,459	540,326,782
Total equity		4,153,903,645	4,666,783,107	4,362,116,494
Total liabilities and shareholder's equity		15,698,030,798	17,636,255,250	13,216,237,867

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Amounts stated in Euro - EUR and U.S. Dollar - US$)

	Notes	2001 US$	2001 EUR	2000 EUR	1999 EUR
		Year ended December 31,			
Operating Revenues:					
Services rendered	21	4,429,413,912	4,976,310,428	4,329,809,249	2,832,419,060
Sales of merchandise and products	21	546,056,504	613,477,704	684,718,283	213,144,941
Telephone directories	21	121,753,365	136,786,165	131,723,000	126,082,966
Total operating revenues		5,097,223,781	5,726,574,297	5,146,250,532	3,171,646,967
Operating Costs and Expenses:					
Wages and salaries	22	595,154,897	668,638,240	578,131,443	520,805,136
Post retirement benefits	30.4	125,217,068	140,677,528	103,443,790	95,502,003
Costs of telecommunications	23	636,509,752	715,099,148	470,683,614	161,930,978
Depreciation and amortization	11 and 12	851,121,447	956,208,793	1,021,475,957	636,706,448
Subsidies		(32,738,885)	(36,781,131)	(38,106,019)	(38,459,368)
Maintenance and repairs		106,910,158	120,110,278	105,731,747	68,866,411
Own work capitalized		(159,639,686)	(179,349,158)	(133,888,345)	(120,759,047)
Raw materials and consumables		123,793,849	139,078,586	97,308,584	85,368,468
Costs of products sold		551,727,995	619,849,449	658,050,274	238,422,274
Telephone directories		79,381,645	89,182,839	87,121,204	82,150,935
Marketing and publicity		126,385,698	141,990,448	157,486,932	68,529,738
Concession rent	34.e)	12,928,064	14,524,283	22,725,478	22,164,643
Other general and administrative	24	887,556,000	997,141,894	846,970,141	386,749,184
Provision for doubtful receivables, inventories and other		116,348,326	130,713,769	188,599,105	63,457,243
Other net operating income		(40,342,593)	(45,323,661)	(52,004,892)	(47,523,752)
Taxes other than income taxes		77,467,509	87,032,366	95,743,660	34,531,369
Total operating costs and expenses		4,057,782,244	4,558,793,671	4,209,472,673	2,258,442,663
Operating Income		1,039,441,537	1,167,780,626	936,777,859	913,204,304
Other Expenses (Income):					
Interest expenses		448,017,542	503,333,942	400,287,684	295,789,357
Other financing expenses	25	516,086,120	579,806,898	219,872,264	101,522,340
Interest income		(181,038,204)	(203,390,860)	(142,762,653)	(129,960,893)
Other financing income	26	(144,577,166)	(162,428,004)	(93,672,636)	(37,621,074)
Gains/(losses) on sales and disposals of fixed assets, net		(11,298,021)	(12,692,979)	(17,461,314)	(2,482,294)
Equity in earnings of affiliated companies		339,430,675	381,339,934	43,318,252	30,041,018
Work force reduction program costs	30.4	163,669,717	183,877,898	252,728,516	457,692,601
Other non-operating expenses/(revenues), net	11	(20,015,188)	(22,486,449)	4,188,283	4,195,753
Extraordinary Items	27	(194,857,305)	(218,916,195)	(496,405,883)	(540,510,156)
Income Before Income Taxes		124,023,367	139,336,441	756,685,346	734,537,652
Provision for income taxes	16	(155,407,665)	(174,595,736)	(258,626,930)	(241,908,560)
Consolidated Net Income Before Minority Interests		(31,384,298)	(35,259,295)	498,058,416	492,629,092
Loss / (income) applicable to minority interests	19	304,992,546	342,649,754	42,268,366	2,052,273
Consolidated Net Income		273,608,248	307,390,459	540,326,782	494,681,365
Earnings per Share and ADS (USD/EUR)		0.22	0.25	0.45	0.47

PORTUGAL TELECOM SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(Amounts stated in Euro)

	Share capital	Capital issued premium	Own shares	Revaluation reserve	Legal reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings
Balances as of December 31, 1998	947,716,004		(33,148,153)	575,528,430	55,056,043	220,763,666	(56,453,901)	455,781,100
Share capital redenomination/renominalization	2,283,996	-	-	-	-	(2,283,996)	-	-
Share capital increase	95,000,000	-	-	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	21,999,597	-	-	-	-	-
Premium on share capital issued	-	617,500,000	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	(191,438,633)
Distribution of profits to employees	-	-	-	-	-	-	-	(6,234,974)
Earnings allocated to reserves	-	-	-	-	22,010,063	21,591,829	-	(43,601,892)
Foreign currency translation adjustments	-	-	-	-	-	-	(434,340,804)	-
Non distributed dividends on threasury shares	-	-	-	-	-	-	-	725,357
Non distributed profits to employees	-	-	-	-	-	621,627	-	-
Gains on the sale of threasury shares	-	-	-	-	-	3,128,815	-	-
Other adjustments	-	-	-	-	-	145,245,278	-	(153,179,372)
Net income - 1999	-	-	-	-	-	-	-	494,681,365
Balances as of December 31, 1999	1,045,000,000	617,500,000	(11,148,556)	575,528,430	77,066,106	389,067,219	(490,794,705)	566,732,951
Share capital increase	156,750,000	-	-	-	-	-	-	-
Premium on share capital issued	-	1,316,700,000	-	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	1,072,391	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	(208,497,521)
Distribution of profits to employees	-	-	-	-	-	-	-	(6,464,379)
Earnings allocated to reserves	-	-	-	-	24,724,184	164,216,907	-	(188,941,091)
Foreign currency translation adjustments	-	-	-	-	-	-	(178,850,994)	-
Non distributed dividends on threasury shares	-	-	-	-	-	-	-	132,560
Gains on the sale of threasury shares	-	-	-	-	-	1,259,764	-	-
Portugal Telecom Comunicações split	-	-	-	(575,528,430)	-	317,203,101	-	258,325,330
Other adjustments	-	-	-	-	-	60,699,513	-	(79,943,194)
Net income - 2000	-	-	-	-	-	-	-	540,326,782
Balances as of December 31, 2000	1,201,750,000	1,934,200,000	(10,076,165)	-	101,790,290	932,446,504	(669,645,699)	871,861,564
Share capital increase	52,535,000	(24,035,000)	-	-	-	-	-	-
Premium on share capital issued	-	239,400,000	-	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	10,076,165	-	-	-	-	-
Earnings allocated to reserves	-	-	-	-	27,024,217	383,174,264	-	(410,198,481)
Foreign currency translation adjustments	-	-	-	-	-	-	(275,303,075)	-
Gains on the sale of own shares	-	-	-	-	-	2,463,102	-	-
Merge of PT Investimentos	-	-	-	-	-	(33,254,956)	-	33,254,956
Impact of deferred taxes (Note 29)	-	-	-	-	-	598,327,719	-	(600,634,543)
Other adjustments (1)	-	-	-	-	-	51,882,480	-	(57,435,694)
Net income - 2001	-	-	-	-	-	-	-	307,390,459
Balances as of December 31, 2001	1,254,285,000	2,149,565,000	-	-	128,814,507	1,935,039,113	(944,948,774)	144,028,261

(1) The adjustment made to other reserves and retained earnings, is basically a transfer between both captions, and represents the difference between the 2000 results of the subsidiary and affiliated companies considered in the application of the equity method of accounting and the dividends distributed by these entities during 2001, amounting to Euro [illegible]

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

(Amounts stated of Euros - EUR and U.S. Dollar - US$)

	Year ended December 31,		
	2001	2001	2000
	US$	EUR	EUR
OPERATING ACTIVITIES:			
Collections from clients	5,511,612,676	6,192,127,487	5,483,843,156
Payments to suppliers	(2,818,170,032)	(3,166,127,437)	(2,757,286,073)
Payments to employees	(635,569,900)	(714,043,254)	(666,254,062)
Cash flow from operations	2,057,872,744	2,311,956,796	2,060,303,021
Payments relating to income taxes	(258,764,306)	(290,713,747)	(229,362,411)
Other payments relating to operating activities, net	(451,718,243)	(507,491,566)	(424,110,567)
Cash flow before non operating captions	1,347,390,195	1,513,751,483	1,406,830,043
Receivables relating to non recurring items	29,745,012	33,417,607	701,689
Payments relating to non recurring items	(63,842,960)	(71,725,604)	(49,921,118)
Cash flow from operating activities (1)	1,313,292,247	1,475,443,486	1,357,610,614
INVESTING ACTIVITIES:			
Cash receipts resulting from:			
Financial investments	384,678,704	432,174,704	1,035,449,887
Tangible fixed assets	85,184,747	95,702,446	88,298,150
Intangible assets	15,712	17,652	102,827
Subsidies for investments	2,466,240	2,770,745	9,799,155
Interest and related income	140,850,422	158,241,121	121,937,524
Dividends	17,014,111	19,114,831	22,836,602
Other	19,170,879	21,537,893	3,350,169
	649,380,815	729,559,392	1,281,774,314
Payments resulting from:			
Financial investments	(1,504,398,429)	(1,690,145,409)	(1,915,372,950)
Fixed assets	(1,078,304,619)	(1,211,442,106)	(1,147,377,896)
Intangible assets	(21,894,206)	(24,597,468)	(208,169,454)
Advance for the acquisition of a financial investment	(295,445,032)	(331,923,416)	(353,988,335)
Other investments	-	-	(78,929)
	(2,900,042,286)	(3,258,108,399)	(3,624,987,564)
Cash flow from investing activities (2)	(2,250,661,471)	(2,528,549,007)	(2,343,213,250)
FINANCING ACTIVITIES:			
Cash receipts resulting from:			
Loans obtained	12,466,058,492	14,005,233,673	9,813,944,723
Increases in share capital and paid-in surplus	115,443,002	129,696,665	1,515,951,346
Sale of treasury shares	54,026,986	60,697,659	13,493,640
Subsidies	288,819	324,479	364,215
Other	1,250,356	1,404,737	406,298
	12,637,067,655	14,197,357,213	11,344,160,222
Payments resulting from:			
Loans repaid	(10,481,713,812)	(11,775,883,397)	(9,490,961,983)
Lease rentals (principal)	(3,249,083)	(3,650,245)	(1,028,042)
Interest and related expenses	(413,124,268)	(464,132,421)	(426,638,144)
Dividends	(33,668,459)	(37,825,479)	(268,637,185)
Acquisition of treasury shares	(54,524,586)	(61,256,697)	(23,818,235)
Other	(13,133,752)	(14,755,367)	(2,064,372)
	(10,999,413,960)	(12,357,503,606)	(10,213,147,961)
Cash flow from financing activities (3)	1,637,653,695	1,839,853,607	1,131,012,261
Variation of cash and equivalents (4) = (1) + (2) + (3)	700,284,471	786,748,086	145,409,625
Effect of exchange differences	(30,621,686)	(34,402,524)	(5,150,256)
Cash and equivalents at the beginning of the period	420,754,426	472,704,669	315,278,384
Cash and equivalents at the end of the period	1,090,417,211	1,225,050,231	455,537,753

The accompanying notes form an integral part of these financial statements

PORTUGAL TELECOM SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS -- (continued)

(Amounts stated in Euros - EUR and U.S. Dollar - US$)

	December, 31		
	2001	2001	2000
	US$	EUR	EUR
DETAIL OF CASH AND EQUIVALENTS:			
Cash	3,800,006	4,269,190	6,032,928
Bank deposits	456,778,907	513,177,067	354,287,440
Short-term investments and cash equivalents	688,961,167	774,026,701	111,930,965
Cash, bank deposits and treasury applications as stated in the balance sheet	1,149,540,080	1,291,472,958	472,251,333
Other treasury elements:			
Bank overdrafts	(59,122,869)	(66,422,727)	(16,713,580)
Cash and equivalents	1,090,417,211	1,225,050,231	455,537,753

Note The balance of cash and equivalents at the end of the year 2001 and 2000 differs from the balance of cash and equivalents at the beginning of the succeeding year as a result of changes in the consolidation perimeter.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

(Amounts stated in Euro and United States Dollars - US$, except for all share or ADS data)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A.) ("Portugal Telecom") was incorporated on June 23, 1994 as a result of the merger, effective as of January 1, 1994, of Telecom Portugal, S.A. ("TP"), Telefones de Lisboa e Porto (TLP), S.A. ("TLP") and Teledifusora de Portugal, S.A. ("TDP").

The shares of Portugal Telecom are traded on the Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary companies in rendering a comprehensive range of telecommunications, multimedia and media services in Portugal and other countries namely in Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95 of February 15, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. In accordance with Decree--Law 219/2000 of September 9 and the internal reorganization of the Group, the Concession Contract was transferred to PT Comunicações, S.A. ("PT Comunicações"). Under the above mentioned decree-law, in exchange for the concession, PT Comunicações will pay an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the concession, after the deduction of losses incurred in meeting the universal service obligation and certain other items.

Mobile services in Portugal are provided by TMN – Telecomunicações Móveis Nacionais, S.A. ("TMN"). On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system ("UMTS") upon payment of Euro 99,759,579, which was recorded on the balance sheet as an intangible asset.

Data transmission services in Portugal are provided through PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime"). This company also provides Internet Service Provider ("ISP") services to large clients.

ISP services for residential clients are provided by Telepac II – Comunicações Interactivas, S.A. ("Telepac"), a subsidiary of PT Multimédia.com - Serviços de Acesso à Internet, SGPS, S.A. ("PT Multimédia.com"). PT Multimédia.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

Through its operator TV Cabo Portugal, S.A. ("TV Cabo Portugal"), the Company renders cable and satellite television services in Continental Portugal, Madeira and the Azores.

Lusomundo - Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo"), through its subsidiaries, provides media services in Portugal, namely editing and salling video cassettes, the distribution of movies and the editing and publishing of large circulation newspapers. Additionally, Lusomundo operates a large network of cinemas in Portugal.

In Brazil the Group provides mobile services in the State of São Paulo, through Telesp Celular, S.A. ("Telesp Celular"). Since November 30, 2000 after the merger with Ceterp Celular, S.A., Telesp Celular has also provided mobile services in the cities of Ribeirão Preto and Guatapará. During the year ended December 31, 2001 Telesp Celular Participações acquired an investment in Global Telecom, S.A. ("Global Telecom"), which provides mobile services in the Brazilian States of Paraná and Santa Catarina.

c) International investments

On January 24, 2001, Portugal Telecom and Telefónica, S.A. ("Telefónica") announced a strategic partnership agreement to create a mobile services company in Brazil. The new company will include, to the extent permitted by Brazilian regulations, all the mobile assets of the two partners in Brazil, which covers 11.6 million clients and will be the largest mobile operator in South America. The new company will cover an area which represents around 71.3% of the Brazilian GDP and approximately 94.5 million inhabitants. The new company will be 50% controlled by Portugal Telecom and 50% by Telefónica, and will be managed by a Board of Directors with an equal number of members nominated by each party, Portugal Telecom nominating the CEO and Telefónica nominating the President. Under the strategic partnership agreement, Telefónica can increase its investment in Portugal Telecom up to 10% of its share capital, through acquisitions of shares in the secondary market, and Portugal Telecom can increase its investment in Telefónica up to 1.5% of its share capital.

2. Basis of Presentation

The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies listed below, which include some adjustments and reclassifications in order to conform to the Company's accounting policies. The consolidated financial statements are presented in Euro, in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP"). These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "SEC").

The preparation of the financial statements in conformity with Portuguese GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a) Consolidation Principles

- The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (See details in Exhibit I.1.). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements.

- Investments in associated companies (see details in Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit1.2) are recorded based on the equity method.

- Investments in other companies (participation of less than 20%) are recorded at cost except for the investment in UOL, Inc., S.A. ("UOL") which is recorded at fair value as explained in Exhibit II). The loans granted, are recorded at nominal value, less provisions for estimated losses where applicable.

Investnews, S.A. ("Investnews", a company owned 50% by PT Multimédia.com Brasil, Ltd. "PT Multimédia.com Brasil") was consolidated by the proportional method, once management decided that this method is the most appropriate for this investment in the present circumstances.

b) Changes in the Consolidated Group

The main changes in the consolidated Group in the year of 2001 are summarized in Exhibit II.

c) Accounting changes

The consolidated financial statements as of December 31, 2001, are not fully comparable with the consolidated financial statements as of December 31, 2000, for the following reasons:.

- In 2001, Lusomundo and its subsidiaries, were fully consolidated, for the first time.

- During the year ended December 31, 2001, the Company recorded for the first time deferred taxes based on the dispositions of Accounting Directive N° 28. The adoption of this new accounting rule, resulted on the following impacts on the Company's consolidated financial statements as of December 31, 2001 (Note 29):

	Increases/(Decreases)	
Assets:		
Short term		589,579,495
Medium and long term		500,531,532
		1,090,111,027
Shareholders' equity:		
Other reserves and retained earnings	(2,306,824)	
Cumulative foreign currency translation adjustments	56,578,334	
Net income:		
Provision for income taxes	99,318,863	
Minority interest	(4,048,994)	149,541,379
Minority interest		319,870,144
Liabilities:		
Short term		43,367,887
Medium and long term		577,331,617
Liabilities, minority and shareholders' equity		1,090,111,027

- During 2001, the Company changed the amortization criteria for the assets acquired in 2001, which were amortized as from the month of its acquisition, when in the past a full year amortization was recorded. This change, resulted in a reduction of the depreciation and amortization expense for the year ended December 31, 2001, amounting to approximately Euro 74,850,000.

- Up to December 31, 2000, the unrealized exchange differences on specific loans and financial instruments, which effectively function as hedges of foreign currency investments, were recorded in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" as indicated on International Accounting Standard ("IAS") No. 21. Since January 1, 2001, the Company has to measure hedge effectiveness according with the criteria established by IAS No. 39, which indicated that the hedges are not effective for accounting purposes. As a result, the exchange losses, net on those loans and financial instruments amounting to approximately Euro 94,240,000 were recorded in the profit and loss statement.

3. Summary of Significant Accounting Policies

The principal accounting policies used in the preparation of the consolidated financial statements are:

a) Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value.

b) Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined principally based on the weighted average cost method. The work-in-process, related with the installment of telecommunications equipment, is stated at production cost, and basically comprises, the acquisition cost of those equipments and personnel costs involved on the installments.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (computed in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets. As explained on Note 2. d), the Company started to amortize the assets acquired in 2001, from the month of its acquisition, when in the past a full year amortization was recorded. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes.

The depreciation rates correspond to the following estimated average useful lives:

	Years
Buildings and other constructions	10 - 50
Basic equipment:	
Submarine cables	15 - 20
Earth stations and equipment	6
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Network installations and equipment	5 - 25
Satellite stations	15
Other basic equipment	3 - 10
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Fixed assets used by PT Comunicações under its Concession Agreement (Note 1.b)), will revert to the Portuguese State, without compensation, upon expiration or termination of the Concession Agreement. Accordingly, these fixed assets, including land, the estimated average useful lives of which are longer than the concession period, are depreciated through the expected end of the concession period.

Fixed assets are used by the Company in the provision of cable television services under authorizations provided by ANACOM (the Portuguese Telecommunications regulator), including the cable television infrastructure. Although these assets are not public domain assets and not subject to the concession, the assets may be subject to reversion or transfer to third parties without compensation. Under the terms of Decree Law 241/97, infrastructures installed on a public domain property will become part of the public authority property when authorizations granted to cable television operators expire or terminate. Infrastructure installed on the property of a telecommunications operator, including Portugal Telecom, will revert to such operator. Also, unless otherwise agreed, infrastructure installed on other property will revert to the property owner. Accordingly, these fixed assets, the estimated useful lives of which are longer than the license period, are depreciated through the expected end of the license period.

A provision is recorded to reduce the carrying amount of basic equipment, which is to be retired before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Spare parts

Spare parts are carried at the lower of cost or market value and classified in maintenance supply inventories. Cost is determined using the average cost.

f) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs, start-up costs, research and development costs and share issuance costs, which are amortized on a straight-line basis over periods ranging from three to six years, from the month of its acquisition (except goodwill and telecommunications licenses).

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized over the remaining period of the concession, in the case of telecommunications operators operating under concession agreements, or over the estimated realization periods, in case of other investments (Note 12).

Telecommunications licenses are amortized during the license period. At December 31, 2001 the only license recorded in the Company's balance sheet is the UMTS license obtained by TMN (Notes 1.b) and 12).

g) Pension benefits

Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to **PT Comunicações** on its incorporation (Notes 1.b) and 34.b)). Therefore the Company has the obligation to grant:

	Benefits
. To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	*Pension*
. To retirees and employees of PT Comunicações coming from TLP and TDP	*Supplemental pension*
. To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	*Not covered*
. To employees hired directly by Portugal Telecom or PT Comunicações	*Not covered*

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

Marconi has a special social security scheme through *Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi* ("Caixa"), an independent entity subject to the Ministry of Solidarity and Social Security, applicable to all the employees hired until February 1, 1998. The employees hired after that date are covered by the Portuguese State Social Security system.

Marconi' s liabilities are covered by three Pension Funds:

- Fundo de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi - Marconi Fund, the objective of which is to cover the pension liability to employees. This pension fund is managed autonomously by a pension fund management company.
- Marconi Fundo de Melhoria, which supplements the Marconi Fund and consists of granting a 15% pension supplement for retirement due to invalidity or old age. Marconi makes an additional contribution of 1.55% of the payroll to cover this obligation.
- Marconi Complementary Fund which covers pension and survivor pension (to surviving spouses) supplements. This fund also provides pension supplements to employees covered by Caixa, provided that they previously contributed to Caixa Geral de Aposentações and are not covered by the unified pension regime.

On retirement the companies pay a lump sum gratuity of a fixed amount which depends on the length of service completed, this benefits applies to all employees from Marconi and PT Comunicações who are covered by the pension benefits mentioned above.

Lusomundo, through its subsidiaries Diário de Notícias, S.A. ("Diário de Notícias") and Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias") has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to November 16, 1994 by Jornal de Notícias.

PT - Sistemas de Informação, S.A. ("PT Sistemas de Informação") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações or Marconi and were covered by pension plans of those companies.

The amount of the Company's liability with respect to pensions and pension supplements of PT Comunicações, Marconi, Lusomundo and PT Sistemas de Informação is estimated based on actuarial valuations prepared annually by an independent actuary and is recorded based on the criteria established by Accounting Directive No. 19.

Up to December 31, 1999, **Telesp Celular** was jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular implemented on October 31, 2000 a defined contribution plan ("TCP PREV") managed by SISTEL, covering 99% of the employees of Telesp Celular which will operate through contributions from both the employees and Telesp Celular. The contributions of Telesp Celular for this plan are equivalent to the contributions of the employees, which correspond to 1% to 8% of the salary based on the percentage chosen by the employee. The costs related with this contributions plan are recorded by Telesp Celular on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular proposed the migration to its new defined contribution plan (TCP PREV) which was accepted by the majority of its employees, except for 1% of the employees which at December 31, 2001 had not yet accepted the migration. In relation to these employees, as a result of the split in the SISTEL pension fund described above, Telesp Celular established a defined benefit plan ("PBS Telesp Celular").
Telesp Celular contributes with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by Telesp Celular are 12% of the employees salaries.

The individuals employed by the **Company's remaining subsidiaries** are included in the social security system of each respective country and are not covered by the benefits mentioned above.

h) Other employee benefits

In accordance with the terms of Article 8 of Decree-Law 122/94, relating to the harmonization of medical benefits applicable to all employees of **PT Comunicações**, a medical plan was designed, applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom - Associação de Cuidados de Saúde ("PT-ACS").
The plan referred to above became effective on January 1, 1996. As from that date the health services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund the Health Plan:

- The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) - 0.25% of salaries in the first year, gradually increasing to 1.5%;
- Serviço Nacional de Saúde ("SNS") with Euro 162.55 per beneficiary of the plan; and
- Portugal Telecom with the balance required to fully cover the costs.

The retired and active employees of **Marconi** and eligible relatives are also entitled to medical benefits, which up to June 30, 1997 were provided through Marconi's social security system. Since July 1, 1997 these medical benefits are also provided through PT-ACS.

Certain of **PT Sistemas de Informação** who were transferred from PT Comunicações or Marconi are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the post-retirement pension liabilities and costs referred to above. The Group records specific provisions to cover these liabilities in accordance with the criteria established by Accounting Directive No. 19.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the balance sheet in the caption "Accrued post retirement liability" and in the statements of profit and loss in the caption "Post retirement benefits".

The contribution from SNS and contributions of the employees of Portugal Telecom, Marconi and PT Sistemas de Informação are recorded as reductions in the cost for the year to which they relate.

The employees of **Telesp Celular**, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through *"Fundo de Assistência Médica Sistel"* ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

i) Pre-retirements, early retirements and suspended contracts

PT Comunicações and Marconi record liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement program (Notes 30.1 and 30.2) at the time that PT Comunicações or Marconi grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

j) Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

k) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

l) Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets. The amortization of these grants is recorded as an offset to depreciation and amortization expense.

m) Own work capitalized (Self - constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in total expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

n) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

o) Statements of cash flows

The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include borrowings and repayments of debt and payments of dividends to shareholders.

p) Provision for income taxes

The Group adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% of more owned subsidiaries). The remaining group companies not covered by the tax consolidation regime are taxed individually based on their respective taxable income, at the applicable tax rates.

As indicated in Note 2.d) the Company adopted in 2001 Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, in the computation of the income tax provision as of December 31, 2001, the Company recognized deferred tax assets and liabilities (Note 29), for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Valuation allowances are provided when it is not more likely that deferred tax assets will be realized.

The income taxes arising from cumulative foreign currency translation adjustments related to foreign currency loans which effectively function as hedging of foreign currency investments (Note 3.t)) are recorded in equity under the caption "Cumulative foreign currency translation adjustments", as indicated in IAS No. 12 (Revised).

q) Financial instruments and risk management

Financial instruments include, basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies. Expenses incurred with forwards and exchange rate options obtained in order to hedge assets denominated in foreign currency are recognized over their related period (Note 31). Foreign currency exchange gains or losses on the swap agreements are offset against foreign exchange gains or losses on the related borrowings and are recorded based on current spot rates. With respect to interest rate swap agreements, the Company records interest expense using the interest rates provided in the swap agreement.

r) Revenue and expense recognition

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months' traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

The revenues derived from mobile telephony services, can be summarised as follows:

Source of revenue	Caption	Increases/(Decreases)
Fee for use of wireless network	Services rendered	On the month the service is provided
Interconnection fees	Services rendered	On the month the service is provided
Roaming	Services rendered	On the month the service is provided
Pre-paid phone cards	Services rendered	At the time the pre-paid phone card is purchased or recharged
Sale of merchandise and products	Sales	At the moment of sale

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines, are recognized in the period in which the advertising are inserted.

Revenues derived from the sale of newspapers and magazines, are recognised at the moment of the sale, except for the subscription fees, which are deferred over the subscription period.

s) International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunication service, PT Comunicações recognises the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

t) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euro at the rate of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for the following:

(i) Unrealized exchange gains on the long term portion of loans denominated in foreign currencies of countries outside the Euro area are deferred, because they can be reversed.

(ii) Unrealized exchange differences on specific loans and other financial instruments, which effectively function as hedges of foreign currency investments, are recorded in shareholders' equity under the caption "Cumulative foreign currency translation adjustments", as indicated in IAS No. 21, if these financial instruments comply with the effectiveness criteria established in IAS No. 39 for purposes of hedge accounting. If this effectiveness criteria is not met, the referred unrealized exchange differences are recorded in the statement of profit and loss.

(iii) Unrealized exchange differences on long term intra-group balances, representing an extension of the related investments, are recorded in shareholders' equity in the specific caption indicated in (ii) above.

The financial statements of subsidiaries operating in other countries are translated to Euro, using the following exchange rates:

- Assets and liabilities: exchange rates prevailing at the balance sheet date;
- Profit and loss statement: period average exchange rates;
- Share capital, reserves and retained earnings: historical exchange rates; and
- Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

When financial investments in subsidiaries are sold, the Company transfers the related cumulative foreign currency translation adjustments to the profit and loss statement, as indicated in IAS No. 21.

u) Incentive plans

The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom (Note 32) are accounted for considering the time elapsed to the maturity date of the effective right to exercise the option granted.

The related cost is provided for annually under the caption wages and salaries, and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and market price of Portugal Telecom's common stock on the date the shares were granted. This cost also includes the cost of any hedging operations. The total amount of the expense is recorded ratably over the vesting period of the options, which corresponds to the period of the plan.

v) Issuance of additional common stock by subsidiaries

Gains and losses resulting from the issuance of additional common stock by subsidiaries in which the Company's ownership percentage is diluted are recorded in the statement of profit and loss.

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in euros ("Euro"). The translation of the Euro amounts to United States Dollars ("US$") is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001, which was Euro 1, to US$ 0,8901. The convenience translations should not be construed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short-Term Investments

This caption consists of:

	2001	2000
Short-term treasury appllications:		
Denominated in local currency (a)	763,938,017	108,547,318
Other currencies	10,088,684	3,383,647
	774,026,701	111,930,965

(a) As of December 31, 2001, this caption comprises essentially applications made by Portugal Telecom on fixed rate short-term securities, with a maturity of less than six months.

6. Trade Receivables

This caption consists of:

	2001	2000
Third parties:		
Accounts receivable from customers	891,515,619	818,626,393
Doubtful accounts receivable	307,891,293	245,149,980
Notes receivable	881,938	-
Unbilled revenues	233,635,191	277,195,665
	1,433,924,041	1,340,972,038
Less: Provision for doubtful accounts receivable (Note 28)	(328,769,039)	(308,304,163)
	1,105,155,002	1,032,667,875

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2001 and 2000, there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable covers the estimated losses relating to those balances.

7. Other Receivables and Other Non-Current Assets

	2001	2000
OTHER RECEIVABLES:		
Third parties:		
Accounts receivable from public entities in Portugal:		
Value added tax	33,588,093	16,810,106
Income tax receivable (1)	15,357,660	68,908
Other tax receivable	199,288	331,506
	49,145,041	17,210,520
Other receivables:		
Sale of shares in Telefónia (2)	98,522,562	-
Accounts receivable from foreign public entities (3)	73,666,090	43,883,834
Interest to be received	36,212,138	1,217,464
Advances to suppliers	30,583,667	58,865,526
Fee charged in a cross border lease transaction (Note 11) (2)	19,589,000	-
Other billing	7,410,078	4,008,832
Contribution from SNS (Note 3.h))	9,514,350	14,457,377
Funds from European Union	9,327,790	26,482,464
PT/CGA	-	34,307,319
TISA	-	60,447,681
Other	53,242,205	57,081,904
	338,067,880	300,752,401
Less: Provision for doubtful accounts receivable (Note 28)	(14,814,024)	(19,292,233)
	323,253,856	281,460,168
Total third party receivables	372,398,897	298,670,688
Affiliated companies:		
Previsão - Sociedade Gestora de Fundos de Pensões, S.A.	8,792,923	-
BUS Serviços de Telecomunicações, S.A.	5,776,215	-
Other	4,628,208	7,279,057
	19,197,346	7,279,057
Total receivabes from affiliates	19,197,346	7,279,057
OTHER NON-CURRENT ASSETS:		
Third parties:		
Financial instruments (4)	156,757,987	-
Discounts given to retired Portuguese citizens, net of concession rent (Note 34.d)) (5)	60,380,376	45,066,085
Interest paid in advance	17,566,488	-
Client retention plans (6)	14,396,415	-
Maintenance and repairs	5,008,894	4,400,156
Other (7)	65,642,367	18,974,147
	319,752,527	68,440,388

(1) As of December 31, 2001 this caption relates to an excess paymant of income tax made in previous years by Portugal Telecom, which has already requested a refund from the Portuguese tax authorities.

(2) The receivables generated by these transactions were collected during January 2002.

(3) This caption includes Euro 39,806,390 and Euro 28,337,790 related with taxes to be recovered by Telesp Celular, related with investments made during the period, and by Telesp Celular Participações, related with financials instruments and short-term applications, respectively.

(4) This amount relates basically with unrealized foreign currency exchange gains with financial instruments in Brazil.

(5) In accordance with the applicable legislation, the Company is obliged to grant a discount on the telephone tariffs charged to certain eligible retired Portuguese citizens. This discount is to be offset against the rent payable to the Portuguese State, under the Portugal Telecom Concession Agreement.

(6) This caption includes commission bonus and other similar expenses relating to TMN's client retention plans.

(7) As of December 31 2001, this caption includes an amount of Euro 40,819,654 related with an account receivable from RTP - Rádio Televisão Portuguesa, S.A. (a Portuguese broadcaster fully owned by the Portuguese government), which will be received according a schedule of payments agreed between both parties terminating in 2005.

8. Inventories

This caption consists of:

	2001	2000
Merchandise	110,355,526	84,069,695
Raw materials and consumables	29,999,675	22,275,345
Work-in-process	7,551,878	2,444,794
Advances for purchases	78,257	18,064
	147,985,336	108,807,898
Less: Provision for obsolete inventories (Note 28)	(15,984,208)	(2,217,421)
	132,001,128	106,590,477

9. Prepaid Expenses and Other Current Assets

This caption consists of:

	2001	2000
Telephone directories	55,448,540	53,790,181
Client retention plans (1)	32,582,049	24,195,020
Rents	5,702,344	10,297,952
Interest expenses paid in advance (2)	5,250,700	19,699,239
Fistel taxes (3)	10,136,781	-
Personnel	1,738,461	2,172,435
Other prepaid expenses	7,479,221	5,016,551
	118,338,096	115,171,378

(1) This caption includes commissions bonus and other similar expenses relating to TMN's client retention plans.

(2) As of December 31, 2001, this amount corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

(3) From January 1, 2001, Telesp Celular started to difer the Fistel taxes related with the activation of new clients, over the estimated period the clients will be connected to the network.

10. Investments

This caption consists of:

	2001	2000
Loans granted to associated companies (b)	1,005,583,228	12,019,663
Investments in associated companies (a)	363,281,161	656,494,734
Loans granted to other companies (1)	3,292,066	3,292,066
Investments in other companies:		
UOL (Exhibit 1.c)) (2)	258,316,933	-
Telefónica, S.A.	54,244,061	199,366,120
Banco Espírito Santo, S.A. (3)	47,600,000	47,600,000
I-CO Global Communications, Ltd. (1)	19,847,611	19,847,611
Intelsat	13,127,252	-
New Skies Satellites N.V.	4,674,500	4,674,500
Entelsat	4,439,710	-
Spy Glass Entertainment LP	3,016,754	-
INESC - Instituto de Engenharia de Sistemas e Computadores (1)	2,992,787	2,992,787
Inmarsat - Holding, Ltd.	1,640,663	1,640,663
Tagusparque - Sociedade de Promoção e Desenvolvimento do Parque de Ciência e Tecnologia da Área de Lisboa, S.A.	1,296,875	1,296,875
Vortal - Comércio Electrónico Consultoria e Multimédia, S.A.	687,517	-
HARII - Sociedade para o Desenvolvimento de Timor Lorosae, SGPS, S.A.	498,798	498,798
Other	1,898,793	1,728,330
Real estate investments	31,220,130	27,189,779
Advances for investments (c)	224,243,069	353,988,335
Other long-term investments	919,189	2,451,588
	2,042,821,097	1,335,081,849
Less: Amortization of real estate investments	(12,449,484)	(9,830,267)
Less: Provision for investments (Note 28)	(30,104,232)	(29,989,496)
	2,000,267,381	1,295,262,086

(1) These investments have been fully provided for.

(2) On May 18, 2001, PT Multimédia.com, through its subsidiaries PT Multimédia.com Brasil and Kabwe Comercial, Ltda. ("Kabwe"), exchanged its 100% investment in Zip.net, S.A. ("Zip.net") for 17.937% investment in UOL, the largest portal in Latin America. This operation was treated as a non-monetary transaction, and accordingly it was recorded at fair value of the assets exchanged, based on valuations made by independent entities, resulting in an extraordinary gain of Euro 43,696,905 (Note 27). As of December 31, 2001, the principal financial information of UOL, extracted from its financial statements as of that date, are as follows:

Total assets	287,198,576
Shareholders' equity	93,721,036
Total revenues	177,926,839
Net loss for the year	116,245,437

The Company, supported on valuations from independent entities, believes that the fair value of the investment in UOL and the fair value of the convertible bonds issued by UOL and subscribed by PT Multimédia.com, are not lower than the corresponding carrying values at December 31, 2001.

(3) This investment resulted from a strategic agreement setteled on April 5, 2000 with this entity. According with this strategic agreement this entity also hold an important position in the share capital of Portugal Telecom (1.4% on December 31, 2001).

(a) Investments in associated companies, accounted for by the equity method except for certain situations specifically identified, consist of:

	2001	2000
TBS Celular Participações, S.A.	72,078,958	81,729,110
BUS Holding, S.A. ("BUS Holding")	71,780,315	-
Medi Telecom, S.A. ("Medi Telecom")	66,859,849	120,538,854
CTM - Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	48,968,119	44,643,912
BUS Serviços de Telecomunicações, S.A. ("BUS Telecomunicações")	13,621,442	-
Warner Lusomundo Sogecable Cines de España, S.A. (1)	10,051,101	-
Banco Best, S.A.	9,876,863	-
Weblab, SGPS, S.A. ("Web-Lab") (2)	8,191,047	-
Banco1.net, S.A. ("Banco1.net") (Exhibit II.e))	7,394,056	-
Celular CRT Participações, S.A.	5,991,186	5,695,707
Idealyse, S.A. ("Idealyse")	5,618,895	5,727,373
Páginas Amarelas, S.A.	5,366,629	-
Tradecom Internacional, N.V.	5,091,157	-
Lisboa TV - Informação e Multimédia, S.A.	4,827,431	692,155
Guiné Telecom - Companhia de Telecomunicações da Guiné Bissau, S.A.R.L. ("Guiné Telecom") (Exhibit I.2) (3)	3,716,555	3,716,555
Lusa - Agência de Notícias de Portugal, S.A. ("Lusa")	2,902,181	-
SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria a Empresa, S.A.	2,930,995	-
Sportinvest Multimédia, SGPS, S.A. ("Sportinveste") (Exhibit II)	2,499,998	-
Naveprinter, S.A. (1)	2,423,359	-
Hungaro Digitel KFT (HDT)	2,052,416	1,931,053
Unitel, S.A.	1,846,286	37,810,083
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	1,421,141	510,357
Portugal Telecom Brasil, Ltda. ("PT Inovação Brasil")	747,297	-
Porto TV - Informação e Multimédia, S.A.	715,270	385,659
TV Cabo Macau, S.A.R.L. ("TV Cabo Macau")	706,373	984,586
Teledata de Moçambique, Lda. ("Teledata")	596,960	676,665
Empresa Diário de Notícias do Funchal, Lda (1)	586,344	-
Wisdown Television - Serviços e Produtos de Televisão, Lda. ("WT Vision")	533,677	-
Regiforum - Empreendimentos Comerciais e Culturais, Lda. ("Regiforum") (Exhibit I.2)	518,483	458,167
Marconi Luxembourg Telecommunications, SARL ("Marconi Luxemmbourg") (Exhibit I.2)	350,000	350,000
Tele Larm Portugal - Transmissão de Sinais, S.A.	327,821	307,530
Asle, SGPS, S.A. ("Asle") (Exhibit II.a))	-	179,618,060
Lusomundo, SGPS, S.A. ("Lusomundo") (Exhibit II.a))	-	151,700,365
Telesp Celular Internacional, Ltd. ("TC Internacional") (Exhibit I.2))	-	7,679,801
Zipsports, S.A. ("Zipsports") (Exhibit I.2)	-	6,088,352
Other	2,688,957	5,250,390
	363,281,161	656,494,734

(1) These investments are investments in associated companies of Lusomundo.

(2) This investment is recorded at cost and the estimated goodwill, according with the latest available audited financial statements (May 31, 2001) amounts to Euro 430,000.

(3) This investment has been fully provided for.

(b) Loans granted to associated companies consist of:

	2001	2000
Global Telecom (1)	810,000,000	-
UOL (Exhibit II e))	113,468,740	-
Idealyse	45,471,016	-
Sportinveste	19,381,155	-
Sport TV Portugal, S.A. ("Sport TV")	9,975,958	9,975,958
Web-Lab	4,886,562	-
Marconi Suisse	1,469,105	-
Marconi France	750,000	1,067,143
Radiomóvel - Telecomunicações, S.A. ("Radiomóvel")	-	849,867
Other	180,692	126,695
	1,005,583,228	12,019,663

(1) During 2001 the Company subscribed, through Portugal Telecom Internacional Finance B.V. ("PTI Finance BV"), two Floating Rate Notes issued by Global Telecom, totaling Euro 710,000,000 and Euro 100,000,000, respectively, both with a maturity date in 2004. These loans bear interest at a rate corresponding to the six and three months Euribor with spreads of 2.75% and 3.5%, respectively. For both issues, PTI Finance BV has a put option at the end of its interest period.

The loans granted to associated companies are basically to finance its operations and to develop new businesses. The loan granted to UOL refers to the convertible bonds subscribed by PT Multimédia.com referred to above.

(c) Advances for investments consist of:

	2001	2000
Global Telecom (1) (Note 12)	134,910,460	-
Medi Telecom (2)	88,384,461	-
BUS Holding (Exibit II)	-	286,988,153
Other	948,148	67,000,182
	224,243,069	353,988,335

(1) Advance of 276 million Brazilian Reais, for a future capital increase in the holding companies which directly control Global Telecom.

(2) This amount relates to advances for future capital increases.

11. Fixed Assets

This caption consists of:

December 31, 2001

	Cost or restated values	Accumulated Depreciation	Net book value
Land	123,025,450	14,995,847	108,029,603
Buildings and other constructions	884,859,156	431,355,271	453,503,885
Submarine cables	224,479,353	81,271,322	143,208,031
Switching equipment	2,214,401,500	1,483,204,323	731,197,177
Telephones, switchboards and other	988,080,747	609,729,807	378,350,940
Network installations and equipment	5,543,774,701	2,926,976,549	2,616,798,152
Satellite stations	62,954,139	60,236,115	2,718,024
Other basic equipment	795,542,372	494,367,863	301,174,509
Transportation equipment	55,590,621	36,101,658	19,488,963
Tools and dies	32,971,338	18,222,828	14,748,510
Administrative equipment	712,092,577	476,277,000	235,815,577
Other tangible fixed assets	60,655,330	44,974,986	15,680,344
Construction in progress	467,309,854	-	467,309,854
Advances to suppliers of fixed assets	3,254,878	-	3,254,878
	12,168,992,016	6,677,713,569	5,491,278,447

December 31, 2000

	Cost or restated values	Accumulated Depreciation	Net book value
Land	105,712,414	13,068,392	92,644,022
Buildings and other constructions	765,374,156	339,782,926	425,591,230
Submarine cables	217,620,352	68,306,637	149,313,715
Earth stations and equipment	1,477,759,016	597,272,152	880,486,864
Switching equipment	2,128,078,264	1,351,059,280	777,018,984
Telephones, switchboards and other	922,803,755	593,849,102	328,954,653
Network installations and equipment	3,737,838,477	2,120,165,916	1,617,672,561
Satellite stations	89,076,989	77,734,479	11,342,510
Other basic equipment	711,106,614	462,773,264	248,333,350
Transportation equipment	40,067,709	30,464,799	9,602,910
Tools and dies	31,140,975	16,215,526	14,925,449
Administrative equipment	615,815,196	401,168,704	214,646,492
Other tangible fixed assets	48,493,609	41,129,298	7,364,311
Construction in progress	663,818,132	-	663,818,132
Advances to suppliers of fixed assets	4,438,810	-	4,438,810
	11,559,144,468	6,112,990,475	5,446,153,993

Fixed assets, net by geographic area are as follows:

	2001	2000
Domestic market	3,698,944,180	3,494,707,658
International market:		
Brazil	1,696,975,021	1,855,318,668
Other	95,359,246	96,127,667
	5,491,278,447	5,446,153,993

Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations during the years ended December 31, 2001, 2000 and 1999, amounted to Euro 883,558,476, Euro 969,499,217 and Euro 617,827,398, respectively.

As referred to in Note 3.d), fixed assets have been restated in previous years, in accordance with the applicable Portuguese legislation. As of December 31, 2001 and 2000 the impact of these restatements, net of accumulated depreciation, amounts to approximately Euro 249,453,215 and Euro 282,754,335 respectively.

As a result of technological enhancements and urban improvements, the Company retired fixed assets during the years ended December 31, 2001, 2000 and 1999. The losses recorded as a result of those retirements amounted to Euro 8,042,452, Euro 5,453,262 and Euro 9,858,011, respectively.

In December 2001, TMN made a transaction with american investors, acting through two trusts, whereby certain equipments from its GSM network, with a net book value of Euro 174,475,787, were sold, with reservation of title, by a global amount of Euro 233,270,276. Simultaneously, each trust made a leasing contract of the equipments acquired with a special purpose entity in the Netherlands (Dutch BV), for a period of 16 years. Each Dutch BV has two put option agreements to purchase the equipments, the first one at the end of the 12th year of the transaction and the second at the end of the leasing period. Additionally, each Dutch BV made a conditional sale agreement to sell the equipment to TMN by an amount equivalent to the value of the sale TMN made to the trusts.

This transaction corresponds to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipments was not recorded and the equipments continue to be recorded in the Company's balance sheet by an amount of Euro 174,475,787.

As requirement for the completion of this operation, TMN represented the period of the lease it will replace all malfunctioning or absolete equipments, as well as equipments to be sold to third parties, for new equipments with a similar value. Additionally, Portugal Telecom and TMN made a put option with each trust whereby the trusts have the right to oblige Portugal Telecom or TMN to acquire the position of each Dutch BV in the lease contracts mentioned above. Portugal Telecom and TMN received each a premium of Euro 465,080 for writing these put options, which one recorded as a deferred revenue up to the maturity of the options or, in the case the options are exercised by each Dutch BV, up to that date.

TMN charged the trusts a Fee of Euro 16,345,526 to enter into this transaction which was recorded as a non-operating revenue, and incurred in certain non-operating expenses amounting to Euro 1,642,428.

12. Intangible Assets

This caption consists of:

December 31, 2001

	Cost	Accumulated Amortization	Net book value
Goodwill	5,072,071,666	466,700,312	4,605,371,354
Industrial property and other rights	233,510,200	95,478,470	138,031,730
Intangible assets in progress (1)	138,004,013	-	138,004,013
Incorporation expenses	92,456,693	65,508,529	26,948,164
Research and development costs	52,639,566	35,308,443	17,331,123
Advances to suppliers of intangible assets	1,524,401	-	1,524,401
Other	12,464,863	5,247,588	7,217,275
	5,602,671,402	668,243,342	4,934,428,060

December 31, 2000

	Cost	Accumulated Amortization	Net book value
Goodwill	3,799,240,518	178,841,552	3,620,398,966
Industrial property and other rights	146,701,097	60,037,514	86,663,583
Intangible assets in progress (1)	104,710,112	-	104,710,112
Incorporation expenses	70,162,865	35,274,140	34,888,725
Research and development costs	39,700,409	22,893,845	16,806,564
Advances to suppliers of intangible assets	3,130,979	-	3,130,979
Other	14,335,448	2,155,902	12,179,546
	4,177,981,428	299,202,953	3,878,778,475

Intangible assets, net by geographic area are as follows:

	2001	2000
Domestic market	2,838,048,132	1,906,420,110
International market:		
Brazil	2,092,467,273	1,967,933,021
Other	3,912,655	4,425,344
	4,934,428,060	3,878,778,475

(1) This caption includes an amount of Euro 99,759,579 related with a UMTS license obtained by the Company (Note 1), which will be amortized through the expected end of the license period (December 19, 2015), starting on the date that this mobile telecommunications system becomes operational. The Company believes that there are no impairment issues regarding this intangible asset, based on the estimated prospects for the UMTS system considered in the business plans of TMN.

Intangible assets in domestic market, include an amount of Euro 1,623,041,478, related with goodwill generated in acquisition of foreign investments.

Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2001, 2000 and 1999, amounted to Euro 72,650,317, Euro 51,976,740 and Euro 18,879,050, respectively.

Goodwill results from the acquisition of the following investments:

	2001	2000
Telesp Celular:		
Telesp Celular Participações	3,042,277,145	3,254,870,213
Portelcom Participações	150,832,657	150,832,657
Intertelecom, Ltda. ("Intertelecom")	112,745,322	112,745,322
	3,305,855,124	3,518,448,192
Lusomundo and its subsidiaries (Exhibit II a)):		
Lusomundo (Exhibit II a))	587,719,856	-
Jornal de Notícias	26,820,995	-
Diário de Notícias	5,687,403	-
Rádio Notícias, Produção e Publicidade, S.A.	4,583,297	-
Pressmundo - Editora de Publicação, S.A.	1,566,719	-
Others	1,940,568	-
	628,318,838	-
Others investments:		
Global Telecom (Exhibit II a)) (1)	286,135,162	-
BUS Telecomunicações (Exhibit II a))	183,651,812	
PT Multimédia.com (Exhibit II e))	174,180,559	-
PT Multimédia (Exhibit II a))	165,296,632	-
Marconi	133,542,589	133,542,589
Banco1. Net (Exhibit II e))	46,246,975	-
Ceterp Celular, S.A. ("Ceterp Celular")	41,176,918	46,429,111
Unitel	39,327,032	-
Investnews, S.A.	29,166,074	32,886,259
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	10,226,699	10,226,699
PT Sistemas de Informação	8,046,455	-
Megamédia	7,461,521	6,011,412
Idealyse	6,318,051	-
Infordesporto - Informática e Desporto, S.A.	3,768,320	3,768,320
Zip.net (Exhibit II e))	-	46,602,568
Others	3,352,905	1,324,368
	1,137,897,704	280,791,326
	5,072,071,666	3,799,239,518

(1) As of December 31, 2001, the Company made an analysis of the impairment of its investment in Global Telecom and concluded that the enterprise value of Global Telecom (based on discounted cash flows) is equivalent to the net debt as of that date. Consequently, the Company estimated that the equity value of Global Telecom is nil. As a result, Telesp Celular Participações made a write-off of the goodwill of Global Telecom amounting to 279 million Brazilian Reais to reduce to nil the carrying value of this investment, as follows (Euro 132,634,903 as of December 31, 2001):

Goodwill, net of accumulated amortization	149 911 398
Advances for future capital increases (Note 10)	134 910 460
Provision for losses in affiliated companies (Note 18)	(284 821 858)
	-

Goodwill is amortized as follows (Note 3.f)):

Company	Amortization	Period
Telesp Celular Participações, Portelcom Participações and Intertelecom	Progressive based on the number of expected clients of Telesp Celular.	Period remaining to the end of the concession (until 2022) from the date of the various acquisitions.
Lusomundo	Straight line basis.	Period expected to recover the investment (20 years).
BUS Telecomunicações	Straight line basis.	Period expected to recover the investment (10 years).
PT Multimédia.com Banco1.net Investnews	Straight line basis. Straight line basis. Straight line basis.	Period expected to recover the investment (6 years).
PT Multimédia	Straight line basis.	Period expected to recover the investment (20 years).
Marconi	Straight line basis.	Period expected to recover the investment (20 years).
Ceterp Celular	Straight line basis.	Period of 10 years.
Unitel	Straight line basis.	Period of the concession (9 years from the date of acquisition of the investment).
Cabo Verde Telecom	Straight line basis.	Period of the concession (19 years from the date of acquisition of the investment).
Others	Straight line basis.	Period expected to recover the investment.

Amortization of goodwill in the years ended December 31, 2001, 2000 and 1999 amounted to Euro 154,551,382, Euro 99,618,541 and Euro 32,893,038, respectively (Note 25).

The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value, except for the financial investment in Telesp Celular Participações, whose recoverability depends on ongoing transactions to be concluded in June 2002, as further described below.

As described in Note 1, Portugal Telecom and Telefónica made a strategic partnership agreement to create a joint-venture in Brasil to include all mobile assets of the two partners in Brasil. Within the scope of this transactions, a valuation exercise of those investments is being conducted, including the financial investment in Telesp Celular Participações, which has a carrying value at December 31, 2001 of approximately Euro 3,667,000,000 (including goodwill, net of accumulated amortization, of approximately Euro 3,114,000,000). Additionally, Telesp Celular Participações has a commitment to acquire the remaining equity interest in Global Telecom, which may have implications both on the carrying value and fair value of the financial investment in Telesp Celular Participações. As of this date, and simultaneously with the ongoing process of creation of the joint-venture, Telesp Celular Participações is conducting a capital increase, to be concluded during the first half of 2002, which will allow Portugal Telecom to reduce the carrying value per share of its financial investment in Telesp Celular Participações. Furthermore, since the actual size of the capital increase, the number and class (preferred or common) of shares to be issued, as well as the percentage which Portugal Telecom will subscribe are not determined, it is not possible at this time to state any conclusions relative to the ability of Portugal Telecom to recover the goodwill related to its financial investment in Telesp Celular Participações.

13. LOANS

This caption consists of:

	December 31, 2001		December 31, 2000	
	Short - term	Long - term	Short - term	Long - term
Exchangeable bonds (a)	-	1,059,035,000	-	509,415,000
Bonds (b)	197,024,625	2,724,699,474	49,879,790	1,124,699,474
Bank loans (c)				
External market loans	258,254,668	1,375,108,663	921,578,170	1,125,571,020
Domestic market loans	35,398,099	36,015,096	106,194,973	42,696,114
Overdrafts	66,422,727	-	16,713,580	-
Other loans				
Commercial paper (d)	712,526,475	39,987,979	258,124,588	-
Domestic market loans	739,239	195,023	-	103,827
External market loans (e)	48,924,840	193,256,522	36,530,283	12,723,201
	1,319,290,673	5,428,297,757	1,389,021,384	2,815,208,636

As of December 31, 2001, the medium and long-term portion of the loans is repayable as follows:

2003	142,117,675
2004	1,191,007,822
2005	806,092,621
2006	1,640,606,770
2007 and following years	1,648,472,869
	5,428,297,757

(a) Exchangeable bonds

On June 7, 1999, PTI Finance BV issued exchangeable bonds totalling Euro 509,435,000, convertible into Portugal Telecom shares, as follows:

- Number of exchangeable bonds: 101,887;
- Exchange price: Euro 53.625 per share (Euro 10.725 after the stock split);
- Nominal value: Euro 5,000;
- Maturity: June 7, 2004; and
- Fixed interest rate: 1.5% per annum, paid quarterly and at the end of each period.

On April 24, 2001, a portion of these bonds amounting to Euro 380,000 was converted into shares of Portugal Telecom. On December, 31, 2001 this loan amounts to Euro 509,035,000.

On December 6, 2001, PTI Finance BV issued exchangeable bonds totalling Euro 550,000,000, convertible to Portugal Telecom shares, as follows:

- Number of exchangeable bonds: 110,000;
- Exchange price: Euro 12.3986 per share;
- Nominal value: Euro 5,000;
- Maturity: December 6, 2005; and
- Fixed interest rate: 2% per annum, paid annually.

On December 31, 2001 this loan amounts Euro 550,000,000.

(b) Bonds

The main conditions of the outstanding bonds, denominated in Portuguese Escudos, are summarized in the following table:

	PT/97 (2nd issue)
Amount	124,699,474
Annual interest rate:	
December 31, 1997	5.1875% (1)
December 31, 1998	4.1563% (1)
December 31, 1999	3.7734% (1)
December 31, 2000	5.4762% (1)
December 31, 2001	3.4750% (1)
Interest payment dates	May 17 and November 17
Repayment dates	November 17, 2004
Other conditions	These bonds can be totally or partially repaid in advance on November 17, 2002 and 2003.

(1) The conditions of this bond loan were modified at a Bondholders' Meeting held on April 30, 1999 and so the interest rate in effect as from the 4th coupon, inclusive, is indexed to the "Euribor 365" 6 months rate plus 0.25%. Consequently, the annual rate of interest for the 9th coupon, which falls due on May 17, 2002, is 3.4750%. In addition, on November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:

- The nominal value is one cent;
- The total amount of the issue is Euro 124,699,474; and
- The number of bonds redenominated is 12,469,947,426.

On April 7, 1999, the Company issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years and in previous years were swapped to U.S. Dollars.

On February 21, 2001, the Company issued notes totalling Euro 1,000,000,000, under a second Global Medium Term Note program, with an annual fixed interest rate of 5.75%. These notes mature in five years.

On October 24 and 25, 2001, the Company issued two private placement bonds (zero coupon), totaling Euro 197,024,625, at a floating interest rate corresponding to the 6 and 12 months Euribor plus a 0.30% and 0.32% spread. These bonds mature is one year.

On November 16, 2001, the Company issued notes totalling Euro 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the 3 months Euribor plus a 0.75% spread. These notes mature in three years and three months.

(c) Bank loans

As of December 31, 2001 and 2000 bank loans are denominated in the following currencies:

	2001		2000	
	In the currency of the loan	Euro	In the currency of the loan	Euro
Euro	1,576,715,999	1,576,715,999	1,573,055,359	1,573,055,359
U. S. Dollars	112,466,616	127,614,451	563,659,057	605,758,751
Brazilian Reais	78,032,868	38,131,728	1,758,729	969,046
Japanese Yens	17,570,756	152,352	18,334,130	171,478
Other		28,584,723		32,799,223
		1,771,199,253		2,212,753,857

As of December 31, 2001 and 2000 the guarantees given by third parties on behalf of the Company related with these loans were as follows:

	2001	2000
- European Investment Bank loans backed by guarantees from Portuguese banks	310,549,327	280,869,815
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	13,501,709	14,959,916

On June 18, 2001, the Group obtained a Multicurrency Revolving Credit Facility ("Facility"), amounting to Euro 560,000,000, with maturity of 3 years. This loan was used to refinance existing debt in Global Telecom. During the year 2001, the Company made withdrawals of funds under the facility totaling Euro 510,000,000. The interest rate on the Facility equals the Euribor rate plus a 0.45% spread.

As of December 31, 2001 and 2000 bank loans bear interest at annual rates that vary between the following interest rates:

	2001	2000
- Minimum	3.10%	3.10%
- Maximum	5.90%	8.09%

(d) Commercial paper

As of December 31, 2001 this caption relates basically to commercial paper programmes issued by the following group companies:

Portugal Telecom (i)	695,526,475
Lusomundo	56,987,979
	752,514,454

(i) Commercial paper programme issued on the last quarter of 2001 and with liquidation during the 1st quarter of 2002. These programme bear interest at annual rates that vary between 3.446% and 3.733%.

(e) Other loans - external market

As of December 31, 2001, other loans comprise basically the loans obtained by Telesp Celular from BNDES (the Brazilian Development Bank) amounting to Euro 210,893,363.

Convenants

As of December 31, 2001, the principal financial convenants , related with the loans, are as follows:

Credit rating

If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to *BBB+/Baa1*, then Portugal Telecom must ensure that, from that date onwards, consolidated total net debt does not exceed 3.25 times the consolidated EBITDA.

Control of subsidiaries

Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

Gearing

Portugal Telecom shall not and shall procure that any subsidiary may make any acquisition or investment or enter into any amalgamation, demerger, merger or reconstruction which would result in the gearing ratio (net debt divided by the sum of net debt and shareholders' equity) exceeding 66 %, for a period of more than three months.

Disposals

There are some restrictions to the disposal of assets (over Euro 850,000,000), without the prior written consent of the financial entities.

Negative pledge

There are some restrictions to grant pledge over material subsidiaries assets, in order to secure any loan or obligation to third parties.

14. Accounts Payable Other - Third Parties

This caption consists of:

	2001	2000
Accounts payable to fixed assets suppliers	413,784,359	523,817,674
Taxes payable in foreign countries (1)	67,947,529	82,811,612
Contributions to PT-ACS (Note 3.h))	16,168,629	11,413,189
Contributions payable to the pension funds (2)	23,761,349	2,303,915
Caixa Geral de Aposentações	6,855,042	6,327,323
Advances from customers	4,669,988	2,130,678
Other	53,456,739	66,374,471
	586,643,635	695,178,862

(1) As of December 31, 2001 this caption includes primarily the taxes payable in Brazil amounting to Euro 51,885,939, related with taxes charged over revenues in Telesp Celular.

(2) This caption includes an amount of Euro 30,628,172 (Note 30.1) related with contributions payable to the pension funds, net of the advances made by PT Comunicações to the pensions funds, amounting Euro 6,866,823.

15. Accrued Expenses

This caption consists of:

	2001	2000
General and administrative expenses	167,800,626	113,316,930
Interest expense	154,667,646	85,935,224
Vacation pay and bonuses	89,150,044	74,629,114
Commissions	18,770,160	16,496,674
Corrections to invoices issued	13,730,800	17,740,805
Interest on unpaid taxes (Note 33.a))	1,123,313	1,123,313
Other	25,880,791	22,983,447
	471,123,380	332,225,507

16. Taxes Payable

This caption consists of:

	2001	2000
Income taxes, net of payments on account	76,601,676	88,314,770
Value added tax	55,694,634	39,583,845
Personnel income tax withholdings	9,175,629	8,423,769
Social Security contributions	9,742,135	7,489,348
City tax	1,792,944	4,245,634
Other	569,368	321,755
	153,576,386	148,379,121

Reconciliation between income taxes payable as of December 31, 2001, 2000 and 1999 the income tax expense for the periods then ended, recorded in the profit and loss statement, is as follows:

	2001	2000	1999
Income taxes payable, net of payments on account	76,601,676	88,314,770	54,815,905
Foreign income tax payable	10,529,218	10,948,090	9,526,152
Payments on account	196,202,817	173,452,238	169,610,989
Adjustments related with prior years	552,027	145,952	(281,088)
	283,885,738	272,861,050	233,671,958
Utilization of income tax accruals	(15,958,434)	(9,467,809)	3,840,584
Income tax-current for the period	267,927,304	263,393,241	237,512,542

Income tax-current for the years ended December 31, 2001, 2000 and 1999, were recorded in the following captions:

	2001	2000	1999
Provision for income taxes (Note 29)	273,914,599	258,626,930	241,908,560
Cumulative foreign currency translation adjustments (Note 3.p))	(6,042,158)	4,766,311	(4,396,018)
Other	54,863	-	-
	267,927,304	263,393,241	237,512,542

17. Deferred Income

This caption consists of:

	2001	2000
Investment subsidies (Note 3.l))	35,177,419	33,428,253
Premiums obtained derivatives (1)	5,837,436	24,134,042
Exchange gains deferred (Note 3.t))	21,316,385	17,779,803
Advance invoices	15,153,469	7,336,764
Telephone directories	9,990,385	-
Other	18,022,540	12,023,872
	105,497,634	94,702,734

(1) This caption relates to the premium obtained by Telesp Celular in the year 2000 on the sale to a financial institution of a put option with an underlying of 300,000,000 U.S. Dollar, which is being deferred over the period of the related contract.

18. Other Non-Current Liabilities

This caption consists of:

	2001	2000
Provisions for other risks and costs (Note 28):		
For taxes (a)	67,153,725	59,821,234
For fixed assets (Note 3.d))	35,768,526	35,930,439
For incentive plans (Note 32)	9,831,678	8,888,527
For legal actions (b)	7,653,111	8,813,333
For other risks and costs (c)	439,536,835	25,765,260
	559,943,875	139,218,793
Other (d)	47,798,056	4,493,927
	607,741,931	143,712,720

(a) The provision for taxes is to cover tax contingencies and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2001 this provision by subsidiary is the following:

Telesp Celular	39,166,523
PT Comunicações (Note 33.a))	18,799,462
Portugal Telecom (Note 33.a))	2,575,565
Other	6,612,175
	67,153,725

The provision recorded by Telesp Celular as of December 31, 2001 includes an amount of Euro 30,433,668, related to indirect taxes in Brazil (ICMS), whose legality under the Brazilian Constitution is being challenged by Telesp Celular.

(b) The provision for legal actions is to cover liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2001 was not yet settled. The amount of the provision is based on information obtained from the Company's legal counsel.

(c) The detail of this caption is as follows:

Provision for losses in affiliated companies (i)	305,957,721
Provision for risks related with financial instruments (Note 25) (ii)	78,162,657
Other provisions	55,416,457
	439,536,835

(i) This provision results from the application of the equity method of accounting and corresponds to the Company's percentage of equity of associated companies with a negative equity position as of December 31, 2001, as follows:

Global Telecom (Note 12)	284,821,858
Sport TV	17,998,218
Other	3,137,645
	305,957,721

(ii) This provision is to cover estimated losses with an equity swap contracted by Portugal Telecom with a financial institution regarding shares of PT Multimédia and corresponds to the difference between the strike price of the contract and the market price of the shares at 2001.

(d) This caption includes an amount of Euro 14,434,893 related with accounts payable to fixed assets suppliers, basically related with leasing contracts made by Lusomundo up to December 31, 2001 and an amount of Euro 10,273,885 related with a contract celebrated by TV Cabo with Hispasat, S.A., for the use of the capacity in satellites. This caption also includes a premium of Euro 9,729,059 obtained by Telesp Celular in the year 2000 on the sale to a financial institution of put option with an underlying of 300,000,000 U.S. Dollar, which is being deferred over the period of the related contract.

19. Minority Interest

This caption consists of:

	2001	2000
Telesp Celular Participações (1)	787,644,053	932,000,943
PT Multimédia (1)	372,164,297	129,709,140
Cabo Verde Telecom	22,679,487	19,599,289
Lusomundo (3)	15,637,256	-
PT Prime (1)	5,046,959	5,648,375
Mascom	4,122,933	3,995,311
PT Multimédia.com (2)	804,803	16,810,662
Others, net	11,854,254	5,320,034
	1,219,954,042	1,113,083,754

The income/(losses) applicable to minority interest in the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Cabo Verde Telecom	5,782,621	4,503,397	3,006,410
Mascom	1,371,400	1,081,567	-
PT Prime (1)	322,216	1,164,786	-
Telesp Celular Participações (1)	(305,011,853)	73,453,874	-
PT Multimédia (1)	(42,615,025)	(97,928,610)	(5,224,936)
PT Multimédia.com (2)	(3,812,751)	(14,711,108)	-
Lusomundo (3)	(734,472)	-	-
Others, net	2,048,110	(9,832,272)	166,253
	(342,649,754)	(42,268,366)	(2,052,273)

(1) The minority interests in these subsidiaries correspond to the participation of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their financial investments.

(2) The minority interests in these subsidiaries correspond to the direct participation of their minority shareholders in their equity and net income.

(3) The minority interests in this subsidiary corresponds to the participation of minority shareholders in fully consolidated Lusomundo's companies.

20. Share Capital and Reserves

At May 29, 2001, the Company's share capital was increased by Euro 24,035,000, through the issue of 24,035,000 new ordinary shares with a nominal value of Euro 1 each. These share were distributed to shareholders on the basis of the application of a 0.02 factor to each share owned. On June 20, 2001, the share capital was again increased through the issuance of 28,500,000 ordinary shares of Euro 1 each, subscribed and paid up by Cinveste, SGPS, S.A. (the previous share--holder of ASLE - Exlibit II a)) at a cost of Euro 9.4 per share with a share premium of Euro 8.4 per share through a contribution in kind of its account receivable from PT Multimédia. As a result of these transactions the capital issued premium reserve increased by Euro 239,400,000.

As of December 31, 2001, Portugal Telecom's fully subscribed and paid share capital amounted to Euro 1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of Euro 1 each, and with the following distribution:

- 1,254,284,500 ordinary shares;
- 500 class A shares.

All of the Class A shares are held by the Portuguese State.

The class A shares have special voting rights as follows:

- Election of one third of the Directors, including the Chairman of the Board of Directors;
- Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom's net income;
- Capital increases and other changes in Portugal Telecom's Articles of Association;
- Issuance of bonds and other securities;
- Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
- Altering the general objectives, the strategy or the policies of Portugal Telecom; and
- Defining investment policies of Portugal Telecom, including authorizing of acquisitions and disposals.

As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government (directly or through entities it controls - Caixa Geral de Depósitos and Parpública - Participações Públicas, SGPS, S.A.) in the Company's share capital as of December 31, 2001 was reduced to 6.5%, including the 500 class A shares indicated above.

On February 5, 2001 the shareholders of Portugal Telecom approved the issue of exchangeable bonds up to Euro 600,000,000, according with market conditions at the time of issuance and approved the corresponding cancellation of the preference rights in the subscription of ordinary shares, which is a pre-condition for an issue of convertible bonds. This issue took place on December 6, 2001 (Note 13).

Capital issued premium

This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law these amounts are equivalent to a legal reserve and can only be used based on the rules applicable to the legal reserve regime.

Legal reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

21. Operating Revenues

This caption consists of:

	2001	2000	1999
PT Comunicações (Note 36.2)	**2,184,649,454**	**1,956,431,177**	**1,938,204,757**
Services rendered	2,014,153,576	1,785,710,938	1,763,221,596
Directories	136,750,269	131,723,000	126,082,965
Sales	33,745,609	38,997,239	48,900,196
PT Prime (Note 36.3)	**215,861,680**	**176,802,511**	**112,398,171**
Services rendered	207,075,061	167,871,023	111,225,856
Sales	8,786,619	8,931,488	1,172,315
TMN (Note 36.4)	**1,171,880,094**	**994,262,502**	**713,217,361**
Services rendered	1,007,903,832	842,359,121	596,099,026
Sales	163,976,262	151,903,381	117,118,335
Telesp Celular Participações (Note 36.6)	**1,401,174,530**	**1,643,819,201**	**159,195,638**
Services rendered	1,178,724,559	1,175,883,554	119,899,866
Sales	222,449,971	467,935,647	39,295,772
PT Multimédia (Note 36.5)	**592,866,172**	**226,671,922**	**158,347,537**
Services rendered	428,187,553	220,207,501	156,756,761
Sales	164,678,619	6,464,421	1,590,776
Other Businesses	**160,142,367**	**148,263,219**	**90,283,503**
Services rendered	140,301,743	137,777,107	85,215,956
Sales	19,840,624	10,486,112	5067,547
Operating Revenues	**5,726,574,297**	**5,146,250,532**	**3,171,646,967**

22. Wages and Salaries

This caption consists of:

	2001	2000	1999
Salaries	551,584,681	472,074,300	429,318,598
Employee benefits	71,478,678	59,124,074	58,138,429
Social charges	26,102,847	35,109,222	24,791,121
Insurance	2,778,987	2,476,893	1,881,158
Other	16,693,047	9,346,954	6,675,830
	668,638,240	578,131,443	520,805,136

23. Costs of Telecommunications

This caption consists of:

	2001	2000	1999
Interconnection charges - fixed/mobile (a)	175,869,099	47,532,148	-
Interconnection charges - mobile/mobile (b)	149,290,806	61,960,301	11,041,879
Use of network	99,354,000	90,785,153	11,213,705
International telecommunications operators	94,491,249	88,342,500	68,428,861
Rental of telecommunications circuits	69,214,517	83,095,015	21,126,425
Roaming	29,834,903	23,705,475	18,049,196
Satellite charges	13,743,880	21,748,765	22,601,316
Other costs of telecommunications services (c)	83,300,694	53,514,257	9,469,596
	715,099,148	470,683,614	161,930,978

(a) As from October 1, 2000, the ownership of fixed to mobile traffic was transferred to the fixed telephone service operators, which now have the right to establish the tariffs for end costumers and book the entire billable amount as revenues, passing only to the mobile operators the termination price. This caption relates to the termination price charged on fixed to mobile traffic with other non-group operators.

(b) The increase is due to the growth of TMN costs with external operators.

(c) There was a change in the accounting of international traffic since the end of 2000. As of December 31, 2001 the values relate to that change amounting to Euro 27,639,553.

24. Other General and Administrative Expenses

This caption consists of:

	2001	2000	1999
Specialized work and subcontracts	546,379,433	403,545,918	174,112,412
Commissions	116,521,560	85,569,625	44,502,698
Rents	102,535,612	84,588,737	43,509,743
Electricity	50,755,195	54,515,280	24,102,048
Communication expenses	48,167,930	41,632,347	21,568,067
Travel and entertainment	20,564,160	15,583,235	11,295,378
Security expenses	9,511,796	9,003,062	6,224,082
Insurance	8,719,285	6,953,274	5,886,611
Fuel and gas	8,269,439	7,068,573	8,519,170
Other general and administrative expenses	85,717,484	138,510,090	47,028,975
	997,141,894	846,970,141	386,749,184

25. Other Financing Expenses

This caption consists of:

	2001	2000	1999
Foreign currency exchange losses (1)	192,974,338	57,820,598	20,279,736
Goodwill amortization (Note 12)	154,551,382	99,618,541	32,893,038
Other financial costs (2)	232,281,178	62,433,125	48,349,566
	579,806,898	219,872,264	101,522,340

(1) This caption, for the year ended December 31, 2001, includes basically the following: (i) exchange losses resulting from swap operations made by Portugal Telecom, amounting approximately to Euro 94,240,000; and (ii) exchange losses resulting from loans obtained by Telesp Celular, amounting approximately to Euro 59,130,000.

(2) This caption, for the year ended December 31, 2001, includes basically financial expenses on financial instruments incurred directly by Telesp Celular and Telesp Celular Participações amounting to Euro 98,294,000, and the cost related with a provision to cover estimated losses with an equity swap amounting to 78,162,657 (Note 18).

26. Other Financing Income

This caption consists of:

	2001	2000	1999
Foreign currency exchange gains (1)	74,121,366	49,187,368	19,927,187
Gains on investments	4,999,581	6,642,401	3,821,272
Financial discounts received	1,549,181	9,593,282	1,898,359
Other financial income (2)	81,757,876	18,249,585	11,974,256
	162,428,004	83,672,636	37,621,074

(1) This caption, for the year ended December 31, 2001 includes an amount of Euro 37,212,555 related with positive exchange differences on financial instruments made by Telesp Celular.

(2) *Other financial gains includes gains obtained on the cancellation of swaps amounting to Euro 68,816,000.*

27. Extraordinary Items

This caption consists of:

	2001	2000	1999
Issuance of additional common stock by subsidiaries (Note 3.v)) (1)	1,566,750	(172,869,958)	84,420,975
Gains/(losses) on disposals of investments, net:			
Disposals of shares of PTM	-	483,059,727	451,360,706
Disposals of investment in SPT Holding	-	284,819,040	-
Disposals of shares of PTM.com (Exhibit II.c))	199,519,287	176,460,000	-
Disposals of investment in TBS Participações	-	52,246,423	-
Disposals of shares of Telefónica (Exhibit II.c))	112,314,478	43,006,788	-
Foreign currency adjustments ("CTA") from disposals of investments in SPT Holding and TBS Participações	-	(35,315,495)	-
Other, net	(299,455)	1,096,403	4,728,475
Other extraordinary items, net (2)	(94,184,865)	(336,097,045)	-
	218,916,195	496,405,883	540,510,156

(1) During the year ended December 31, 2001, the Company recorded gains, as a result of share capital increases of PT Prime Tradecom which were fully subscribed by other shareholders.

(2) This caption, for the year ended December 31, 2001, corresponds basically to: (i) the gain (Euro 43,696,905) obtained in the disposal of the investment in Zip.net in the non-monetary transaction with UOL described in Note 10; and (ii) the extraordinary amortization of the goodwill of Global Telecom amounting to Euro 132,634,903 (Note 12).

28. Movement in the Provisions

During the year ended December 31, 2001 the movement in the provisions accounts was as follows:

	Beginning balance	Increases	Decreases	Ending balance
Provision for doubtful accounts receivable (Notes 6 and 7)	327,596,396	110,943,051	(94,956,384)	343,583,063
Provision for marketable securities	240,929	-	(221,863)	19,066
Provision for inventories (Note 8)	2,217,421	14,580,206	(813,419)	15,984,208
Provision for investments (Note 10)	29,989,496	127,097	(12,361)	30,104,232
Provisions for other risks and costs (Note 18):				
Taxes	59,821,234	14,779,727	(7,447,236)	67,153,725
Fixed assets	35,930,439	8,960,359	(9,122,272)	35,768,526
Legal actions	8,813,333	950,048	(2,110,270)	7,653,111
Other	34,653,787	429,821,402	(15,106,676)	449,368,513
	139,218,793	454,511,536	(33,786,454)	559,943,875
	499,263,035	580,161,890	(129,790,481)	949,634,444

During the year ended December 31, 2000 the movement in the provision accounts was as follows:

	Beginning balance	Increases	Decreases	Ending balance
Provision for doubtful accounts receivable (Notes 6 and 7)	224,650,754	230,025,816	(127,080,174)	327,596,396
Provision for marketable securities	240,929	-	-	240,929
Provision for inventories (Note 8)	1,760,215	771,452	(314,246)	2,217,421
Provision for investments (Note 10)	32,421,829	2,070,660	(4,502,993)	29,989,496
Provisions for other risks and costs (Note 18):				
Fixed assets	19,664,818	19,929,865	(3,664,244)	35,930,439
Taxes	18,863,664	41,574,375	(616,805)	59,821,234
Legal actions	7,204,002	2,043,784	(434,453)	8,813,333
Other	34,201,589	27,806,178	(27,353,980)	34,653,787
	79,934,073	91,354,202	(32,069,482)	139,218,793
	339,007,800	324,222,130	(163,966,895)	499,263,035

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 32% which can be increased by approximately 9% through a municipal tax. In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (ten years for social security); in the past this period was five years. Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2001.

Deferred Taxes

The movement in deferred taxes in the year ended December 31, 2001, is as follows:

		Increase/(Decrease)		Effecte of change in tax rate		
	Beginning Balance	Net income	Shareholders' Equity	Net income	Shareholders' Equity	Ending Balance
Deferred tax assets						
Provisions:						
Pensions and other post retirement accruals	379,845,084	14,204,143	-	(23,936,453)	-	370,112,774
Others	556,637,052	38,454,717	-	(4,661,367)	-	590,430,402
Tax loss carryforwards	14,099,779	(1,000,297)	-	(625,989)	-	12,473,493
Financial instruments	88,786,218	36,648,565	(28,436,894)	(2,291,378)	(3,770,989)	90,935,522
Additional contribution to pension funds	24,255,627	3,647,131	-	(1,743,922)	-	26,158,836
	1,063,623,760	91,954,259	(28,436,894)	(33,259,109)	(3,770,989)	1,090,111,027
Deferred tax liabilities						
Revaluation of fixed assets	(42,122,290)	4,481,991	146,202	-	2,335,466	(35,158,631)
Gains on disposals of investments	(615,726,321)	200,095	-	39,061,074	-	(576,465,152)
Distributable reserves of subsidiaries in foreign countries	(7,329,765)	(2,323,491)	-	578,114	-	(9,075,142)
Others	-	(579)	-	-	-	(579)
	(665,178,376)	2,358,016	146,202	39,639,188	2,335,466	(620,699,504)
	398,445,384	94,312,275	(28,290,692)	6,380,079	(1,435,523)	469,411,523

The current classification of the deferred taxes recorded in the balance sheet are as follows:

	Assets	Liabilities
Current	589,579,495	43,367,887
Non-current	500,531,532	577,331,617
	1,090,111,027	620,699,504

The recognition of deferred taxes on the consolidated balance sheet as of December 31, 2001, had the following impacts:

Assets	1,090,111,027
Liabilities	620,699,504
Shareholders' equity	149,541,379
Minority interests	319,870,144

The detail of the amount recorded on the shareholders' equity is a follows::

Other reserves and retained earnings	(2,306,824)
Cumulative foreign currency translation adjustments	56,578,334
Net income:	
Income taxes	99,318,863
Minority interests	(4,048,994)
	149,541,379

The reconciliation of the income tax provisions computed at the statutory Portuguese income tax rate, for the year ended December 31, 2001 and the effective income tax rate, is as follows :

Net income before taxes	139,336,441
Statutory fax rate	35.2%
	49,046,427
Permanent diferences (a)	129,060,873
Differences on the tax rate applicable to the different subsidiaries	4,439,100
Effect of change in tax rate (b)	(6,380,079)
Tax adjustments	(1,570,585)
Income taxes for the year	174,595,736

The income tax for the year (Note 16), is as follows:

Income tax-current (Note 16)	273,914,599
Deferred taxes	(99,318,863)
	174,595,736

(a) This amount relates basically to the effect of the application of the equity method to the investments in associated companies, goodwill amortization and the valuation allowances applicable to certain tax losses carryforward.

(b) This amount relates to the impact of on deferred taxes, resulting from the reduction of the tax rate from 35.2% to 33%, as described above.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.g), PT Comunicações, Marconi, PT Sistemas de Informação and Lusomundo, through its subsidiaries, Jornal de Notícias and Diário de Notícias are liable for the payment of pensions supplemental pensions benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former Telecom Portugal employees - Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after this date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

b) Former TLP employees - The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

c) **Former TDP employees** - Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases)

d) **Employees of Marconi** - The employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement the Companies pay a lump sum gratuity of a fixed amount which depends on the leigh of service completed, this benefits applies to the employees mentioned above.

f) **Employees of Jornal de Notícias and Diário de Notícias** – Employees of Jornal de Notícias employees hired prior to 16 November, 1994 and of Diário de Notícias employees hired prior to 29 December, 1979 are entitled to a pension supplement, which complements the pension paid by the Portuguese State Social Security System.

g) **Employees of PT – Sistemas de Informação** – who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2001, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Discount rate	6%
Salary growth rate	3%
Pension growth rate (*)	2%
Inflation rate	2%

Mortality table:	
Employees (whist in active service):	A 67/70 - 2 ult males
	FA 75/78 - 2 ult females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
	PA (90) f - 2 females

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

(*) Except for Diário de Notícias, where there is no pension growth rate.

The following table sets out the funded status of the plans as of December 31, 2001 and 2000:

	2001	2000
Projected benefit obligation	2,938,690,979	2,709,734,540
Plan assets at fair value	(1,731,994,829)	(1,736,924,013)
Projected benefit obligation in excess of plan assets	1,206,696,150	972,810,527

As of December 31, 2001 and 2000 the plan assets of PT Comunicações and Marconi funds consists of:

	2001	2000
Bonds	791,590,000	844,135,633
Equities	500,100,000	502,419,170
Investment fund units	212,320,000	151,799,164
Cash, trasury bills, short-term stocks and net current assets	87,800,000	99,535,120
Property	140,190,000	139,034,926
	1,732,000,000	1,736,924,013

The projected benefit obligation in excess of the plan assets of the funds was recorded in the consolidated balance sheets as of December 31, 2001 and 2000, in the following captions:

	2001	2000
Accrued pension liability (Note 30.3)	1,173,728,587	968,878,811
Accounts payable other - Third parties (Note 14)	30,628,172	2,303,915
	1,204,356,759	971,182,726

A summary of the components of the net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 is presented below:

	2001	2000	1999
Service cost	19,662,713	18,500,414	20,645,245
Interest cost	157,211,000	145,205,056	114,399,298
Actual return on plan assets	20,700,000	(13,253,060)	(160,707,694)
Net amortization and deferral	(100,857,286)	(75,797,329)	81,947,507
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	163,200,000	229,751,299	395,821,071
Net periodic pension cost	259,916,427	304,406,380	452,105,426

The total pension costs recorded in the years ended December 31, 2001, 2000 and 1999 were Euro 259,916,427, Euro 304,406,470 and Euro 452,105,426, respectively (Note 30.4).

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

The contributions made to the pension funds and payments to pre-retirements during the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Employers' contributions	111,625,211	97,874,123
Plan participants' contributions	11,047,000	11,217,965
	122,672,211	109,092,088
Payments to pensioners	105,204,580	87,413,334

As of December 31, 2001, Telesp Celular has recorded a provision amounting to Euro 186,669 (Note 30.3), to cover the actuarial liability as of that date. Pension costs recorded by Telesp Celular in the year ended December 31, 2001 amounted to Euro 697,661 and were recorded in the caption "Post retirement benefits" (Note 30.4).

2. Other Employee Benefits

As referred to in Note 3.h), PT Comunicações, Marconi and PT Sistemas de Informação are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans as of December 31, 2001 and 2000, prepared by an independent actuary, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:	
First 11 and 12 years, respectively	3.5%
Years thereafter	3%
Discount rate	6%
Salary growth rate	3%
Increases in pensions and pre-retired salaries	2%
Mortality table:	
Employees (whist in active service):	A 67/70 - 2 ult males
	FA 75/78 - 2 ult females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
	PA (90) f - 2 females

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Based on this study the accumulated post retirement health care benefit obligation as of December 31, 2001 and 2000 was Euro 635,680,395 and Euro 515,527,579.

The accrued post retirement benefit liability recorded as of December 31, 2001 and 2000 amounts to Euro 635,677,196 and Euro 519,096,812, respectively (Note 30.3).

A summary of the components of the net periodic post retirement benefit cost for the years ended December 31, 2001, 2000 and 1999, is presented below:

	2001	2000	1999
Service cost	5,277,282	6,010,515	6,858,471
Interest cost	30,900,530	29,648,547	27,009,906
Net amortization and deferral	7,008,111	7,621,632	7,871,031
Curtailment losses related to early retirements, pre-retirements and suspended contracts (see Note 30.4)	15,323,161	24,944,883	41,011,163
Net periodic pension cost	58,509,084	68,225,577	82,750,571

The total post retirement benefit costs recorded in the years ended December 31, 2001, 2000 and 1999 were Euro 58,509,084, Euro 68,225,577 and Euro 82,750,571, respectively (Note 30.4).

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

Post retirement benefit costs recorded by Telesp Celular for the year ended December 31, 2001 amount to Euro 77,518 (Note 30.4). As of December 31, 2001, Telesp Celular has recorded a provision amounting to Euro 451,343 (Note 30.3), against retained earnings, to cover the actuarial liability as of that date.

3. Balance sheet captions

a) Intangible Assets / Deferred Income

These captions consist of:

	December 31, 2001		December 31, 2000	
	Intangible assets	Deferred income	Intangible assets	Deferred income
Pension Benefits:				
Deferred costs / income at beginning of the year (i)	384,451,916	22,904,800	269,525,444	28,461,408
Actuarial gains and losses for the period (ii)	219,703,411	-	143,903,193	(423,978)
Amortization for the period	(40,398,531)	(3,006,370)	(32,506,659)	(4,968,027)
Adjustment to accrued post-retirement liability	-	(101,055)	(1,142,247)	(164,603)
Deferred costs / income at end of the year	563,756,796	19,797,375	379,779,731	22,904,800
Other Employee Benefits:				
Deferred costs / income at beginning of the year	115,192,386	3,341,946	129,542,802	-
Actuarial gains and losses for the period (ii)	92,831,277	(184,555)	(4,015,323)	-
Amortization for the period	(9,926,078)	-	(13,692,002)	(179,567)
Adjustment to accrued post-retirement liability	-	-	3,356,909	3,521,513
Deferred costs / income at end of the year	198,097,585	3157,391	115,192,386	3,341,946
	761,854,381	22,954,766	494,972,117	26,246,746

(i) Intangible assets at beginning of the year 2001, include Euro 4,672,185 related with Lusomundo subsidiaries', since these companies were not consolidated in 2000.

(ii) Actuarial gains and losses for the period result basically from: 1) the difference between the actual and expected return on assets; 2) higher salary growth rate; 3) higher increase in pensions and pre-retired salaries; and 4) higher health care costs. These amounts will be recognized in income for a period of 16 years for pension benefits and 19 years for other employee benefits.

b) Accrued Post Retirement Liability

This caption consists of:

	2001	2000
Pension benefits (Note 30.1)	1,173,915,256	968,878,811
Other employee benefits (Note 30.2)	636,128,539	519,096,812
	1,810,043,795	1,487,975,623

4. Profit and loss captions:

	2001	2000	1999
Post retirement benefits:			
Pension benefits (Note 30.1)	97,414,088	61,638,576	53,972,664
Other employee benefits (Note 30.2)	43,263,441	41,805,214	41,529,339
	140,677,529	103,443,790	95,502,003
Work force reduction program costs:			
Extraordinary post retirement benefits (curtailment)			
Pension benefits (Note 30.1)	163,200,000	229,751,299	395,821,071
Other employee benefits (Note 30.2)	15,323,161	25,052,937	41,011,163
	178,523,161	254,804,236	436,832,234
Termination payments	5,354,737	9,396,632	9,388,015
Provision for work force reduction	-	(11,472,352)	11,472,352
	183,877,898	252,728,517	457,692,601
	324,555,427	356,172,307	553,194,604

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments, is made after careful analyses of the risks and rewards interest to these instruments based on information obtained from different financial institutions. These operations are subject to authorisation from Portugal Telecom's Executive Commitee and are permanently monitored through an analyses of the financial markets and the positions held by the Company. The fair-value of these derivatives is computed several times during the year, to determine the economic and financial implications of their cancellation.

Interest rate exposure

Interest rate swaps were obtained by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting to variable rates funds obtained at fixed rates. During the beginning of the year 2001, and according to the expected interests rates in Europe and the United States, the Company contracted additional interest rate swaps to convert fixed into variable rates. By the end of the year and considering the new expectation on interest rates, the Company cancelled the interest rate swaps contracted at the beginning of the year. At December 31, 2001 the loans with interest rate swaps totalled approximately Euro 550 million, with an average maturity of 4 years.

As of December 31, 2001, Telesp Celular also obtained interest rate swaps amounting to US$ 149.2 million, with an average maturity of 0.4 years.

Exchange rate and interest rate exposure

Cross currency swaps were obtained primarily to reduce exposure of assets denominated in Brazilian Reais and to diversify interest rate exposure. At December 31, 2001, the Company had a total debt resulting from swaps to U.S. Dollars, with an average maturity of 5.1 years, of approximately Euro 1,660.9 million. The Company made cross currency swaps (U.S. Dollars/Brazilian Reais and Euro/Brazilian Reais) with an average maturity of 1.25 and 1.75 years, amounting to US$ 100 million and Euro 220 million, respectively.

As of December 31, 2001, Telesp Celular also had cross currency swaps (Brazilian Reais/U.S. Dollars) to cover accounts payable denominated in U.S. Dollars amounting to US$ 580 million, with an average maturity of 3.7 years. This subsidiary also contracted a call option for the sale of US$ 300 million with a maturity of 2.7 years. Telesp Celular and Telesp Celular

Participações contracted call options of US$ 425 million, with on average maturity of 2.25 years, and cross currency swaps (Euro/Brazilian Reais), with on average maturity of 2.9 years, amounting to Euro 250.2 million.

Equity swaps

(a) The Company contracted equity swaps on own shares to cover the responsibility arising from incentive plans and the exposure to changes in the market value of its own shares (Note 32).
(b) As referred in Note 18 c), the Company contracted an equity swap regarding the shares of PT Multimédia, with maturity on April 30, 2002.

Fair value of financial instruments

As of December 31, 2001 the carrying value and fair value of financial instruments was as follows (amounts in millions of Euro):

	Positive/(negative) values	
	Carrying Value	Fair Value
Financial instruments to manage interest and exchange exposure		
Interest rate (Note 3.q))	(2.5)	(6.6)
Interest rate and exchange rate (Note 3.q))	(35.1)	(237.2)
Equtiy Swaps		
Own shares	(2.0)	(21.9)
Others (Note 18.c))	(78.1)	(83.3)

32. Incentive plans

As of December 31, 2001, the Company had the following incentive plans:

(a) On April 21, 1998 at Portugal Telecom's annual shareholders' meeting an incentive plan was approved for the directors and certain employees of Portugal Telecom and its subsidiaries, consisting of options to purchase shares of Portugal Telecom. Under the terms of the plan its beneficiaries have the option to acquire 2,927,725 shares at a price of Euro 9.39 per share.

The options are exercisable during three month periods starting on the dates defined in the plan, as follows:

	Percentage
June 8, 2000	10%
June 8, 2001	20%
June 8, 2002	30%
June 8, 2003	40%

The options not exercised within the above periods can be exercised at a single time during the three month period starting after the last exercizable date defined in the plan, that is June 8, 2003.

To cover the exposure to variations in the price of shares subject to sale at the price defined in the incentive plan, Portugal Telecom carried out hedging operations in the year 2000. The hedging operations involved the sale of shares to a bank, with a call option exercisable by the Company at the same price at which the shares were sold to the bank. Such shares have been recorded as treasury stock in the accompanying financial statements. The annual cost of these operations will be recognised over the period of the plan (Note 3.u)).

As of December 31, 2001 the Company had a provision of Euro 4,119,992 (Note 18) to cover the costs related with this plan.

(b) On September 27, 1999, at an extraordinary shareholders' meeting of Portugal Telecom, another incentive plan was approved for directors and senior managers of Portugal Telecom and its subsidiaries, consisting of shares and options to purchase shares of Portugal Telecom. This new plan allows for the delivery of up to 6,120,000 shares and options to purchase shares (at a price of 11.38 Euros) in a period of three years, with an effective starting date on April 27, 2000. During 2001, employees exercised their rights to purchase 861,314 shares, which costs to the company amounted to Euro 10,561,494. On December 31, 2001, Portugal Telecom recorded a provision of Euro 5,711,686 (Note 18) to cover the estimated costs related with this new plan.

33. CONTINGENCIES AND COMMITMENTS

a) Tax contingencies

As of December 31, 2001, the Company is subject to certain tax contingencies. The Company's management, based on information obtained from the Company's legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2001, as management is confident the exposure is minimal, are as follows:

- Due to changes in the operations of the Company and because of technological enhancements and urban improvements, the Company has retired certain fixed assets before the end of their originally estimated useful lives. The Company requested the tax authorities to allow for the full deductibility of the losses incurred, net of previous revaluation impact. The tax authorities approved the 1992 to 1998 requests and the Company expects that the tax authorities will approve the 2001, 2000 and 1999 requests claiming the deduction of losses amounting to Euro 131,836, Euro 4,716,784 and Euro 3,693,742, respectively.

- The tax returns of the former TLP for the years 1990 and 1993 and of the former TP for the year 1993, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to Euro 8,106,927. Portugal Telecom decided to contest these assessments, as, in the opinion of its lawyers, the outcome should be in Portugal Telecom's favour.

- Portugal Telecom is challenging the assessments made by the Municipal Councils of Oporto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2001 were as follows:

Municipal Council of Oporto	598,512
Municipal Council of Lisbon	112,122
	710,634

Pursuant to the New Basic Law (Law 91/97 of July 3, 1997, published on August 1, 1997), operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

Additionally, there are the following situations which are fully provided for:

1. Due to existing doubts as to the adequate fulfillment of certain formalities related to the Investment Tax Credit benefits for 1990 and 1991, and due to two additional assessments related with 1997 and 1998, income tax return an accrual amounting to Euro 5,544,406 has been recorded and included in the provision for other risks and costs (Note 18).

2. In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which, as of December 31, 2001, amounted to Euro 1,123,313 (Note 15).

3. As the final position of the tax authorities as to acceptance of the different rates for depreciation of users' equipment, which was requested by Portugal Telecom in 1997 under the terms of item 3, article 4 of Reg.-Decree 2/90, for the period from 1997 to 2001, is not known, Portugal Telecom, recorded a provision of Euro 15,830,621, corresponding to the applicable income tax plus the related interest (Notes 18).

b) Legal proceedings with employees

Portugal Telecom has entered into settlement agreements with certain employees and up to December 31, 2001 paid indemnities. According to Dispatch No. 138/97 from the Secretary of State for the Treasury and Finance, the Portuguese State will reimburse all these indemnities and any additional future ones, as they relate to the period prior to the formation of Portugal Telecom. As of December 31, 2001 the Portuguese State has already reimbursed Portugal Telecom the amount of Euro 25,057,331.

c) Claims by a consumer protection association

A Portuguese consumer protection association, known as DECO, brought two claims against Portugal Telecom in January 1998. These claims were brought in the Lisbon Civil Court. The claims concerned the proposal to introduce new call prices in February 1998 which were subsequently approved by the Portuguese telecommunications regulator, known as the ICP, and the DGCC, the Portuguese commerce and competition agency.

In the first of the two claims, DECO asked that Portugal Telecom rescinds its proposals and that ICP be barred from approving them. It also requested the court to order Portugal Telecom to reimburse its customers all excess amounts charged to them as a result of the new call price increases from February 1, 1998, plus interest. In the second claim, a class action, DECO asked the court to declare the new call prices void. DECO also asked that the court impose a fine of euro 4,99 per day for the period that the new call prices are in effect. Portugal Telecom is unable to quantify the potential liability in any reliable way and believes that DECO's claims are without merit. DECO has asserted that the amount claimed would equal approximately 50% of Portugal Telecom's income from the wireline telephone service during the period that the new call price increases are in effect.

In all claims brought by DECO, the issue was the new call prices introduced by Portugal Telecom and the introduction of a call set-up charge. DECO argued that increases to the call prices were illegal and that a call set-up charge, as opposed to a per-second charge, was a compulsory minimum charge outside the terms of the pricing convention and was therefore illegal. DECO also argued that the increase in our call prices was an abuse of a dominant position by Portugal Telecom and thus a breach of unfair competition law. Finally, DECO argued that the new call prices illegally doubled the line rental fee.

Portugal Telecom opposed both claims. The ICP also opposed the claim brought against it. Portugal Telecom and the ICP argued that the call prices are in line with the pricing convention and European and Portuguese laws. In November 1998, the Lisbon Civil Court ruled that the claim for a fine and an injunction should be set aside until the class action claim for the declaration of nullity of the 1998 call prices and damages was decided. On April 20, 2001 the preliminary audience related with this action, was settled and didn't have place , once the court decided that the claim made by DGCC was not correct, and there is no new date for this audience.

In January 1999, DECO filed another claim in the Lisbon Civil Court. This time it sought an injunction against Portugal Telecom and the ICP in connection with the prospective new call prices Portugal Telecom would introduce in 1999, to prohibit Portugal Telecom from charging a call set-up charge. It also asked for a fine against Portugal Telecom of Euro 249,399. After the introduction of the new 1999 call prices, DECO went back to the court and asked for an immediate suspension of the call set-up charge. It also requested that Portugal Telecom be required to reimburse all consumers the amounts charged as call set-up charges. Portugal Telecom and the ICP opposed these claims on the same basis as DECO's previous claims.

On May 26, 1999, the Lisbon Civil Court rejected the claim for an injunction filed by DECO in January 1999. However, DECO filed an appeal to this decision and on January 27, 2000, the Lisbon Appeal Court issued an injunction ordering Portugal Telecom to suspend the call set-up charge. Portugal Telecom and the ICP lodged an appeal against the injunction with the Portuguese Supreme Judicial Court. On October 31, 2000, the Portuguese Supreme Court confirmed the injunction ordered by the Lisbon Appeal Court. Portugal Telecom had, however, introduced new prier on January 1, 2000 which did not include a call set-up charge. The pricing structuring are based on charging calls by the second, although there is a charge for a minimum number of seconds for each call. The injunction of January 27, 2000 and the confirmation of the injunction on October 31, 2000 have therefore no practical effect on Portugal Telecom's price structure.

This principal action, upon which the cautionary measure is dependent, was taken in September 1999. The Company had the opportunity to present its appeal on 26 October 1999 and to respond to DECO's reply on 28 March 2000. By sentence of 3 December 2001, the Court, based on the "Acordãos de Relação" (Relationship agreements) and on the pronouncements of the Supreme Court relative in the area of cautionary measures, concluded that the rate in question was illegal and condemned Portugal Telecom to repay to the subscribers the activation rate charged in 1999 and publish the decision in the "Público" and "Correio da Manhã" newspapers.

On 7 January 2002 Portugal Telecom appealed against the decision, with the resulting suspensions of its effects the period for presenting the arguments currently running. Portugal Telecom will invoke, among other arguments, the fact that the decision is illegal, as it does not have a basis, the decision having been made without judging and analysing the evidence presented by the parties.

Portugal Telecom believes that DECO's outstanding claims are without merit; however it cannot be certain about the final resolution of the outstanding claims.

d) Guarantees

As of December 31, 2001 the Company has given guarantees to third parties amounting to Euro 38,875,466, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	2,070,568
Bank guarantees given to other entities:	
By PT Comunicações	19,504,107
By TMN to Anacom	2,493,989
By PTI to Botswana T. Authority	1,151,252
By TV Cabo Portugal to Hispasat	1,080,000
Other bank guarantees	1,228,676
Other guarantees	11,346,874
	38,875,466

As of December 31, 2001 the bank guarantees given by PT Comunicações to third parties relate principally to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 33.a).

Telesp Celular gave Global Telecom a guarantee for a loan obtained by that company from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil, in the amount of approximately 316 million Brazilian Reais as of 31 December 2001. At that date some covenants established in the loan contract, especially those related with the level of indebtedness and capitalisation, were not being complied with by Global Telecom, and so BNDES would demand early repayment of the loan which would be assumed by Telesp Celular Participações.

e) Purchase commitments

As of December 31, 2001 and 2000, the Company had assumed commitments for the purchase of basic equipment amounting to approximately Euro 183,300,000 and Euro 130,000,000, respectively.

In October 2000, through the subsidiary Medi Telecom, the Group entered into medium and long term loan contracts totalling Euro 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to obtain the mobile telecommunications operator's licence for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation the major shareholders of Medi Telecom (PTI (30.5% of the capital), Telefónica Intercontinental, S.A. (30.5% of the capital) and the Banque Marrocaine di Commerce Exterior Group (20% of the capital)) signed a Shareholder Support Deed, under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of Euro 210,000,000 and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

34. TRANSACTIONS WITH RELATED ENTITIES

a) Assets in the public domain

In accordance with number 5 article 12 of Law 91/97, which defines the overall framework for installation, management and operation of the basic telecommunications infrastructure, the telecommunications network is in the public domain. This provision of the law, in conjunction with the concession agreement described below, implies that the assets which are held by PT Comunicações, Marconi and PT Prime revert to the Portuguese State without compensation upon expiry of the concession period. The assets that are currently defined by the applicable legislation as public domain assets - the basic telecommunications network - include fixed subscriber access facilities, the transmission network, as well as the concentration, switching and processing nodes used in rendering the basic services, which as of December 31, 2001 have a net book value of approximately Euro 1,658,574,831. These basic services include fixed telephone services, telex and a single national switched data transmission service.

The assets of the Company that are used in providing non-basic services, such as cellular telephone, cable television and paging services, are considered part of the complementary telecommunications infrastructure and, accordingly, are not considered part of public domain.

In addition, other assets used by PT Comunicações, Marconi and PT Prime under the concession agreement described below, that are not considered to be part of the assets in the public domain will revert to the Portuguese State without compensation upon expiry or termination of the concession, which as of December 31, 2001 have a net book value of approximately Euro 2,274,296,842 (including public domain assets).

b) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights are to remain in force up to the date that the Portuguese Government liberalizes the telecommunications industry.

This Decree Law and the subsequent concession agreement dated March 20, 1995 (the "Concessions Agreement") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounts to 1% of the Company's gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações (Note 1.c)).

c) Pricing

In accordance with the Concession Agreement, on September 10, 1997 Portugal Telecom, the ICP and the DGCC entered into a pricing convention. The pricing convention established price caps on prices for wireline telephone services over the three-year period from January 1, 1998 through December 31, 2001. The pricing convention covers only the prices for wireline telephone services, i.e., installation charges, line rental fees, and prices for domestic and international telephone calls.

The pricing convention expired on December 31, 2001. Decree Law 458/99 requires that the ICP, DGCC and, the provider or providers of the universal service in Portugal, shall enter into a new pricing convention. PT Comunicações is currently the only universal service provider in Portugal. The Company expects the new pricing convention to govern only the prices for services provided under universal service obligation. The prices for our public switched wireline telephone services under the new pricing convention will have to comply with the principles of cost orientation, non-discrimination and transparency. Until the new pricing convention is adopted, the existing pricing convention agreed in September 1997 will continue to apply.

d) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. As of December 31, 2001, the account receivable balance from the Portuguese State related with this situation amounted to Euro 73,547,514. In accordance with the Concession Agreement, this account receivable balance will be offset against the concession rent payable to the Portuguese State, which as of December 31, 2001 amounted to Euro 13,167,138. The difference between the account receivable balance relating to discounts given to retired Portuguese citizens and the concession rent payable, amounting to Euro 60,380,376, is recorded in other non-current assets (Note 7).

e) Rent payable to the Portuguese State

Based on the Concession Agreement described above, the Company must pay an annual concession rent to the Portuguese State, which amounted to Euro 13,167,138, for the year ended December 31, 2001.

35. Assets and Liabilities in Foreign Currencies

The financial statements include monetary assets and liabilities denominated in foreign currencies, principally: U.S. Dollars, Euro, currencies of other countries in Europe outside the Euro area (primarily British Pounds and Swiss Francs), Special Drawing Rights ("SDRs"), Japanese Yens and various other currencies. A summary of these amounts, translated to euro, is as follows:

	December 31, 2001					
	US$	European Currencies	SDR	R$	Other	Total
Assets:						
Cash on hand and in banks	19,517,312	-	-	-	166,236	19,683,548
Short term investments	-	-	-	-	-	-
Accounts receivable	82,936,192	1,105,385	19,791,453	-	2,936,230	106,769,260
Liabilities:						
Accounts payable	22,221,118	1,718,409	23,666,419	160,730	421,038	48,187,714
Bank loans (a)	127,614,451	-	-	38,131,728	28,737,075	194,483,254

	December 31, 2000					
	US$	European Currencies	SDR	R$	Other	Total
Assets:						
Cash on hand and in banks	(933,566)	821,147	-	1,162,610	3,618,781	4,668,972
Short term investments	1,688,773	8,606,697	-	1,694,876	-	11,990,346
Accounts receivable	10,514,206	7,465,854	5,037,262	165	2,528,134	25,545,621
Liabilities:						
Accounts payable	12,644,131	79,768,066	3,117,799	2,458	94,972	95,627,426
Bank Loans (a)	605,758,746	715,283,666	-	969,045	32,970,706	1,354,982,163

(a) Certain of these loans are covered by currency swap agreements (Notes 3.q) and 31).

36. DISCLOSURES ABOUT SEGMENTS OF THE COMPANY AND RELATED INFORMATION

36.1 General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i) Differences in products and services;
(ii) Differences in regulatory environments; and
(iii) Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

PT Comunicações (1);
PT Prime (2);
TMN;
PT Multimédia (3); and
Telesp Celular Participações (4).

(1) This business segment derives its revenues principally from the following products and services: fixed telephone service; wholesale services; directories; and sales of telecommunication equipment.
(2) This business segment derives its revenues principally from the following products and services: data communications; leased lines; outsourcing and net solutions; and Internet Business to Business.
(3) This business segment, presently, derives its revenues basically from the transmission of cable television programs, media services and internet services to residential customers.
(4) This business segment corresponds to Telesp Celular, the leading mobile operator in the State of São Paulo. It also includes the investment in Global Telecom (the mobile operator in the States of Paraná and Santa Catarina) which is accounted by the equity method.

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

36.2. PT Comunicações

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2001, 2000 and 1999, are presented below:

	2001	2000	1999
Services rendered - external customers	2,150,903,845	1,917,433,938	1,937,641,586
Services rendered - intersegment revenues	238,653,996	210,733,377	121,180,506
Sales of merchandise and products - external customers	33,745,609	38,997,239	48,897,454
Sales of merchandise and products - intersegment sales	89,990	109,571	39,399
Operating revenues	2,423,393,440	2,167,274,125	2,107,758,945
Wages and salaries	(311,837,597)	(312,456,600)	(470,078,710)
Post retirement benefits	(137,880,432)	(117,935,865)	(86,551,747)
Costs of telecommunications	(547,668,852)	(240,610,594)	(105,832,765)
Depreciation and amortization	(389,479,656)	(450,999,671)	(475,468,384)
Own work capitalized	120,956,745	104,022,301	94,335,153
Cost of products sold	(31,553,048)	(35,861,259)	(44,978,834)
Marketing and publicity	(25,349,163)	(36,325,047)	(27,840,240)
Concession fee	(12,706,488)	(20,778,077)	(20,605,455)
Other net operating expenses	(432,509,928)	(483,716,678)	(270,640,209)
Operating costs and expenses	(1,768,028,419)	(1,594,661,490)	(1,407,661,191)
Operating income	655,365,021	572,612,635	700,097,754
Interest and related expenses	(36,988,873)	(55,311,743)	(92,286,921)
Interest and related income	23,407,270	28,126,258	24,199,494
Gains/(losses) on sales and disposals of fixed assets, net	15,127,460	16,230,678	1,424,098
Equity in earnings of affiliated companies	(3,096,629)	889,258	19,530,966
Work force reduction program costs	(183,877,898)	(251,008,996)	(456,043,849)
Other non-operating income/(expenses), net	(1,547,392)	5,514,530	(5,720,307)
Income before income tax	468,388,959	317,052,620	191,201,235
Provision for income taxes	(193,979,039)	(168,416,676)	(191,991,976)
Net Income	274,409,920	148,635,944	(790,741)

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 1,044,844,677, Euro 1,023,612,306 and Euro 1,175,566,138, respectively.

Capital expenditures for this reportable segment, for the years ended December, 31 2001, 2000 and 1999 are Euro 326,668,686, Euro 311,803,553 and Euro 445,690,885, respectively.

Total assets for this reportable segment, as of December 31, 2001 and 2000 are Euro 4,854,626,454 and Euro 3,972,570,908, respectively.

36.3. PT Prime

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2001, 2000 and 1999, are presented below:

	2001	2000	1999
Services rendered - external customers	207,075,061	167,871,024	75,412,561
Services rendered - intersegment revenues	51,486,282	47,520,229	9,618,319
Sales of merchandise and products - external customers	8,786,619	8,931,488	1,120,347
Sales of merchandise and products - intersegment sales	571,634	-	-
Operating revenues	267,919,596	224,322,741	86,151,227
Wages and salaries	(39,375,600)	(34,146,335)	(10,482,690)
Costs of telecommunications	(139,270,708)	(100,714,225)	(23,505,046)
Depreciation and amortization	(26,128,681)	(23,198,192)	(10,302,781)
Own work capitalized	3,736,960	498,798	-
Marketing and publicity	(6,437,069)	(6,430,877)	(1,989,957)
Costs of products sold	(5,662,667)	(8,563,079)	(1,066,997)
Other net operating income	(54,133,601)	(39,704,112)	(23,956,486)
Operating costs and expenses	(267,271,366)	(212,258,022)	(71,303,957)
Operating income	648,230	12,064,719	14,847,270
Interest and related expenses	(32,011,760)	(1,811,446)	(205,718)
Interest and related income	8,387,364	5,766,196	189,633
Gains/(losses) on sales and disposals of fixed assets, net	(146,737)	(193,982)	(301,563)
Equity in earnings of affiliated companies	(3,912,875)	(381,359)	267,065
Other non-operating income/(expenses), net	(7,852)	(74,057)	(86,852)
Extraordinary items	1,566,750	-	-
Income before income tax	(25,476,880)	15,370,071	14,709,835
Provision for income taxes	(2,414,696)	(6,546,483)	(5,936,678)
Loss/(income) applicable minority interest	1,022,665	(1,359,508)	-
Net Income	(26,868,911)	7,464,080	8,773,157

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2001, 2000 and 1999, are Euro 26,776,911, Euro 35,262,911 and Euro 25,150,051, respectively.

Capital expenditures for this reportable segment, for the years ended December 31, 2001, 2000 and 1999 are Euro 66,732,311, Euro 68,085,913 and Euro 18,570,246, respectively.

Total assets for this reportable segment, as of December 31, 2001 and 2000 are Euro 657,006,039 and Euro 486,963,341, respectively.

36.4. TMN

Summarized profit and loss statements for this reportable segment, for the years ended December 31 2001, 2000 and 1999, are presented below:

	2001	2000	1999
Services rendered - external customers	1,007,903,832	842,359,121	596,099,025
Services rendered - intersegment revenues	211,397,993	52,063,980	2,527,859
Sales of merchandise and products - external customers	163,976,262	151,903,381	117,118,333
Sales of merchandise and products - intersegment sales	11,097,491	16,194,590	14,092,353
Operating revenues	1,394,375,578	1,062,521,072	729,837,570
Wages and salaries	(44,293,443)	(35,580,672)	(28,289,193)
Costs of telecommunications	(302,055,172)	(210,273,812)	(125,569,459)
Depreciation and amortization	(146,091,624)	(130,907,950)	(70,381,042)
Own work capitalized	5,385,080	4,607,819	4,434,889
Marketing and publicity	(19,414,697)	(34766,336)	(26,040,639)
Costs of products sold	(223,572,248)	(217,452,941)	(166,194,388)
Other net operating expenses	(271,983,348)	(178,324,078)	(136,172,334)
Operating costs and expenses	(1,002,025,452)	(802,697,970)	(548,212,166)
Operating income	392,350,126	259,823,102	181,625,404
Interest and related expenses	(14,939,930)	(7,728,765)	(2,829,261)
Interest and related income	1,274,115	1,595,429	1,060,298
Losses on sales and disposals of fixed assets, net	(1,494,258)	1,211,239	(298,725)
Other non-operating income/(expenses), net	39,227,038	1,628,997	1,332,031
Extraordinary items	469,688	-	-
Income before income tax	416,886,779	256,530,002	180,889,747
Provision for income taxes	(145,718,600)	(85,810,402)	(69,249,584)
Net Income	271,168,179	170,719,600	111,640,163

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 538,441,751, Euro 390,731,052 and Euro 252,006,446, respectively.

Capital expenditures for this reportable segment for the years ended December 31 2001, 2000 and 1999 are Euro 283,335,156, Euro 352,575,294 and Euro 268,183,677, respectively.

Total assets for this reportable segment, as of December 31, 2001 and 2000 are Euro 1,325,275,863 and Euro 981,393,676, respectively.

36.5. PT Multimédia

Summarized profit and loss statements for this reportable segment, for the years ended December 31 2001, 2000 and 1999, are presented below:

	2001	2000	1999
Services rendered - external customers	428,187,553	220,207,500	144,234,145
Services rendered - intersegment revenues	32,864,976	21,170,416	10,385,406
Sales of merchandise and products - external customers	164,678,619	6,464,421	1,590,781
Sales of merchandise and products - inter segment sales	55,673	2,676	51,012
Operating revenues	625,786,821	247,845,013	156,261,344
Wages and salaries	(104,099,813)	(53,395,602)	(19,444,134)
Costs of telecommunications	(38,061,317)	(31,681,844)	(13,890,701)
Depreciation and amortization	(69,237,231)	(48,425,585)	(31,859,462)
Marketing and publicity	(39,354,166)	(30,923,601)	(6,118,706)
Own work capitalized	6,821,182	5,414,714	3,799,563
Costs of products sold	(83,548,560)	(7,507,550)	(2,187,425)
Post-Retirement benefits	(1,554,630)	-	-
Other net operating expenses	(323,423,325)	(174,692,806)	(95,579,627)
Operating costs and expenses	(652,457,860)	(341,212,274)	(165,280,492)
Operating income/(loss)	(26,671,039)	(93,367,261)	(9,019,148)
Interest and related expenses	(86,705,027)	(50,153,164)	(3,748,132)
Interest and related income	11,914,585	21,654,553	583,968
Equity in earnings of affiliated companies	(12,760,603)	(3,275,020)	(1,722,777)
Losses on sales and disposals of fixed assets, net	(866,121)	(55,719)	(93,017)
Other non-operating income/(expenses), net	(15,756,112)	(8,871,710)	97,695
Extraordinary items	478,571	-	-
Income before income tax	(130,365,746)	(134,068,321)	(13,901,411)
Provision for income taxes	(2,337,691)	(1,298,160)	(1,159,306)
Loss/(income) applicable to minority interests	16,050,350	29,585,951	(633,209)
Net loss	(116,653,087)	(105,780,530)	(15,693,926)

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 42,566,192, Euro (44,941,676) and Euro 22,840,314, respectively.

Capital expenditures for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 143,510,013, Euro 103,799,842, and Euro 58,718,488, respectively.

Net income for this reportable segment for the years ended December 31, 2001 does not include the gain obtained with the disposal of the investment in Zip.net in a non-monetary transaction with UOL, amounting to Euro 43,696,905 with a corresponding minority interest of approximately Euro 14,037,906.

Total assets for this reportable segment, as of December 31, 2001 and 2000 are Euro 1,993,717,139 and Euro 979,515,577, respectively.

36.6. Telesp Celular Participações

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2001, 2000, and 1999 are presented below:

	2001	2000	1999 (*)
Services rendered - external customers	1,178,724,559	1175,883,554	861,321,312
Services rendered - intersegment revenues	609,195	-	-
Sales of merchandise and products - external customers	222,449,971	467,935,650	282,287,916
Operating revenues	1,401,783,725	1,643,819,204	1143,609,228
Wages and salaries	(59,964,934)	(65,959,817)	(38,525,368)
Post retirement benefits	(775,179)	14,492,074	18,117,909
Costs of telecommunications	(165,431,117)	(162,826,006)	(139,468,768)
Depreciation and amortization	(281,833,892)	(324,998,537)	(226,318,621)
Marketing and publicity	(45,972,065)	(45,817,211)	(43,083,156)
Costs of products sold	(267,892,375)	(394,695,424)	(248,832,386)
Other net operating expenses	(403,144,069)	(455,567,934)	(241,341,111)
Operating costs and expenses	(1,225,013,631)	(1,435,372,855)	(919,451,501)
Operating income	176,770,094	208,446,349	224,157,727
Interest and related expenses (a)	(320,046,478)	(142,793,453)	(159,400,579)
Interest and related income (b)	69,757,274	38,965,235	31,403,369
Equity in earnings of affiliated companies	(310,972,929)	8,245,106	-
Other non-operating (expenses)/income, net	(7,893,441)	9,277,006	(6388,509)
Extraordinary items (c)	(132,634,903)	-	-
Income before income tax	(525,020,383)	122,140,243	89,772,008
Provision for income taxes	5,993,881	-	(22077,776)
Net Income	(519,026,502)	122,140,243	67,694,232

(*) For comparable purposes, on December, 31 1999, this segment is presented using Telesp Celular Participações full consolidation, although as of that date, this segment was presented using proportional consolidation method.

(a) For the years ended December 31, 2001, this caption includes Euro 59,130,837 related to foreign currency exchange losses from loans denominated in U.S.Dollars, and Euro 130,528,573 related to interest expenses and Euro 98,294,439 related to expenses incurred with financial instruments.

(b) For the years ended December 31, 2001, this caption includes Euro 37,212,555 related with positive exchange differences on a cross-currency swaps made by Telesp Celular.

(c) This amounts corresponds to the extraordinary amortization of Global Telecom goodwill (Note 12).

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 458,603,986, Euro 533,444,886 and Euro 450,476,348, respectively.

Capital expenditures for this reportable segment for the years ended December 31, 2001, 2000 and 1999 are Euro 457,868,854, Euro 431,963,966, and Euro 688,071,747, respectively.

Total assets for this reportable segment, as of December 31, 2001 and 2000 are Euro 3,220,657,998 and Euro 2,621,938,081, respectively.

36.7. Reconciliations required by SFAS 131

a) Operating revenues

	2001	2000	1999
Total relating to reportable segments	6,113,259,162	5,345,782,155	3239,204,717
Total relating to other segments	292,048,557	218,492,957	121,877,217
Elimination of intragroup operating revenues	(678,733,422)	(418,024,580)	(189,434,967)
	5,726,574,297	5,146,250,532	3,171,646,967

b) Net income

	2001	2000	1999
Total relating to reportable segments	(116,970,401)	343,179,333	113,351,997
Total relating to other segments	(16,829,206)	(86,413,593)	(26,111,625)
Extraordinary Items	349,036,089	496,405,882	540,510,156
Deferred taxes	100,115,341	-	-
Financial expenses related with loans to finance the acquisition of investments	(172,370,901)	(143,434,982)	(114,353,857)
Adjustment of income tax	60,674,557	50,489,111	34,138,521
Exchange (losses)/gains	(94,239,222)	-	-
Goodwill amortization	(86,578,315)	(83,233,956)	(25,459,258)
Equity in earnings of affiliated companies	(50,596,898)	(36,752,521)	(32,619,507)
Minority interests not included on reportable segments (see 36.1 above)	335,149,419	87,509	5,224,938
	307,390,463	540,326,782	494,681,363

c) Total assets

	2001	2000
Total relating to reportable segments	12,051,283,493	9,042,381,583
Total relating to other segments	2705,155,887	2,446,552,389
Elimination of intragroup balances	(1690,218,631)	(2,229,882,068)
Goodwill	3,323,990,213	3,403,058,514
Investments in associated companies	1246,044,288	554,127,449
	17,636,255,250	13,216,237,867

37. SUBSEQUENT EVENTS

On March 11, 2002 Telesp Celular Participações, announced that on April 16, 2002, a Board of Directories meeting will take place, in order to approve a share capital increase up to 2,500,000,000 Brazilian Reais, through the issuance of new ordinary and preferred shares and *American Depositary Shares* (ADS). The net proceeds of this offering will be use to balance the capital structure of the company. Telesp Celular Participações expects that the number of new ordinary shares to be issue, will be enough to get 50% of the share capital.

Exhibit I – Details of subsidiary, Affiliated and Investee Companies as of December 31, 2001

1. Companies included in the consolidation

The following companies were included in the consolidation as of December 31, 2001 and 2000:

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Portugal Telecom (parent company) (Introduction)	Lisbon	Management of investments.			
PT Investimentos, SGPS, S.A.	Lisbon	Management of investments.	-	-	100,00%
PT Comunicações (Introdution)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100,00%	100,00%
Companhia Portuguesa Rádio Marconi, S.A. ("Marconi")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of international telecommunication services.	PT Comunicações (100%)	100,00%	100,00%
Satcom - Comunicações Móveis Via Satélite, S.A.	Lisbon	Research, development and manufacture of telecommunications systems, engineering and integration of data transmission services and mobile telecommunications services by satellite.	Marconi (90%) PTI (10%)	100,00%	100,00%
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Operation of the public telecommunication services.	Marconi (51%)	51,00%	51,00%
PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact") (a)	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100,00%	100,00%
Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer material, training personnel and installations.	PT Contact (100%)	100,00%	100,00%
Platoforma - Empresa de Trabalho Temporário, Lda.	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100,00%	100,00%
PT Móveis, SGPS, S.A. ("PT Móveis")	Lisbon	Management of investments in the mobile industry.	Portugal Telecom (100%)	100,00%	100,00%
TMN - Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100,00%	100,00%
PT Prime, SGPS, S.A. ("PT Prime SGPS")	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100,00%	100,00%
Primesys, S.A. (Exhibit II b))	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Prime SGPS (100%)	100,00%	-
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100,00%	100,00%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. (Exhibit II b))	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66,00%	100,00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Prime SGPS (87,50%)	87,50%	87,50%
Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	78,75%	78,75%

Company	Head Office	Activity	Percentage of ownership 2001 Direct	2001 Total	2000 Total
Megamédia, Soluções Multimédia, S.A. ("Megamédia")	Lisbon	Provision of services in the areas of development consultancy, production and commercialisation of solutions and technology in interactive systems, especially in electronic commerce and multimedia.	PT Prime SGPS (75%)	75,00%	75,00%
Portugal Telecom Internacional, SGPS, S.A. ("PTI")	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100,00%	100,00%
Directel - Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PTI (100%)	100,00%	100,00%
Directel Uganda – Telephone Directories, Limited	Uganda	Publication of telephone directories.	Directel (90%)	90,00%	90,00%
Directel Macau – Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases.	Directel (75%) PT Ásia (5%)	80,00%	80,00%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases.	Directel (60%) Cabo Verde Telecom, S.A. (40%)	76,00%	76,00%
Elta - Empresa de Listas Telefónicas de Angola, Lda. ("Elta")	Luanda	Publication of telephone directories.	Directel (55%) PT Ásia (13%)	67,99%	67,99%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60,00%	60,00%
LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50,00%	50,00%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	PTI (99,19%) Marconi (0,81%)	100,00%	100,00%
Mobitel, S.A. – Telecomunicações ("Mobitel")	São Paulo	Provision of telecommunication services, and data and information transmission.	PT Brasil (48,96%)	48,96%	48,96%
Portugal Telecom Angola, Lda. ("PT Angola")	Luanda	Provision and sale of public and private telecommunications services and products, and investment and management of other companies.	PTI (99%) Directel (1%)	100,00%	100,00%
TDC - Tecnologia das Comunicações, Lda. ("TDC")	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	PTI (100%)	100,00%	100,00%
PTI Serviços - Consultoria Telecomunicações, S.A.	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services.	PTI (52%) Portugal Telecom (45%) PT Brasil (1%) PT Ásia (1%) PT Europa (1%)	99,99%	-
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	PTI (95,92%) Marconi (4,04%)	99,96%	99,96%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom")	Botswana	Provision of mobile telecommunications services.	PTI (66,41%)	66,41%	66,41%
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	Praia	Operation of telecommunications services.	PTI (40%)	40,00%	40,00%
PT Multimédia (Exhibit II a))	Lisbon	Management of investments in the multimedia industry.	Portugal Telecom (54,05%)	54,05%	63,10%
TV Cabo Portugal, S.A. ("TV Cabo Portugal")	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services.	PT Multimédia (100%)	54,05%	63,10%
TV Cabo Porto, S.A. TV Cabo Lisboa, S.A. TV Cabo Guadiana, S.A. TV Cabo Sado, S.A. TV Cabo Douro, S.A. TV Cabo Mondego, S.A. TV Cabo Tejo, S.A.	Oporto Lisbon Faro Almada Braga Coimbra Lisbon	Distribution of television by cable, operation and provision of telecommunications services.	TV Cabo Portugal (100%)	54,05%	63,10%
TV Cabo Interactiva, S.A. ("TV Cabo Interactiva")	Lisbon	Interactive television.	TV Cabo Portugal (100%)	54,05%	63,10%

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable in the Azores area.	TV Cabo Portugal (83,82%)	45,30%	52,89%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable in the Madeira area.	TV Cabo Portugal (69%)	37,29%	43,54%
PT Multimédia.com (Exhibit II e))	Lisbon	Management of investments in the multimedia industry.	PT Multimédia (98,76%)	53,38%	58,52%
Telepac	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT Multimédia.com (100%)	53,38%	58,52%
Saber e Lazer - Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PTMultimédia.com (100%)	53,38%	58,52%
PT Multimédia.com Brasil, Ltda. ("PT Multimédia.com Brasil") (b)	São Paulo	Management of investments.	PT Multimédia.com (100%)	53,38%	58,52%
Kabwe, Ltda. (Note 1 and Exhibit II e))	São Paulo	Management of investments.	PT Multimédia.com (100%)	53,38%	-
VoxPop - Música Interactiva, S.A. ("VoxPop")	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PT Multimédia.com (74,90%)	39,98%	43,83%
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. ("Motormédia")	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT Multimédia.com (74,90%)	39,98%	-
Infordesporto - Informática e Desporto, S.A. ("Infordesporto")	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Multimédia.com (74,9%)	39,98%	43,83%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A.	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of telecommunications services.	PT Multimédia.com (74,88%)	39,97%	-
EJV – Plataforma de Comércio Electrónico, S.A. ("EJV")	Lisbon	Creation and management of electronic commerce platforms for goods and services.	PT Multimédia.com (73,00%)	38,97%	42,72%
Academia Global – Serviços de Educação e Formação de Base Tecnológica, S.A. ("Academia Global")	Lisbon	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com (70,00%)	37,37%	40,96%
Sportstat – Informação Desportiva Independente, S.A.	Lisbon	Collection, processing, consultant providing, production, promotion and sole of statistical data and information.	Infordesporto (99,98%)	39,97%	43,82%
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital")	Caldas da Rainha	Development of IT solutions to the real state market.	PT Multimédia.com (50%)	26,69%	-
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. ("Superemprego")	Lisbon	Management and collection of information about the labor market.	PT Multimédia.com (63,75%)	34,03%	-
PT Conteúdos, SGPS, S.A. ("PT Conteúdos")	Lisbon	Management of investments in the multimedia industry.	PT Multimédia (100%)	54,05%	63,10%
TV Cabo Audiovisuais, S.A. ("TV Cabo Audiovisuais")	Lisbon	Distribution of television by cable, conception, production and broadcasting of television programs, operation of telecommunications services.	PT Conteúdos (100%)	54,05%	-
Premium TV Portugal, S.A. ("Premium TV") (c)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (46%) Lusomundo (8%)	29,18%	-
Asle, SGPS, S.A. ("Asle") (Exhibit II a))	Funchal	Management of investments.	PT Multimédia (100%)	54,05%	-
Lusomundo - Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo") (Exhibit II a))	Lisbon	Management of investments.	PT Multimédia (39,18%); Asle (60,78%)	54,03%	-
Lusomundo - Audiovisuais, SGPS, S.A. ("Lusomundo Audiovisuais")	Lisbon	Management of investments.	Lusomundo(100%)	54,03%	-

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Lusomundo - Serviços, SGPS, S.A. ("Lusomundo Serviços")	Lisbon	Management of investments.	Lusomundo(100%)	54,03%	-
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	Lusomundo Audiovisuais (100%)	54,03%	-
Lusomundo Cinemas, S.A. ("Lusomundo Cinemas")	Lisbon	Movies exhibition and management of public events.	Lusomundo Audiovisuais (100%)	54,03%	-
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	Lusomundo Audiovisuais (100%)	54,03%	-
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain.	Lusomundo Audiovisuais (100%)	54,03%	-
Lusomundo Moçambique, Lda.	Maputo	Movies exhibition and management of public events.	Lusomundo Audiovisuais (90%) Lusomundo Cinemas (10%)	54,03%	-
Lusomundo.net - Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunication services.	Lusomundo Serviços (100%)	54,03%	-
Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")	Lisbon	Management of real estate assets.	Lusomundo (97,62%) Lusocine(1,27%) Empracine (0,99%)	53,27%	-
Cinerg - Sociedade Madeirense de Cinemas, Lda.	Funchal	Movies exhibition, management and organization of public events.	Lusomundo SII (100%)	53,27%	-
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Movies exhibition activities.	Lusomundo SII (100%)	53,27%	-
Lusomundo Imobiliária 2, S.A.	Lisbon	Management of real estate assets.	Lusomundo SII (96,30%) Lusocine(1,97%) Empracine (1,53%)	52,11%	-
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos")	Lisbon	Movies exhibition, management and organization of public events.	Lusomundo SII (87,90%) Lusomundo (4,03%)	49,00%	-
Sociedade Teatral Bejense, S.A.	Lisbon	Movies exhibition, management and organization of public events.	Lusomundo SII (84,8%)	45,17%	-
A Tentativa (Empresa Cinematográfica), S.A.	Lisbon	Movies exhibition, management and organization of public events.	Lusomundo SII (81,61%) Lusocine(0,08%) Emp. Recreios Artísticos (0,08%)	43,51%	-
Deltapress - Sociedade Distribuidora de Publicações, S.A. ("Deltapress")	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (79,5%)	42,95%	-
Distribuidora Jardim - Livros e Publicações, Lda.	Loures	Newspapers, magazines and books wholesale activities.	Deltapress (100%)	42,95%	-
Someios - Sociedade Gestora de Participações Sociais, Lda. ("Someios SGPS")	Oporto	Management of investments.	Lusomundo Media (99,99%)	40,51%	-
Editorial Notícias, Lda. ("Editorial Notícias")	Lisbon	Developing all kind of editorial activities, including commercialisation.	Someios SGPS (100%)	40,51%	-
Grande Reportagem - Sociedade Editora, Lda.	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Someios SGPS (100%)	40,51%	-
Lusomundo Media, SGPS, S.A. ("Lusomundo Media")	Lisbon	Management of investments.	Lusomundo (74,97%)	40,51%	-
Publicações Prodiário, S.A. ("Prodiário")	Lisbon	Developing publishing and editorial activities.	Lusomundo Media (100%)	40,51%	-
Diário de Notícias, S.A. ("Diário de Notícias")	Lisbon	Newspaper edition and publication.	Lusomundo Media (61,98%) Jornal de Notícias (38,02%)	40,45%	-
Someios - Edições e Publicidade, Lda. ("Someios")	Oporto	Developing activities on promotion, publicity and distribution of several publications.	Jornal de Notícias (66,66%) Diário de Notícias (33,33%)	40,39%	-
Sport Notícias - Organizações Desportivas, Lda.	Oporto	Promotion and organization of sports competitions.	Jornal de Notícias (90%) Diário de Notícias (10%)	40,37%	-

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias")	Oporto	Newspaper edition and publication.	Lusomundo Media (55,66%) Someios SGPS (43,97%)	40,36%	-
Açormedia - Comunicação Multimédia e Edição de Publicações, S.A. ("Acormedia")	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia and books editorial area.	Someios SGPS (90%)	36,45%	-
Rádio Notícias - Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Someios SGPS (67,71%) Jornal de Notícias (10%) Diário de Notícias (5%)	33,48%	-
Radiopress - Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Notícias (100%)	33,48%	-
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Notícias (100%)	33,48%	-
TSF - Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Notícias (100%)	33,48%	-
Grafilme - Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on movies subtitling	Lusomundo Serviços (50%)	30,02%	-
Pressmundo - Editora de Publicações, S.A.	Lisbon	Edition of publications including electronic supports.	Lusomundo Media (70%)	28,35%	-
Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	27,02%	-
Diverfun - Centros de Recreio, Lda. ("Diverfun")	Lisbon	Establishment and management of entertainment spaces.	Lusomundo Audiovisuais (50%)	27,02%	-
Empresa Gráfica Funchalense, S.A.	Lisbon	Providing services of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	27,02%	-
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities.	Lusomundo Audiovisuais (50%)	27,02%	-
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Someios SGPS (51,34%)	20,80%	-
Oficina do Livro - Sociedade Editorial, Lda.	Lisbon	Edition and publication of books and other periodical material.	Editorial Notícias (51%)	20,66%	
Zip.net S.A. ("Zip.net") (Exhibit II)	São Paulo	Services rendered of multimedia services. Provision of services of multimedia services.	-	-	58,52%
Imersiva – Multimédia, Realidade Virtual e Sistemas de Informação Geográfica, S.A. ("Imersiva")	Lisbon	Development of products and rendering of services in the areas of virtual reality, multimedia and geogrqaphic information systems.	-	-	32,87%
Ptelecom Brasil, S.A. ("Ptelecom Brasil")	Rio de Janeiro	Development of projects, studies and assessments on technical, financial and commercial matters in the communication and information areas.	Portugal Telecom (100%)	100,00%	100,00%
Portelcom Fixa, S.A. ("Portelcom Fixa")	Rio de Janeiro	Management of investments.	Portugal Telecom (100%)	100,00%	100,00%
Portelcom Participações, S.A. ("Portelcom Participações")	São Paulo	Management of investments.	Portugal Telecom (59,83%) Ptelecom Brasil (25,80%) Intertelecom (14,37%)	100,00%	100,00%
Intertelecom, Ltda. ("Intertelecom")	São Paulo	Management of investments.	Portugal Telecom (100,00%)	100,00%	100,00%
Telesp Celular Participações	São Paulo	Management of investments.	Portugal Telecom (27,18%) Portelcom Participações (14,05%)	41,23%	41,23%
Telesp Celular	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	41,23%	41,23%

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Telesp Celular International, Ltd.	Cayman Islands	Mobile cellular services operator.	Telesp Celular (100%)	41,23%	-
Telesp Celular Overseas, Ltd.	Cayman Islands	Obtaining of financing for the Group in the international market.	Telesp Celular (100%)	41,23%	-
Portugal Telecom, Inovação, S.A. ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100,00%	100,00%
Simarc – Promoções Imobiliárias, S.A. ("Simarc")	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100,00%	100,00%
Cosmos - Promoções Imobiliárias, Lda. ("Cosmos")(d)	Lisbon	Consultancy, management, coordination of real estate projects.	-	-	100,00%
Portugal Telecom Finance, Limited (e)	Cayman Islands	Obtaining of financing for the group in the international market.	-	-	100,00%
PT Financial Company, Limited. (e)	Cayman Islands	Obtaining of financing for the group in the international market.	-	-	100,00%
Portugal Telecom Internacional Finance B.V. ("PTI Finance BV")	Amesterdão	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100,00%	100,00%
Portugal Telecom Investment Company, Limited ("PT Investment")	Cayman Islands	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100,00%	100,00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98,67%	98,67%
PT – Sistemas de Informação, S.A. ("PT - Sistemas de Informação") (f)	Oeiras	Provision of IT systems and services.	Portugal Telecom (94,8%) Marconi (0,1%) TMN (0,1%)	95,00%	-

(a) On June 26, 2001, this company changed its designation from "Time Sharing - Sistemas de Informação, S.A." to "PT Contact - Telemarketing e Serviços de Informação, S.A.".

(b) During the first semester of 2001 this company changed its designations from "Fleckistock Comercial, Ltda." to "PT Multimédia.com Brasil, Ltda".

(c) As of December 2000, this company was consolidated by the equity method.

(d) This company was liquidated on December 6, 2001.

(e) These companies were liquidated on December 27, 2001.

(f) As of December 2000, this company was recorded in accordance with the equity method, once there was a social agreement of mutual management with another company partner. During 2001, the Company acquired those partners' shares.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Mobitel and Cabo Verde Telecom which were consolidated based on line c), item 1, article 1 of that Decree-Law.

2. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of December 31, 2001 and 2000:

Company	Head Office	Activity	Percentage of ownership 2001 Direct	2001 Total	2000 Total
Portugal Telecom North América, Inc. (a)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100,00%	100,00%
Regiforum – Empreendimentos Comerciais e Culturais, Lda. ("Regiforum") (b)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100,00%	100,00%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information thermologies and telecommunications services.	PT Inovação(100%)	100,00%	-
Marconi Luxembourg Telecommunications, S.A.R.L. ("Marconi Luxembourg") (c)	Luxembourg	Provision of telecommunications services.	Marconi (100%)	100,00%	100,00%
Marconi France Telecommunications SAS ("Marconi France") (c)	Paris	Provision of telecommunications services.	Marconi (99,98%) PTI (0,02%)	100,00%	100,00%
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse") (c)	Lausanne	Provision of telecommunications services.	Marconi (99,86%) PTI (0,14%)	100,00%	100,00%
Teat Flower Trading Ltd. (c)	British Virgin Island	International business trading company.	Marconi (100%)	100,00%	-
Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom") (e)	Bissau	Provision of public telecommunications services.	Marconi (51,14%)	51,14%	51,14%
Primesys (Exhibit II b))	São Paulo	Provision of services in the areas of information technology and telecommunications.	-	-	100,00%
Techlab - Electrónico, Lda. (c)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100,00%	100,00%
Marconi Sprint - Serviços de Comunicação, Lda. (d)	Lisbon	Commercialisation of data and voice transmission telecommunications services.	PTI (51%)	51,00%	51,00%
Portugal Telecom Argentina, S.A. (d)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10,01%) PTI (40%)	50,01%	50,01%
DirectMedia Ásia	Hong Kong	Publishing of B 2 B directories.	Directel (99%) PT Ásia (1%)	100,00%	-
PT Multimédia - Serviços de Apoio à Gestão , S.A. (c)	Lisboa	Providing management support services.	PT Multimédia (100%)	54,05%	-
Academia Global	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com Brasil (100%)	53,38%	-
Sportinvest Multimédia, SGPS, S.A. (Exhibit II e))	Lisbon	Management of investments.	PT Multimédia (50%)	27,02%	-
TV Cabo Audiovisuais	Lisbon	Distribution of television by cable, conception, production and broadcasting of television programs, operation of telecommunications services.	-	-	63,10%
TCF – Formação e Consultoria, Lda. (c)	Lisbon	Consultant services in sport and healthcare business areas.	Infordesporto (60%)	23,99%	26,30%
Cine Esplanada Ideal Olhanense, Lda. (c)	Olhão	Movies exhibition and management of public events.	Lusomundo (100%)	54,03%	-
Notícias Direct - Distribuição ao Domicílio, Lda. (c)	Lisbon	Home delivery of publications and other services.	Jornal de Notícias (99%) Someios (1%)	53,89%	-
Empresa Cine Mourense, Lda. (c)	Moura	Developing activities on movies exhibition.	Lusomundo (99,46%)	53,74%	-
GSF - Gestão e Serviços Financeiros (c)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	53,27%	-

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Lusocine - Sociedade Exibidora de Filmes, Lda. (c)	V.R.S. António	Developing activities on movies exhibition.	Lusomundo Audiovisuais (82,75%)	44,71%	-
Empresa Teatro Sá da Bandeira, Lda. (c)	Santarém	Management and promotion of public events.	Lusomundo (60%)	32,42%	-
Hotel Video - Prestação de Serviços, Lda. (c)	Lisbon	Establishment of video systems on Hotels and similar spaces.	Lusomundo (60%)	32,42%	-
Radio Comercial dos Açores, Lda (c)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (80%)	29,16%	-
Canal 20 TV, S.A. (c)	Madrid	Distribution of TV products.	Lusomundo (50%)	27,02%	-
S.D.I.M. - Sociedade Distribuidora de Imprensa da Madeira, Lda. (c)	Funchal	Distribution of publications.	Empresa Diário Notícias (60%) Deltapress (40%)	26,09%	-
SPN - Sociedade Produtora de Notícias, Lda. (c)	Funchal	Development and management of media activities.	Someios SGPS (30%) Empresa Diário Notícias (70%)	23,49%	-
Mundifun - Centros de Recreio, Lda. (c)	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66,66%)	18,01%	
Marcsat - Comunicações por Satélite, Lda. (f)	Lisbon	Sale of terminal equipment for reception and transmission of company communication services via satellite.	-	-	100,00%
ZipTravel, SA. (Exhibit II)	São Paulo	Services rendered by multimedia technology in the area of tourism and leisure.	-	-	58,51%
Zipsports, S.A.	São Paulo	Rendering services in the area of Internet portals.	-	-	35,11%
Internetcom, SA.	São Paulo	Rendering services in the area of Internet portals.	-	-	58,51%
Motormédia (Exhibit I 1.)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicatedd to the car sector.	-	-	43,83%
Asle (Exhibit I 1.)	Funchal	Management of investments.	-	-	26,48%
Lusomundo (Exhibit I 1.)	Lisbon	Edition and commercialisation of video programs, movie distribution and broadcasting, cinema management and promotion, newspaper production and distribution and radioactivity.	-	-	36,64%
PT - Sistemas de Informação (Exhibit I 1.)	Oeiras	Provision of information technology systems and services.	-	-	51,00%
Telesp Celular International, Ltd. (Exhibit I 1.)	Cayman Islands	Obtaining of financing for the Group in the international market.	-	-	41,23%

(a) This company was excluded from the consolidation as it is intended to be dissolved and liquidated.

(b) The company was not fully consolidated. The consolidation method applied was the equity method, once the nature of its business does not relate with the one followed by the group.

(c) These companies were excluded from the consolidation, as they are immaterial to be consolidated (Item 1, artº. 4 of Decree-Law 238/91, of July 2).

(d) These companies are non-operating.

(e) Given the political and economic situation in Guinea Bissau, this company was excluded from the consolidation in 1998, having a provision been recorded for the amount of the investment.

(f) This company was liquidated on December 10, 2001.

3. Associated companies

The associated companies as of December 31, 2001 and 2000 are as follow:

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (31,56%)	31,56%	27,50%
WebLab, SGPS S.A. ("Web-Lab") (a)	Lisbon	Gestão de participações sociais.	Portugal Telecom (20,00%)	20,00%	-
Radiomóvel – Telecomunicações, S.A. ("Radiomóvel") (b)	Lisbon	Provision of complementary telecommunication services, notably mobile-shared resources services.	-	-	25,00%
Bus Serviços de Telecomunicações, S.A. ("BUS Telecomunicações") (Exhibit II)	São Paulo	Managing banking network related with data information.	Primesys (73,33%) Bus Holding (26,67%)	73,93%	-
Bus Holding, S.A. ("BUS Holding") (Exhibit II)	São Paulo	Management of investments.	Primesys (2,3%)	2,3%	-
Tele Larm Portugal – Transmissão de Sinais, S.A. ("Tele Larm")	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	43,75%	43,75%
Tradecom International N.V.	Rotterdam	Desenvolvimento de negócio electrónico via internet na América Latina	Tradecom SGPS (20%)	20,00%	-
Teledata de Moçambique, Lda. ("Teledata")	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PTI (50%)	50,00%	50,00%
Multitel - Serviços de Telecomunicações, Lda. ("Multitel")	Luanda	Provision of data communications services and digital information communication services.	PTI (50%)	50,00%	50,00%
Iberadvance - Telecomunicações Internacionais, SGPS, S.A. ("Iberadance") (c)	Lisbon	Provision of mobile telecommunications services.	-	-	49,99%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services.	PTI (35%) PT Ásia (10%)	44,99%	44,96%
Hungaro Digitel KFT (HDT)	Budapeste	Provision of telecommunications services.	PTI (44,62%)	44,62%	44,62%
Medi Telecom, S.A. ("Medi Telecom")	Casablanca	Provision of mobile services.	PTI (30,5%)	30,50%	30,50%
Telesat - Satellite Communications, Limited ("Telesat")	Macau	Operation of land based satellite stations, commercialisation of private telecommunications network services.	PTI (18,5%) PT Ásia (3,7%)	24,42%	30,00%
CTM - Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	Macau	Provision of public telecommunications services.	Marconi (3%) PTI (25%)	28,00%	28,00%
Unitel, S.A. ("Unitel")	Luanda	Rendering of mobile cellular services.	PTI (25%)	25,00%	25,00%
Porto TV - Informação e Multimédia, S.A. ("Porto TV")	Oporto	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (37,50%) Lusomundo (37,5%)	40,53%	23,66%
TV Lab - Serviços e Equipamentos Interactivos, S.A. ("TV Lab")	Lisbon	Developing digital tv interactive solutions.	Infordesporto (50%)	19,99%	-
SGPICE – Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("SGPICE")	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11,11%) PT Multimédia (11,11%) Tradecom SGPS (11,11%)	28,22%	-
Lisboa TV - Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	21,62%	25,24%
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services.	PT Conteúdos (33,33%)	18,01%	21,03%
24 Horas INC	Newark	Edition of publications.	Prodiario (51%)	20,66%	-
Warner Lusomundo Sogecable Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33,33%)	18,01%	-
Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda. ("WT Vision")	Lisbon	Desenvolvimento de serviços e produtos relacionados com as novas tecnologias aplicadas no mercado televisivo.	Infordesporto (50%)	19,99%	-
Empresa do Diário de Notícias do Funchal, Lda.	Funchal	Publications production and commercialisation.	Someios SGPS (40%)	16,20%	-
Naveprinter - Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Empresa Jornal Noticias (38,46%)	15,52%	-

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
BEST – Banco Electrónico de Serviço Total, S.A. ("Banco Best")	Lisbon	Provision of e.banking services.	PT Multimédia.com (34%)	18,15%	-
Idealyze, S.A. ("Idealyze")	São Paulo	Production and commercialisation of internet products.	PT Multimédia.com (33,33%)	17,79%	-
Lusa - Agência de Notícias de Portugal, S.A. ("Lusa")	Lisbon	News agency.	PT Multimédia (17,87%) Lusomundo (5,51%)	12,62%	-
Banco 1.net, S.A. ("Banco 1.net")	São Paulo	Developing activities providing internet financial services.	PT Multimédia.com Brasil (31,46%)	16,81%	-
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	PT Multimédia (24,75%) PTI (0,125%) PT Prime (0,125%)	13,61%	15,85%
Octal TV, SA. ("Octal")	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimédia(20%)	10,81%	12,62%
Daini do Brasil, S.A. ("Daini") (d)	São Paulo	Management of investments.	Telesp Celular Participações (83%)	34,22%	-
Globaltelcom – Telecomunicações, S.A. ("Globaltelcom") (d)	São Paulo	Management of investments.	Telesp Celular Participações (83%)	34,22%	-
Inepar, S.A. ("Inepar") (d)	Paraná	Management of investments.	Telesp Celular Participações (83%)	34,22%	-
TBS Celular Participações, S.A. ("TBS Celular Participações")	São Paulo	Management of investments.	Portelcom Fixa (23%)	23,00%	23,00%
Premium TV Portugal, S.A. (Exhibit I 1.)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	-	-	29,03%

(a) As of December 31, 2001, this company was not consolidated by the equity method. Its investment is recorded at cost, once this company is in a restructuring process and is reviewing its accounting policies in order them to be consistent with Portugal Telecom.

(b) These investment was sold on September 28, 2001.

(c) These company was liquidated on December 4, 2001.

(d) As of December 31, 2001 these companies holds 100% of Global Telecom's share capital (Exhibit II).

4. Companies Consolidated by the Proportional Method

The following companies were consolidated by the proportional method as of December 31, 2001:

Company	Head Office	Activity	Percentage of ownership		
			2001		2000
			Direct	Total	Total
Investnews, S.A. ("Investnews") (a)	São Paulo	Internet financial services.	PT Multimédia.com Brasil (50,00%)	26,69%	29,26%

(a) At December 31, 2001 this company was consolidated in accordance with the proportional method as PT Multimedia.com Brasil has a 50% participation in it, management being shared equally with the other shareholder. Consequently, the Group believes that under these conditions the proportional method reflects the situation more adequately.

Exhibit II – Changes in the Group in the year ended December 31, 2001

The following principal changes in the composition of the companies included in the consolidation took place in the year ended December 31 of 2001:

a) **Acquisitions**

- On February 6, 2001 under the terms of a contract entered into on January 13, 2001, Telesp Celular Participações acquired 49% of the ordinary voting shares and 100% of the preferred shares of the holding companies "Daini", "Globaltelcom" and "Inepar", corresponding to 83% of the share capital of each of the companies, which together had a majority interest in Global Telecom. This acquisition generated a goodwill of 585,548,00 Brazilian Reais, corresponding to Euro 286,135,162 at December 31, 2001 (Note 12).

  On June 27, 2001, after approval by ANATEL (the regulator of telecommunications in Brazil), the holding companies Daini, Globaltelecom and Inepar acquired Motorola NMG Brazil Inc.'s interest and became the holders of all the share capital of Global Telecom.

  Telesp Celular Participações assumed the commitment to acquire the remaining 51% of the ordinary shares of the holding companies that control Global Telecom for the amount equivalent to 76,300,000 US Dollars plus interest computed at a rate indexed to the LIBOR rate plus 4%, this commitment can only be exercise after approval by ANATEL.

- Acquisition by Portugal Telecom of 3,653,645 shares of PT Multimédia totalling Euro 192,267,600, which generated a goodwill of Euro 165,296,632 (Note 12). This acquisition in 2001 includes an early exercise option to acquire the shares of PT Multimédia, which had previously been contracted with the former shareholders of Zip.net.

- On March 26, 2001 PT Multimédia entered into a definitive purchase and sale agreement with the remaining shareholders of Asle (which owns 99.96% of the voting capital of Lusomundo) to acquire their shares corresponding to 58.04% of the share capital of Asle. The total cost of this acquisition was Euro 272,335,761 corresponding to the amount defined in the contract plus expenses incurred with the acquisition. The acquisition of all the share capital of Lusomundo a generated goodwill of Euro 587,719,856 (Note 12), although this amount is still subject to adjustments resulting from certain dispositions in the contract. In accordance with the referred contract the credit which the shareholders had in PT Multimédia resulting from the acquisition, was partly used to subscribe shares in the capital increase of Portugal Telecom on June 20, 2001 (Note 20). After Asle acquired the Lusomundo shares, as mentioned, the Group control 99.96% of the share capital of Lusomundo.

b) **Capital increases**

- Capital increase by Tradecom from Euro 50,000 to Euro 5,000,000 through the issuance of 9,900,000 new shares of Euro 0.50 each, subscribed for as follows: 6,200,000 shares subscribed by Tradecom SGPS at Euro 0.685 each and 1,700,000 shares subscribed for by BES.com, SGPS, S.A. at Euro 0.685 each and 1,700,000 shares subscribed by Caixaweb, SGPS, S.A. at Euro 0.685 each. As a result of these operations Tradecom's capital was increased to 10,000,000 nominal dematerialised shares, 66% of which held by Tradecom SGPS, 17% held by BES.com, SGPS, S.A. and 17% by Caixaweb, SGPS, S.A..

- Capital increase of Primesys in 2001 from 50,000 to 574,799,023 Brazilian Reais which was subscribed for by PT Prime SGPS as follows: (i) capital increase of 550,728,000 Brazilian Reais, through the transfer of 86,956 preference shares, without voting rights, of Bus Holding, which were valued at 550,778,000 Brazilian Reais which enable the initial subscribed capital of 50,000 Brazilian Reais to be paid up; and (ii) payment of 24,021,023 Brazilian Reais each.

On 29 June 2001 an Extraordinary General Meeting of BUS Holding decided to reduce its capital through the repayment and cancellation of 63,765 non voting preference shares held by Primesys, through the transfer to Primesys of 733,299 shares of BUS Telecomunicações, representing 73.33% of its capital and 19.9% of its voting shares and 100% of its non voting preference shares. After these operations Primesys became holder of 2.3% of the share capital of BUS Holding (equivalent to 100% of its non voting preference shares) and 73.33% of the capital of BUS Telecomunicações (equivalent to 19.9% of its voting shares and 100% of its non voting preference shares).

- Capital increase of Euro 11,787,123 (40,207,134 Brazilian Reais) of Zip.net on 25 April 2001. This capital increase was fully subscribed for and paid up by the loan from PT Multimédia in the amount of Euro 10,774,099 plus interest.

- Capital increase of PT Multimédia.com Brazil from 700,000,000 to 1,130,470,469 Brazilian Reais. This capital increase in the amount of Euro 225,028,661 was fully subscribed for and paid up as follows: (i) in kind by PT Multimédia.com by transfer of the following shares: Régula (31.5%) in the amount of Euro 63,153,335; Zip Holding (100%) (a company incorporated for these purpose of exchanging the participation in Zip.net for the participation in UOL) in the amount of Euro 133,462,800; and Zip.net in the amount of Euro 18,020,895; (ii) payment in cash of Euro 38,242,880; (iii) conversion of loans of Euro 1,074,690 granted in 2000; (iv) subscribed capital not realised in 2000 in the amount of Euro 28,693,459; and (v) exchange currency adjustments of Euro 232,480.

- On August 10, 2001, PT Multimédia share capital was increased in Euro 21,161,800, fully subscribed and paid for by its shareholders, with a share premium of Euro 8,18 per share. In connection with this share capital increase, PT Multimédia shareholders equity was increased in, approximately Euro 367,400,000.

c) **Sales**

- Sale by PT Finance BV of 53,365,764 shares of PT Multimédia.com, which resulted in a gain for the Group of Euro 199,519,287 (Note 27). Portugal Telecom agreed with the buying entity that Portugal Telecom would have the right of preference in the acquisition of the shares if the buying entity should decide to sell them.

- Sale by PT Prime SGPS of 17,389,800 shares in Telefónica resulting in a gain to the Group of Euro 112,314,478 (Note 27).

d) **Mergers and Demergers**

- Merger of PT Investimentos into Portugal Telecom by transfer of the net assets of the merged company into the merging company. Following this operation the shares held by PT Investimentos were transferred to Portugal Telecom.

e) **Others operations**

- As explained in item b), the shares of Régula held by PT Multimédia.com Brazil were exchanged for shares in Banco1.net, corresponding to 31.46% of its capital. This acquisition generated a goodwill of Euro 52,543,251 which, due to devaluation of the Brazilian Real, amounted to Euro 46,246,975 at 31 December 2001 (Note 12).

- PT Multimedia, through its subsidiaries PT Multimédia.com Brazil and Kabwe, exchanged its 100% interest in Zip.net for a 17.937% interest in UOL, the largest ISP portal in Latin America. PT Multimédia.com acquired 17.639% and Kabwe acquired 0.298% of the capital. Also within this exchange, PT Multimédia.com acquired 6,017,141 convertible bonds issued by UOL at a cost of 100 million US Dollars, which at 31 December 2001 corresponded to Euro 113,468,740 (Note 10). The bonds can be rendered at PT Multimédia.com's request, at any time during a maximum period of 10 years, for an equivalent number of UOL shares.

- On August 27, 2001, following an agreement entered into with the Sportinveste group to restructure and strengthen the current partnership between the two groups in the multimedia sports sector, Sportinveste Multimedia SGPS, S.A. ("Sportinveste Multimédia") was incorporated with capital of Euro 5,000,000, held in equal parts by PT Multimédia and the Sportinveste group, the object of which is to create and acquire companies that exploit and produce sporting contents. The company will be managed jointly by PT Multimédia and the Sportinveste group, although PT Multimédia will nominate the majority of members of the management organs for the first mandate, for the period ending 31 December 2004. At 31 December 2001 the company had not yet started operating.

- On January 5, 2001 PT Multimédia announced the launching of a Public Exchange Offer over shares of PT Multimédia.com, which was realised on December 3, 2001. After this operation PT Multimédia increased its participation in PT Multimédia.com to 98.76% of its share capital (generating a goodwill of Euro 174,180,559 (Note 10)) and the participation of Portugal Telecom in PT Multimédia was diluted from 63.10% to 54.05% of its share capital (generating goodwill of Euro 165,296,632 in this operation (Note 12)). PT Multimédia.com's shares are still listed on the Lisbon and Oporto stock exchanges, but under current legislation PT Multimédia must launch an authoritative Public Purchase Offer over the shares of PT Multimédia.com that it does not yet hold. After completion of this operation, PT Multimédia will hold all the share capital of PT Multimédia.com and will request the unlisting of its shares in 2002.

List of Holdings pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code

The following information is hereby provided on the holdings of members of the Board of Directors and Statutory Audit Board of Portugal Telecom SGPS, S.A. (PT) as at December 31, 2001, pursuant to the terms of article 447 of the Portuguese Commercial Companies Code:

Board of Directors

- Francisco Luís Murteira Nabo, Chairman of the Board of Directors, owns 30,736 PT shares and has an option to purchase 193,499 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 28,211 PT shares for the amount of Euro 271,390, on January 28, 2001, pursuant to the terms of the Stock Option Plan approved by the company. In July 2001, he received 78,435 PT shares under the Incentive Plan approved by the company. He received 613 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He sold 78,999 PT shares for the amount of Euro 688,081 on October 26, 2001. On December 13, 2001 he received 44 loyalty bonus shares in connection with PT's 5th stage of privatisation. His spouse owns 747 PT shares. She received 14 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 13 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Miguel António Igrejas Horta e Costa, Director, owns 23,295 PT shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 21,800 PT shares for the amount of Euro 209,716, on January 26, 2001, pursuant to the terms of the Stock Option Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He sold 20,826 PT shares for the amount of Euro 168,066 on July 11, 2001. He sold 41,652 PT shares for the amount of Euro 336,756 on July 12, 2001. He received 451 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves;
- Norberto Veiga de Sousa Fernandes, Director, does not own any PT shares or shares in other companies in a controlling or group relationship. He has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 3,186 PT shares for the amount of Euro 30,649, on January 26, 2001, pursuant to the terms of the Stock Option Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He sold 25,000 PT shares for the amount of Euro 215,000 on October 23, 2001. He sold 25,000 PT shares for the amount of Euro 231,250 on November 6, 2001. He sold 16,454 PT shares for the amount of Euro 157,958 on November 14, 2001;
- Estanislau José Mata Costa, Director, owns 53,139 PT shares and 75 PT Multimédia shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 21,800 PT shares for the amount of Euro 209,716, on January 26, 2001, pursuant to the terms of the Stock Option Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He acquired 25 PT Multimédia shares for the amount of Euro 217, in July 2001, pursuant to the terms of the PT Multimédia rights issue. He received 595 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He sold 8 PT shares for the amount of Euro 64 on July 25, 2001. He sold 10,000 PT shares for the amount of Euro 85,600 on October 16, 2001. He sold 15,000 PT shares for the amount of Euro 129,600 on October 26, 2001. He sold 15,000 PT shares for the amount of Euro 144,000 on November 13, 2001. He sold 50 PT Multimédia.com shares for the amount of Euro 87 on December 10, 2001. On December 13, 2001 he received 44 loyalty bonus shares in connection with PT's 5th stage of privatisation. His spouse owns 134 PT shares. She received 2 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 12 loyalty bonus shares in connection with PT's 5th stage of privatisation;

- Francisco José de Azevedo Padinha, Director, owns 2,157 PT shares, 330 PT Multimédia shares and 330 PT Multimédia.com shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 21,800 PT shares for the amount of Euro 209,716, on January 29, 2001, pursuant to the terms of the Stock Option Plan approved by the company. He sold 6,520 PT shares for the amount of Euro 71,133 on May 22, 2001. He sold 13,070 PT shares for the amount of Euro 142,594 on May 23, 2001. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He received 85 PT shares pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves and he sold 10,826 PT shares for the amount of Euro 85,958 on July 23, 2001. He sold 43,304 PT shares for the amount of Euro 356,825 on July 24, 2001. He sold 10,828 PT shares for the amount of Euro 88,898 on July 25, 2001. On December 13, 2001 he received 42 loyalty bonus shares in connection with PT's 5th stage of privatisation. His spouse owns 134 PT shares. She received 2 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 12 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Eduardo Augusto Marques Henriques Martins, Director, owns 31,882 PT shares and 25,100 PT Multimédia shares and has an option to purchase 65,790 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. In July 2001, he received 22,345 PT shares under the Incentive Plan approved by the company. He acquired 5,000 PT Multimédia shares for the amount of Euro 49,804 on July 27, 2001. He acquired 800 PT Multimédia shares for the amount of Euro 9,293 on August 1, 2001. He acquired 1,620 PT Multimédia shares for the amount of Euro 16,779 on August 2, 2001. He acquired 500 PT Multimédia shares for the amount of Euro 4,944 on August 3, 2001. He sold 25,909 PT shares for the amount of Euro 219,751, 23,217 PT Multimédia shares for the amount of Euro 144,597 and 16,717 PT Multimédia.com shares for the amount of Euro 29,112 on October 11, 2001. He acquired 15,000 PT shares for the amount of Euro 122,060 on October 12, 2001. He acquired 8,409 PT shares for the amount of Euro 70,305, 4,000 PT Multimédia shares for the amount of Euro 27,580 and 5,000 PT Multimédia.com shares for the amount of Euro 9,125 on October 17, 2001. He acquired 2,000 PT shares for the amount of Euro 16,840 and 4,000 PT Multimédia shares for the amount of Euro 27,240 on October 18, 2001. He acquired 5,000 PT Multimédia shares for the amount of Euro 40,250 and he sold 8,000 PT Multimédia shares for the amount of Euro 59,091 on October 22, 2001. He sold 4,000 PT Multimédia shares for the amount of Euro 33,905 on October 23, 2001. He acquired 1,459 PT Multimédia shares for the amount of Euro 11,789 on October 24, 2001. He acquired 8,541 PT Multimédia shares for the amount of Euro 66,786 on October 25, 2001. He sold 10,000 PT shares for the amount of Euro 89,550 and 10,000 PT Multimédia shares for the amount of Euro 80,500 on November 2, 2001. He acquired 10,000 PT shares for the amount of Euro 92,350 on November 7, 2001. He acquired 5,000 PT Multimédia shares for the amount of Euro 43,750 on November 8, 2001. He acquired 5,000 PT Multimédia shares for the amount of Euro 42,200 and he sold 2,500 PT Multimédia.com shares for the amount of Euro 5,525 on November 9, 2001. He sold 2,500 PT Multimédia.com shares for the amount of Euro 5,575 on November 12, 2001. He acquired 1,000 PT Multimédia shares for the amount of Euro 8,455 on November 15, 2001. He acquired 1,300 PT Multimédia shares for the amount of Euro 10,998 on November 16, 2001. He acquired 1,000 PT Multimédia shares for the amount of Euro 8,330 on November 22, 2001. He acquired 800 PT Multimédia shares for the amount of Euro 6,552 on November 23, 2001. He acquired 2,500 PT Multimédia shares for the amount of Euro 21,155 on November 27, 2001. He acquired 2,000 PT Multimédia shares for the amount of Euro 16,234 on November 28, 2001. He acquired 4,000 PT Multimédia shares for the amount of Euro 30,927 on November 29, 2001. His spouse owns 1,217 PT shares;
- Carlos Jorge Lemos Antunes, Director, owns 72,825 PT shares and 1,430 PT Multimédia.com shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 21,800 PT shares for the amount of Euro 209,716, on January 26, 2001, pursuant to the terms of the Stock Option Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He received 627 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He sold 21,907 PT shares for the amount of Euro 174,380 on October 4, 2001. His spouse owns 176 PT shares;

- Eduardo Perestrelo Correia de Matos, Director, owns 3,800 PT shares and 200 PT Multimédia shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 21,800 PT shares for the amount of Euro 209,716, on January 29, 2001, pursuant to the terms of the Stock Option Plan approved by the company. He sold 18,300 PT shares for the amount of Euro 215,330 on February 6, 2001. In July 2001, he received 50,198 PT shares under the Incentive Plan approved by the company. He sold 10,000 PT shares for the amount of Euro 84,000 on July 23, 2001. He sold 5,000 PT shares for the amount of Euro 42,000 on July 24, 2001. He sold 10,000 PT shares for the amount of Euro 81,600 on August 1, 2001. He sold 20,000 PT shares for the amount of Euro 166,000 on August 6, 2001. He sold 5,198 PT shares for the amount of Euro 37,218 on September 10, 2001. He sold 1,200 PT Multimédia.com shares for the amount of Euro 2,280 on December 13, 2001;
- Helder Neves Seabra, Director, owns 3,660 PT shares. In July 2001, he received 3,660 PT shares under the Incentive Plan approved by the company;
- Vitor Manuel Pereira Dias, Director, and his spouse own 23,021 PT shares and 437 PT Multimédia shares. He acquired 71 PT Multimédia shares for the amount of Euro 1,022 on May 18, 2001. In July 2001, he received 3,660 PT shares under the Incentive Plan approved by the company. He acquired 77 PT shares for the amount of Euro 598 on July 16, 2001. He received 436 PT shares pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves and he sold 293 PT Multimédia shares for the amount of Euro 2,780 on July 23, 2001. He acquired 282 PT shares for the amount of Euro 2,009 and he sold 236 PT shares for the amount of Euro 1,844 on August 9, 2001. He sold 432 PT shares for the amount of Euro 3,218 on September 5, 2001. He acquired 293 PT Multimédia shares for the amount of Euro 2,555 on September 12, 2001. He acquired 152 PT Multimédia shares for the amount of Euro 872 on October 1, 2001. He sold 152 PT Multimédia shares for the amount of Euro 906 on October 4, 2001. He sold 253 PT shares for the amount of Euro 2,122 on October 17, 2001. He acquired 38 PT Multimédia shares for the amount of Euro 223 on October 18, 2001. He acquired 81 PT Multimédia shares for the amount of Euro 489 on October 19, 2001. He sold 7 PT shares for the amount of Euro 63 on October 23, 2001. He sold 25 PT Multimédia shares for the amount of Euro 228 on October 24, 2001. He acquired 25 PT shares for the amount of Euro 226 on November 16, 2001. He acquired 4 PT shares for the amount of Euro 36 on December 12, 2001. He acquired 20 PT shares for the amount of Euro 170 and 25 PT Multimédia shares for the amount of Euro 177 on December 19, 2001;
- Pedro Amadeu Albuquerque Santos Coelho, Director, does not own any PT shares or shares in other companies in a controlling or group relationship. He has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He sold 10,000 PT shares for the amount of Euro 85,600 on October 12, 2001. He sold 15,000 PT shares for the amount of Euro 129,600 on October 26, 2001. He sold 15,000 PT shares for the amount of Euro 135,750 on October 29, 2001. He sold 22,748 PT shares for the amount of Euro 219,746 on November 13, 2001. His spouse owns 484 PT shares. She received 9 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 25 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Manuel António Ribeiro Serzedelo de Almeida, Director, and his spouse own 22,460 PT shares, 237 PT Multimédia shares and 1 PT Multimédia.com share. In July 2001, he received 3,660 PT shares under the Incentive Plan approved by the company. He acquired 23 PT shares for the amount of Euro 194 on July 2, 2001. He acquired 5,000 PT shares for the amount of Euro 39,800 on July 12, 2001. He received 254 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He acquired 83 PT Multimédia shares for the amount of Euro 867, in July 2001, pursuant to the terms of the PT Multimédia rights issue. He acquired 789 PT shares for the amount of Euro 6,833 on November 21, 2001. He exchanged 119 PT Multimédia.com shares for 34 PT Multimédia shares, in December 2001, pursunat to the terms of the exchange offer for PT Multimédia.com outstanding shares. On December 13, 2001 he received 80 loyalty bonus shares in connection with PT's 5th stage of privatisation;

- Carlos Alberto de Oliveira Cruz, Director, owns 236 PT shares. He received 4 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 he received 12 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- João Manuel de Mello Franco, Director, and his spouse own 9,746 PT shares. In July 2001, he received 3,660 PT shares under the Incentive Plan approved by the company. He received 149 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves;
- Fernando Maria Costa Duarte Ulrich, Director, owns 265 PT shares. He received 5 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. His spouse owns 265 PT shares. She received 5 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves;
- Zeinal Bava, Director, owns 411 PT shares and 44,598 PT Multimédia shares. He received 7 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He acquired 12,482 PT Multimédia shares for the amount of Euro 108,344, in July 2001, pursuant to the terms of the PT Multimédia rights issue. He exchanged 24,965 PT Multimédia.com shares for 7,151 PT Multimédia shares, in December 2001, pursunat to the terms of the exchange offer for PT Multimédia.com outstanding shares. On December 13, 2001 he received 34 loyalty bonus shares in connection with PT's 5th stage of privatisation. His spouse owns 75 PT shares. She received 1 PT share, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 4 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Paulo Jorge da Costa Gonçalves Fernandes, Director, does not own any PT shares or shares in other companies in a controlling or group relationship. He has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He sold 62,748 PT shares for the amount of Euro 517,671 on July 9, 2001;
- António Viana Baptista, Director, owns 9,008 PT shares and 795 PT Multimédia shares. He sold 700 PT shares for the amount of Euro 8,260 on February 2, 2001. He received 176 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 he received 12 loyalty bonus shares in connection with PT's 5th stage of privatisation. His spouse owns 1,817 PT shares and 40 PT Multimédia shares. She received 35 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 she received 12 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Iriarte José de Araújo Esteves, Director, owns 5,582 PT shares and has an option to purchase 154,799 PT shares at a unit price of Euro 11.38 under the Incentive Plan approved by the company. He acquired 3,186 PT shares for the amount of Euro 30,649, on January 23, 2001, pursuant to the terms of the Stock Option Plan approved by the company. He sold 1,000 PT shares for the amount of Euro 10,870 on May 4, 2001. In July 2001, he received 62,748 PT shares under the Incentive Plan approved by the company. He received 94 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. He sold 2,000 PT shares for the amount of Euro 16,620 on August 6, 2001. He sold 30,000 PT shares for the amount of Euro 225,000 on September 20, 2001. He sold 15,000 PT shares for the amount of Euro 136,500 on November 5, 2001. He sold 15,000 PT shares for the amount of Euro 129,000 on November 30, 2001. On December 13, 2001 he received 54 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Joaquim Aníbal Freixial de Goes, Director, owns 2,437 PT shares, 75 PT Multimédia shares and 50 PT Multimédia.com shares. He acquired 25 PT Multimédia shares for the amount of Euro 217, in July 2001, pursuant to the terms of the PT Multimédia rights issue. He received 47 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves;
- Luís Augusto da Silva, owns, through Cinveste, SGPS, S.A. in which he holds a 60% stake, 28,500,000 PT shares. These shares were subscribed, on June 27, 2001, at the price of Euro 9.40 per share by CINVESTE – SGPS, S.A., in exchange for a contribution in kind of the debt obligation of PT Multimédia, in the context of the Lusomundo's acquisition agreement;
- Israel Vainboim, Director, does not own any PT shares or shares in other companies in a controlling or group relationship;

- Fernando Abril- Martorell, Director, does not own any PT shares or shares in other companies in a controlling or group relationship.

Statutory Audit Board

- Manuel Cabeçadas Athayde Ferreira, Chairman of the Statutory Audit Board, owns 2,828 PT shares;
- José António Cordeiro Baptista, Statutory Audit Board officer, owns 3,389 PT shares. He received 66 PT shares, on July 23, 2001, pursuant to the terms of the PT's share capital increase through the incorporation of capital reserves. On December 13, 2001 he received 13 loyalty bonus shares in connection with PT's 5th stage of privatisation;
- Mário João de Matos Gomes, Statutory Auditor, does not own any PT shares or shares in other companies in a controlling or group relationship;
- José Vieira dos Reis, Deputising Statutory Audit Board Officer, does not own any PT shares or shares in other companies in a controlling or group relationship. His spouse owns 80 PT shares.

Qualified Holdings

Pursuant to the terms of subparagraph d) of no.1 of article 7 of Portuguese Securities Market Commission ("CMVM") Regulation no. 11/2000 with the new wording of CMVM's Regulation no. 24/2000, Portugal Telecom, SGPS, S.A. (PT) provides the following information regarding qualified holdings (held by third parties) in PT share capital as of December 31, 2001:

- Banco Espírito Santo Group (BES) holds directly and indirectly 9.57% of PT share capital, which corresponds to the same percentage of the company's voting rights. BES holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the Portuguese Securities Code is set out in the following table:

Institutions	No. of Shares
Banco Espírito Santo, S.A.	21,987,249
Members of the Board of Directors and of the Statutory Board of BES	113,743
Companies controlled by BES or that belong to BES Group	26,935,261
Shares that BES can acquire due to agreements celebrated with the PT shares owners	19,838,999
Shares given to BES as guarantee and deposited in these institutions	51,141,791
Total	**120,017,043**

- Telefónica, S.A. holds directly a total of 46,941,037 PT shares, approximately 3.74% of PT's share capital, equivalent to the same percentage of the company's voting rights. Additionally, Telesp, S.A. (Fixed) and Aliança Atlântica Holding B.V. (companies controlled by Telefónica or that belong to Telefónica Group), hold respectively 7,994,250 and 5,329,500 PT shares, equivalent to 0.64% and 0.42% stakes in PT, corresponding to the same percentage of the company's voting rights. In Global terms, Telefónica's holding in PT is approximately 4.81%.

- Caixa Geral de Depósitos Group (CGD) holds directly and indirectly 4.72% of PT share capital, which corresponds to the same percentage of the company's voting rights. CGD holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the Portuguese Securities Code is set out in the following table:

Institutions	No. of Shares
Caixa Geral de Depósitos, S.A.	52,388,972
Companhia de Seguros Fidelidade, S.A.	171,657
Companhia de Seguros Mundial Confiança, S.A.	6,294,719
Caixa - Banco de Investimento, S.A.	376,123
Total	**59,231,471**

- Brandes Investments Partners, I.P. holds, through its clients, a total of 55,048,050 PT shares, equivalent to approximately 4.39% of PT's share capital and PT's voting rights.
- Banco Português de Investimento Group (BPI) holds directly and indirectly 2.94% of PT share capital, which corresponds to the same percentage of the company's voting rights. BPI holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the Portuguese Securities Code is set out in the following table:

Institutions	No. of Shares
Banco Português de Investimento, S.A.	771,124
BPI SGPS, S.A.	20,743,391
Banco BPI, S.A.	4,223
BPI Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	12,793,260
BPI Fundos - Gestão de Fundos de Investimento Mobiliário, S.A.	2,272,801
BPI Vida - Companhia de Seguros de Vida, S.A.	35,920
Institutional customers with a discretionary management portfolio	199,390
Private customers with a discretionary management portfolio	102,773
Total	**36,922,882**

- Cinveste, SGPS, S.A. holds a total of 28,500,000 PT shares, equivalent to 2.27% of PT's share capital and PT's voting rights.

- Parpública - Participações Públicas, SGPS, S.A. holds a total of 801,332 PT shares, equivalent to 0.06% of PT's share capital and PT's voting rights.

REPORT OF INDEPENDENT AUDITORS

ANDERSEN

To the Shareholders and Board of Directors of
Portugal Telecom, SGPS, S.A.

(Amounts stated in Euro)

1. We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. and its subsidiaries (together, the "Company") which comprise the consolidated balance sheet as of December 31, 2001, the related consolidated statements of profit and loss, shareholders' equity and cash-flows for the year then ended and the accompanying notes. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except for the limitation referred to in paragraph 4 below, our audit was performed in accordance with generally accepted auditing standards in Portugal which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on criteria defined by management, used in their preparation. An audit also includes verifying the adequacy of the accounting principles used and their disclosure, taking into consideration the circumstances, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. The consolidated balance sheet as of December 31, 2000 and the consolidated statements of profit and loss, shareholders' equity and cash-flows for the years ended December 31, 2000 and 1999 are presented for comparative purposes only. These financial statements were audited by us and our opinions thereon, presented in our reports dated March 13, 2001 and March 15, 2000 are unqualified.

4. As mentioned in Note 12 to the accompanying consolidated financial statements, a valuation exercise of Telesp Celular Participações, S.A. ("Telesp Celular Participações") is being conducted, related with a joint-venture with Telefónica, S.A., which will include all mobile assets of the two companies in Brazil. As of December 31, 2001 the carrying value of the Company's financial investment in Telesp Celular Participações is approximately Euro 3,667,000,000 (including goodwill, net of accumulated amortization, of approximately Euro 3,114,000,000). Additionally, Telesp Celular Participações has a commitment to acquire the remaining equity interest in Global Telecom, S.A., which may have implications both on the carrying value and on the fair value of the financial investment in Telesp Celular Participações. As of this date, and simultaneously with the ongoing process of incorporation of the joint-venture, Telesp Celular Participações is conducting a capital increase to be concluded during the first half of 2002, which will imply a reduction in the carrying value per share of the financial investment in Telesp Celular Participações. Furthermore, since the actual size of the capital increase, the number and class (preferred or common) of shares to be issued, as well as the percentage which Portugal Telecom will subscribe have not been determined, it is not possible at this time to conclude as to the ability of Portugal Telecom to recover the goodwill on its investment in Telesp Celular Participações.

ANDERSEN

5. In our opinion, except for the effect, if any, of the adjustments that might have been detected had we been able to conclude as to the ability of Portugal Telecom to recover the goodwill on its financial investment in Telesp Celular Participações as explained in paragraph 4 above, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of December 31, 2001 and the consolidated results of its operations, shareholders' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal, some of which may not conform with generally accepted accounting principles in other countries, which except for the matters described in paragraph 6 below, were applied on a basis consistent with prior years.

6. During the year ended December 31, 2001 the Company changed the following accounting principles, with which we concur:

- During the year ended December 31, 2001, the Company recorded deferred taxes for the first time, based on the provisions of Accounting Directive No. 28. The adoption of this new accounting rule, resulted in the recognition of deferred tax assets and liabilities, amounting to approximately Euro 1,090,111,000 and Euro 620,700,000, respectively, the amount of Euro 149,541,000 being recorded in shareholders' equity (including Euro 95,270,000, recorded in the profit and loss statement) and the amount of Euro 319,870,000 being recorded in minority interests (Note 2.c) to the accompanying financial statements).

- As mentioned in Note 3.t) to the accompanying consolidated financial statements, as a result of the introduction of International Accounting Standard No. 39, with effect as from January 1, 2001, exchange differences on financial instruments used to hedge exchange risk on foreign currency investments, that do not comply with the efficiency criteria established in that standard, must be recorded in the statement of profit and loss of the period in which they occur. Consequently, during the year ended December 31, 2001, the Company recorded in the profit and loss statement an amount of, approximately, Euro 94,240,000 relating to exchange losses on certain financial instruments which in prior periods were recorded in shareholders'equity, as they were considered hedges of foreign currency investments.

7. During 2001, the Company changed the depreciation and amortization criteria for the assets acquired in that year, which started to be amortized as from the date of its acquisition, where in prior years a full year amortization was recorded. This change, resulted in a reduction of the depreciation and amortization expense for the year ended December 31, 2001 of approximately Euro 74,850,000 of which approximately Euro 4,717,000 corresponds to minority interests.

8. As mentioned in Note 27 to the accompanying consolidated financial statements, during the year ended December 31, 2001 the Company recorded extraordinary gains totalling approximately Euro 355,530,000 (of which approximately Euro 28,434,000 corresponds to minority interests) relating to gains obtained on the sale of financial investments and to a gain obtained on a non-monetary transaction.

Lisbon, 13 March 2002

Andersen

Breakdown of Consolidated Operating Revenues

Consolidated Operating Revenues (Euro million)	2001	2000	Δ %
PT Comunicações	**2,184.6**	**1,956.4**	**11.7%**
Fixed Telephone Service	1,712.8	1,541.2	11.1%
Domestic	1,502.3	1,289.2	16.5%
Fixed Charges	638.7	612.8	4.2%
Traffic	863.7	676.4	27.7%
Local	180.5	229.3	(21.3%)
Regional	100.0	150.0	(33.3%)
National	95.5	133.6	(28.5%)
Internet	62.5	51.5	21.3%
Fixed-Mobile	417.7	112.1	272.7%
Other	7.5	-	n.a.
International	210.5	223.2	(5.7%)
Wholesale	268.1	218.1	22.9%
Traffic	116.1	104.9	10.6%
Leased Lines	117.7	104.4	12.7%
Telecast	34.3	37.5	(8.6%)
Sales	33.7	39.0	(13.5%)
Directories	136.8	131.7	3.8%
Other	33.3	26.5	25.7%
PT Prime	**215.9**	**176.8**	**22.1%**
Data Communications	82.1	69.4	18.2%
Broadband	9.3	6.4	46.5%
Leased Lines	44.7	52.3	(14.4%)
Voice	16.5	0.4	n.m.
Internet	13.1	8.7	51.0%
ASP	7.5	5.3	42.1%
Outsourcing	15.9	12.0	32.3%
E-commerce	5.0	4.0	25.6%
Sales and Other	21.7	18.4	17.8%
PT Mobile Businesses			
TMN	**1,171.9**	**994.3**	**17.9%**
Services Rendered	1,007.9	841.0	19.8%
Sales and Other	164.0	153.3	7.0%
Telesp Celular	**574.1**	**677.8**	**(15.3%)**
Services Rendered	482.4	484.8	(0.5%)
Sales and Other	91.7	193.0	(52.5%)
PT Multimedia	**592.9**	**226.7**	**161.6%**
Pay TV	260.2	187.0	39.2%
ISP and Portals	16.9	25.7	(34.3%)
Media	138.1	-	n.a.
Sales and Other	177.7	14.0	n.m.
Other	**167.0**	**157.5**	**6.0%**
Total Operating Revenues	**4,906.4**	**4,189.5**	**17.1%**

For comparison purposes, TCP was proportionally consolidated in accordance with an economic interest of 41.23% in 2001 and 2000.

Operating Data by Business Segment

PT Comunicações

Operating Data	Units	2001	2000	Δ %
Fixed Telephone Service				
Total Lines[(1)]	('000)	5,918	5,680	4.2
Main Lines in Service[(2)]	('000)	4,301	4,303	0.0
Main Lines[(2)] per 100 Inhabitants	no.	41.5	41.8	-0.3 p.p.
ISDN Penetration Rate	%	7.9	7.8	0.1 p.p.
ISDN Equivalent Main Lines	('000)	800	653	22.5
ISDN Penetration Rate	%	18.6	15.2	3.4 p.p.
Total Traffic[(3)], of which:	min.* 10^6	20,713	19,170	8.0
Originated in the Fixed Network		17,296	16,645	3.9
Local+Regional+National		7,431	8,933	(16.8)
Mobile		1,215	1,290	(5.8)
Internet		6,916	5,630	22.8
Other		1,323	379	(249.4)
International		411	413	(0.6)
Originated Traffic per Access per Day	minutes	11.0	10.7	2.6
Average Weighted Price Change (price basket): [(4)]	%	(2.9)	(6.1)	3.2 p.p.
Installation		0.0	0.0	0.0 p.p.
Subscription		5.5	7.0	(1.5 p.p.)
Local		0.0	2.0	(2.0 p.p.)
Regional		(17.0)	(2.0)	(15.0 p.p.)
National		(14.5)	(34.8)	20.3 p.p.
International		(10.2)	(15.0)	4.8 p.p.
Wholesale				
Wholesale Traffic [(5)]	min.* 10^6	12,186	9,157	33.1
Average Weighted Price Change:	%	(16.5)	(12.4)	(4.1 p.p.)
Call Origination		(30.4)	-	n.s.
Call Termination		(27.9)	(26.6)	(1.3 p.p.)
Transit		12.3	(17.2)	29.5 p.p.
Wholesale Leased Lines				
Number of Leased Lines	('000)	58.8	48.2	21.8
Capacity (equivalent to 64 kbps)	('000)	1,473.7	689.4	113.8
Digital	%	98.5	97.1	1.4 p.p.

Notes:
(1) Including external supplementary lines, direct extensions and active multiple numbers.
(2) Excluding external supplementary lines, direct extensions and active multiple numbers.
(3) Originated, incoming and transit fixed network traffic.
(4) Reflects also the impact of the Econonic Package.
(5) Traffic originated in the fixed network to other operators, national and international, incoming and in transit cellular traffic in the fixed network.

PT Prime

Operating Data	Units	2001	2000	Δ %
Data Communication Accesses	('000)	33.8	26.7	26.6
Frame relay		8.6	5.2	65.5
Broadband		0.5	0.4	42.4
Corporate WEB Capacity Sold	Mbps	234.3	99.1	136.4
Leased Lines to End Users				
Number of Leased Lines	('000)	22.1	22.8	(3.1)
Capacity (equivalent to 64 kbps)	('000)	99.1	80.4	23.2
Digital	%	89.3	85.0	4.3 p.p.

PT Móveis

TMN

Operating Data	Units	2001	2000	Δ %
Total Cellular Customers - Portugal	('000)	8,155	6,665	22.4
Cellular Customers per 100 inhabitants in Portugal	%	79.2	66.7	12.5 p.p.
TMN Cellular Customers	('000)	3,905	2,939	32.9
Prepaid	%	83.6	84.1	(0.4 p.p)
WAP Terminals	%	544	153	255.7
Net Additions	('000)	966	825	17.1
Prepaid	%	82.3	85.2	(2.8 p.p.)
TMN Market Share				
Total Subscribers	%	47.9	44.1	3.8 p.p.
Net Additions	%	49.7	41.4	8.3 p.p.
Data (% in Revenues)	%	5.9	3.6	2.3 p.p.
ARPU	euro	30.1	30.9	(2.7)
CCPU	euro	16.6	17.4	(4.8)
SAC [(2)]	euro	72.2	72.3	(0.2)
ARPM	euro	21.9	22.4	(2.2)
MOU	minutes	137	138	(0.5)

Notes:

(1) Source: ICP (telecoms regulator) and mobile operators.

(2) Subscriber Acquisition Costs included agency costs, 70% of publicity costs and handset subsidies.

Telesp Celular

Operating Data	Units	2001	2000	Δ %
Total Cellular Customers - São Paulo State	million	7.9	6.8	15.2
Penetration - São Paulo State (1)	%	21.1	18.7	2.4 p.p.
TCP Customers	('000)	5,104	4,302	18.6
Prepaid	%	73.2	62.7	10.5 p.p.
Digital	%	93.3	81.3	12.1 p.p.
WAP Terminals	('000)	2,031	624	225.7
TCP Net Additions	('000)	802	1,409	(43.1)
TCP Market Share (1):				
Total Subscribers	%	65	63	2 p.p.
Net Additions	%	77	63	14 p.p.
ARPU	Br. Real	44	52	(15.4)
CCPU	Br. Real	24	27	(9.4)
SAC (2)	Br. Real	128	71	80.0

Global Telecom

Dados Operacionais	Unid.	2001	2000	Δ %
Total Cellular Customers - Paraná and Sta Catarina States	million	2.5	1.9	33.7
Penetration - Paraná and Sta Catarina States	%	16.5	12.4	4.1 p.p.
GT Customers	('000)	862	463	86.2
Prepaid	%	62.6	23.9	38.7 p.p.
GT Net Additions	('000)	399	301	32.6
Prepaid	%	100.0	36.7	63.3 p.p.
GT Market Share (1):				
Total Subscribers	%	35	25	9.9 p.p.
Net Additions	%	64	47	17.0 p.p.
ARPU	Br. Real	40	60	(32.3)
CCPU	Br. Real	50	91	(44.7)
SAC (2)	Br. Real	239	283	(15.6)

Notes:
(1) Concession area.
(2) Subscriber Acquisition Costs included agency costs, 70% of publicity costs and handset subsidies.

PT Multimédia

Operating Data	Units	2001	2000	Δ %
Pay TV				
Total Homes Passed	('000)	2,286	2,175	5.1
Homes Passed with two-ways capabilities	('000)	1,439	672	114.0
Subscribers, of which:	('000)	1,160	950	22.1
Cable		936	819	14.3
DTH		224	131	70.2
Premium subscribers, of which:	('000)	736	495	48.6
Sport TV		335	246	36.2
Telecine		173	109	58.4
Others		227	140	62.7
Pay to Basic Ratio	%	63.4	52.1	11.3 p.p.
ARPU	euro	19.3	17.5	10.3
Internet				
Internet Accesses	('000)	682	486	40.1
NetCabo	('000)	62	19	234.1
Sapo Portal (December)				
Monthly Page Views	million	171	94	81.0
Unique Visitors per Month	million	2.0	2.0	3.3
Reach	%	60.7	50.3	10.4 p.p.
Lusomundo				
Tickets Sold	million	14.7	12.6	16.6
Portugal		8.6	8.5	1.5
Spain		6.1	4.1	47.8
Audience:	%			
Jornal de Notícias		10.1	11.7	(1.6 p.p.)
Diário de Noticias		4.2	5.2	(1.0 p.p.)
TSF (top segment radio audience)		19.8	16.4	3.4 p.p.

PT Management

Boards of Directors

Portugal Telecom

Chairman - Francisco Luís Murteira Nabo * (CEO)
Director - Miguel António Igrejas Horta e Costa * (VCEO)
Director - Norberto Veiga de Sousa Fernandes * (VCEO)
Director - Estanislau José Mata Costa *
Director - Francisco José Azevedo Padinha
Director - Eduardo Augusto Marques Henriques Martins
Director - Carlos Jorge Lemos Antunes
Director - Eduardo Perestrelo Correia de Matos
Director - Helder Neves Seabra
Director - Victor Manuel Pereira Dias
Director - Pedro Amadeu de Albuquerque Santos Coelho *
Director - Manuel António Ribeiro Serzedelo de Almeida
Director - Carlos Alberto de Oliveira Cruz **
Director - João Manuel de Mello Franco
Director - Fernando Maria da Costa Duarte Ulrich
Director - Zeinal Bava *
Director - Paulo Jorge da Costa Gonçalves Fernandes *
Director - António Viana Baptista
Director - Iriarte José de Araújo Esteves
Director - Joaquim Aníbal Freixial de Goes
Director - Luís Augusto da Silva
Director - Israel Vainboim
Director - Fernando Abril-Martorell

PT Comunicações

Chairman - Francisco Luís Murteira Nabo
Vice- Chairman - Norberto Veiga de Sousa Fernandes
Director - Carlos Jorge Lemos Antunes * (CEO)
Director - Luís António Lopes Figueira *
Director - Maria Josete M. Ramalho Palavra Berrones *
Director - Carlos Manuel Tavares da Costa *
Director - Manuel Corrêa de Barros Lancastre *
Director - Alfredo José Silva de Oliveira Baptista
Director - Jorge Aníbal Metello de Nápoles

Marconi

Chairman - Carlos Jorge Lemos Antunes
Director - Jorge Aníbal Metello de Nápoles * (CEO)
Director - António Proença Adão *
Director - Paulo André Inácio Garrido *
Director - Joaquim Filipe Nunes Correia

* Executive Committee (CE) Officers; CEO - Chief Executive Officer; VCEO - Vice-Chairman of Executive Committee.
** Almerindo da Silva Marques resigned his post as a non-executive member of the Company's Board of Directors on January 17, 2002, being appointed for his post Mr. Carlos Alberto de Oliveira Cruz.

PT Prime SGPS

Chairman - Francisco Luís Murteira Nabo
Director - Norberto Veiga de Sousa Fernandes
Director - Alfredo José Silva de Oliveira Baptista * (CEO)
Director - Manuel Filipe Preto Garcia *
Director - António Manuel Ferreira Gaspar *
Director - Carlos Manuel de Sousa Alves *
Director - José Carlos de Andrade Gonçalves *
Director - Sérgio Bruno Alambre de Carvalho
Director - Fermin Fautsch

PT Prime

Chairman - Alfredo José Silva de Oliveira Baptista
Director - Carlos Manuel de Sousa Alves
Director - Fermin Fautsch
Director - António Manuel Ferreira Gaspar
Director - Victor Augusto Brinquete Bento

PT Móveis

Chairman - Francisco Luís Murteira Nabo
Director - Norberto Veiga de Sousa Fernandes
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Guilherme Silvério Portela Santos *
Director - José Pedro Pereira da Costa *
Director - Pedro Manuel Brandão Rodrigues *
Director - António Joaquim Simões Gomes de Azevedo *
Director - António Lopes Soares
Director - Carlos Manuel de Lucena e Vasconcellos Cruz

TMN

Chairman - Francisco Luís Murteira Nabo
Vice- Chairman - Norberto Veiga de Sousa Fernandes
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Rodrigo Justino de Mendonça Ferreira *
Director - António Lopes Soares *
Director - António Joaquim Gomes de Azevedo *
Director - Maria da Graça Galvão de Carvalho *

* Executive Committee (CE) Officers; CEO – Chief Executive Officer.

Telesp Celular Participações **

Chairman - Francisco Luís Murteira Nabo
Vice-Chairman - Miguel António Igrejas Horta e Costa
Vice- Chairman - Norberto Veiga de Sousa Fernandes
Director - Francisco José Azevedo Padinha
Director - Estanislau José Mata Costa
Director - Eduardo Perestrelo Correia de Matos
Director - António Joaquim Simões Gomes de Azevedo
Director - Rui Manuel de Medeiros d'Espiney Patrício
Director - Iriarte José de Araújo Esteves
Director - Guilherme Silvério Portela Santos
Director - José Pedro Faria Pereira da Costa
Director - Pedro Amadeu de Albuquerque Santos Coelho
Director - Zeinal Bava
Director - Paulo Jorge da Costa Gonçalves Fernandes
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Maria Paula de Almeida Martins Canais
Director - Gilson Rondinelli Filho
Director - Paulo José Soares
Director - António Gonçalves de Oliveira

PT Multimédia

Chairman - Francisco Luís Murteira Nabo
Vice-Chairman - Norberto Veiga de Sousa Fernandes
Director - Abílio Ançã Henriques * (CEO)
Director - Luís Filipe Medeiros Cravo Ribeiro *
Director - José Manuel da Graça Bau *
Director - José Augusto Castelhano Nunes Egreja *
Director - Pedro Manuel Alves Ferreira Guerra *
Director - Henrique Manuel Nunes Granadeiro
Director - José Pedro Sousa de Alenquer
Director - Joaquim Francisco Alves Ferreira de Oliveira
Director - Maria do Carmo Ferreira Costa da Silva Catela Teixeira

TV Cabo Portugal

Chairman - Abílio Ançã Henriques
Director - José Manuel da Graça Bau * (CEO)
Director - José Pedro Salas Pires *
Director - Euclides Higino Gonçalves Sousa
Director - Manuel Jerónimo Cabrita Ravasqueira
Director - José Antunes João

* Executive Committee (CE) Officers; CEO – Chief Executive Officer.

** Telesp Celular Management: Carlos Vasconcellos Cruz (CEO); Gilson Filho (VCEO), Paula Canais (VCEO); Álvaro Roquete (VCEO); Luís Avelar (VCEO) and Carlos Alberto Ferreira (VCEO).

PT Multimédia.com

Chairman - Abílio Ançã Henriques
Director - Pedro Manuel Alves Ferreira Guerra
Director - João Manuel Larroude Trigo da Roza * (CEO)
Director - Euclides Higino Gonçalves Sousa *
Director - Cidália Marília Matos Morgado *
Director - Fernando Eduardo Ribeiro Marques
Director - Luís Filipe Saraiva Castel Branco de Avelar

Lusomundo

Chairman - Abílio Ançã Henriques
Director - Luís Filipe de Medeiros Cravo Ribeiro * (CEO)
Director - Henrique Manuel Fusco Granadeiro *
Director - José Carlos Alfaia Mimoso *
Director - Alberto Duarte Rosário
Director - José Antunes João
Director - Luís joão Bordallo da Silva

PTI - Portugal Telecom Internacional

Chairman - Miguel António Igrejas Horta e Costa
Vice- Chairman - Francisco José Azevedo Padinha
Vice- Chairman - Eduardo Augusto Marques Henriques Martins
Vice- Chairman - Iriarte José de Araújo Esteves
Vice- Chairman - Eduardo Perestrelo Correia de Matos
Vice- Chairman - Zeinal Bava
Director - Nuno Caldeira da Silva * (CEO)
Director - José Manuel de Morais Briosa e Gala *
Director - Luís Manuel da Costa Sousa de Macedo
Director - José Alberto Rebelo dos Reis Lamego
Director - Maria Margarida Moura Sá Costa *

PT Senior Management Committee

Francisco Luís Murteira Nabo
Miguel António Igrejas Horta e Costa
Norberto Veiga de Sousa Fernandes
Estanislau José Mata Costa
Pedro Amadeu de Albuquerque Santos Coelho
Zeinal Bava
Paulo Jorge da Costa Gonçalves Fernandes
Carlos Jorge Lemos Antunes
Francisco José Azevedo Padinha
Iriarte José de Araújo Esteves
Alfredo José Silva de Oliveira Baptista
Abílio Ançã Henriques

* Executive Committee (CE) Officers; CEO – Chief Executive Officer.

Information to Shareholders

Trading in Shares and ADSs

PT shares are listed on the Lisbon and Oporto Stock Exchange (code: PTCO.IN) and the New York Stock Exchange, as ADS - American Depository Shares (code: PT). An ADS represents one ordinary share.

The company's share capital, as at December 31, 2001, comprised 1,254,285,000 shares with a nominal value of Euro 1 each, with 1,254,284,500 shares listed on the Lisbon and Oporto Stock Exchange. There were 52,354,683 ADSs registered on the same date.

Share Prices in 2001

Prices	BVLP (Euros)	NYSE (US$)
Maximum	12.24	11.44
Minimum	6.15	6.00
Closing (December 28, 2001)	8.75	7.61

Information

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Relação com Investidores (RIC)
Avenida Fontes Pereira de Melo, 40 - 8°
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 1701
Fax: + (351) 21 355 6623
e-mail: pt.ric@netcabo.pt or vitor.j.sequeira@telecom.pt

Holders of ADSs may also request information and clarifications directly from PT's depository bank for ADSs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 646 885 3284
Fax: 1 646 885 3043

Website

All publications and communications, in addition to information on the company's products, services and business are also available at: www.telecom.pt

Annual Shareholders' Meeting

PT's Annual Shareholders' meeting will be held on April 23, 2002, at 15.00 at the company's registered offices at Forum Telecom, located in Av. Fontes Pereira de Melo 40, Lisbon.

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 2000

Financial Schedule - 2002

March 13	Announcement of Results for Year 2001
April 23	General Shareholders' Meeting
April 30	Announcement of Results for First Quarter 2002
June 28	Form 20F filed with SEC and NYSE
September	Announcement of Results for First Half 2002
October 30	Announcement of Results for First Nine Months of 2002
December 31	Close of 2002 Financial Year